SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2021 sustainability report of China Petroleum & Chemical Corporation (the “Registrant”), submitted by the Registrant to the Stock Exchange of Hong Kong Limited on March 25, 2022.

Report Information
The 2021 sustainability report (hereinafter referred to “SR”) is the 16th sustainability report of China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.”, “the Company” or "We"). The report introduces our sustainability philosophy and policies and our environmental protection, social responsibility, and corporate governance (hereinafter referred to as “ESG”) performances in 2021, and highlights on how we responded to the expectations and concerns of our stakeholders.
Report Perimeters
This report covers our business activities from 1 January to 31 December 2021, with some content from beyond this time span for continuity reasons. The information herein comes from internal data, materials from our subsidiaries, and relevant public information. Unless otherwise specified, all monetary figures shown in this SR are expressed in RMB (yuan).
Unless otherwise specified, the data in this SR covers the data of Sinopec Corp. and its wholly-owned and controlled subsidiaries.
The Company’s Board of Directors reviewed and approved this report on 25 March 2022. The report is available in Chinese and English versions, and the Chinese version shall prevail in case of any conflict or inconsistency. The report can be downloaded at the website: http://www.sinopec.com/listco/en.
References
This report is prepared in accordance with the Guideline for the Self-Regulatory Supervision of Listed Companies of Shanghai Stock Exchange (SSE) No. 1 - Standardized Operation, the Environmental, Social and Governance Reporting Guide issued by Hong Kong Stock Exchange (HKEx), Ten Principles of the United Nations Global Compact (UNGC), and the criteria of the Global Compact Advanced Communication on Progress, and with reference to the 2021 GRI Universal Standards (GRI Standards) and GRI 11: Oil and Gas Sector 2021 issued by the GRI Global Sustainability Standards Board (GSSB). The Addressing Climate Change section is also prepared with reference to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and Climate Disclosure Guidance issued by Hong Kong Stock Exchange (HKEx).
Disclaimer
This report includes certain forward-looking statements with respect to the results of our business operations and certain plans and conditions. All statements that address activities, events or developments that we expect will or may occur in the future, other than statements of historical fact, are forward-looking statements and by their nature involve risk and uncertainty. This means that actual results may differ materially from those indicated in the forward-looking statement due to a number of factors and uncertainties. The forward-looking statements are made by 25 March 2022 and the Company undertakes no obligation to update these forward-looking statements unless required by an appropriate regulatory authority.

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Contents
Report Information	1
Contents	2
About Us	4
Letter from Chairman	5
Board’s Statement on ESG Governance	7
1. Corporate Governance	8
1.1 Development Strategy	8
1.2Governance System	9
1.3 Business Integrity and Operation Compliance	13
1.4 Risk Management and Internal Control	19
1.5 Sustainability Management	20
1.6 Technological Innovation	26
1.7 Digital Transformation	29
2. Addressing Climate Change	30
2.1 Climate Action	30
2.2 Reduce Greenhouse Gas Emission	34
2.3 Energy Transition	42
3. Protecting the Environment	47
3.1 Strengthening Environmental Management	47
3.2 The Green Enterprise Campaign	50
3.3 Water Resources Management	51
3.4 Land Resource Management	53
3.5 Control of Atmospheric Pollutants	53
3.6 Solid Waste Management	54
3.7 Prevention of Hydrocarbon Leakage	55
3.8 Biodiversity Conservation	56
4. Strengthening Safety Management	58
4.1 Safety Management System	58
4.2 Production Safety	61
4.3 Contractor Safety	62
4.4 Logistics Safety	63
4.5 Information Security	64
4.6 Security	65
5. Respecting Human Rights and Cultivating Talent	66

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5.1 Respecting and Protecting Human Rights	66
5.2 Occupational Health	68
5.3 Talent Growth	70
5.4 Employee Training and Growth	71
5.5 Employee Care	73
6. Fulfilling Social Responsibility	74
6.1 Contributing to Social Philanthropy	74
6.2 Sustainable Value Chain	77
6.3 Community Communication and Engagement	80
6.4 Product and Service Management	83
Key Performance	88
Environmental Performance	88
Social Performance	89
Independent Assurance Report	94
Report Content Indexes	98
HKEX ESG Reporting Guide Content Index	98
UNGC Ten Principles Index	101
TCFD Index	101
UNGC Advanced Level Criteria Index	102
Feedback	105

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About Us
Sinopec Corp. is one of the largest integrated energy and chemical companies in China that headquartered in Beijing. The Company was listed in Hong Kong, New York and London Stock Exchanges respectively in October 2000, and in Shanghai Stock Exchange in August 2001.
Exploration and Production
•        Sinopec Corp.'s main oil and gas assets are located in China. Overseas, we only participate in four joint projects overseas, including UDM in Russia, Block 18 in Angola, CIR in Kazakhstan, and Mansarovar in Colombia respectively, and there is not any other oil and gas assets overseas.
•        In 2021, Sinopec Corp.'s crude oil production was 279.76 million barrels and natural gas production was 1,199.44 billion cubic feet.

Refining
•        Sinopec Corp.’s primary refining facilities are located in China. Overseas, and we hold shares in a refining joint venture project in Yanbu, Saudi Arabia.
•        In 2021, Sinopec Corp. processed 255.28 million tonnes of crude oil and produced 146.21 million tonnes of refined oil products.

Marketing and Distribution
•        Sinopec Corp. has a well-established marketing network for refined oil products in China, with 30,725 service stations.
•        Sinopec Corp. sold a total of 220.79 million tonnes of refined oil products in 2021.

Chemicals
•        Sinopec Corp.’s primary chemical production facilities are located in China, producing synthetic resin, synthetic fibre, synthetic rubber, basic organic chemicals and other petrochemical products. The only overseas projects include the Sibul project and the Amur project under construction.
•        In 2021, Sinopec Corp. produced 13.38 million tonnes of ethylene.

International Trade	• Sinopec Corp. is an important trader of crude oil in China, engaging in the international trade of crude oil, refined oil products and chemical products.
Technology R&D
•        We have four State Key Laboratories, five National Engineering Research Centres, a National-Provincial Joint Engineering Research Centre, a National Engineering Lab, four National Energy R&D (Experiment) Centres, a National Testing and Eluation Platform, and two State-Certified Enterprise Technology Centres.
•        As of the end of 2021, Sinopec Corp. had been granted 43,563 patents cumulatively, of which 4,853 were granted within the year.

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Letter from Chairman
Dear Friends,
On behalf of the Board of Sinopec Corp., I would like to express our heartfelt gratitude for your continuing attention and support!
Looking back in 2021, confronted with the severe challenges of the Covid-19 pandemic, climate change, energy security, etc., people around the world desired for green and low-carbon developmentmore than ever. The Chinese government attached great importance to the implementation of the UN 2030 Agenda for Sustainable Development, succeeded in eliminating absolute poverty, made steady progress in transition towards green and low-carbon development, contributed to the global fight against the pandemic, and promoted the building of a community with a shared future for mankind. As a LEAD member of the United Nations Global Compact and a major player in the energy and chemical industries, Sinopec Corp. embraces green development transformation, takes "net zero" of carbon emissions as the ultimate goal and firmly devotes to a green, low-carbon, safe, responsible, and high-quality growth path to the sustainable development of our society. During the last year, we vigorously implemented our world-leading development strategy, actively integrated into the new development paradigm, and got good results in promoting high-quality development. We achieved the best performance in the past decade, further integrated our business development with ESG and made new progresses in key areas such as corporate governance, technological innovation, energy supply, green development,etc..
Focusing on compliance and efficiency, we continued to improve governance efficiency. We elected new members to the Board of Directors and the Board of Supervisors and made appointments to senior management, enhancing diversity on the board level and all independent directors fulfilled their duties with diligence. We optimized a number of corporate governance practices, promoted the construction of the compliance management system, and enhanced the effectiveness of the internal controls. We further strengthened the ESG governance and deepened the benchmarking programme of improving management, further enhancing the management efficiency. We constantly reinforced planning and coordination of the overall supervision to better serve supervisory duties, and strengthened communications with our stakeholders to maintain the Company's transparency.
Focusing on innovation-driven development, we achieved fruitful results. Aiming to become a technology leading company, we continued to deepen reform of our technology management mechanism, expedite the construction of new R&D institutions and tech incubators, and effectively stimulated the innovation vitality. We vigorously promoted research into core technologies in key areas such as exploration and development, new chemical materials, new energy, green and low-carbon development, etc., and made significant progresses in shale oil exploration and development, direct catalytic cracking of crude oil to ethylene, high-end carbon materials, medical materials, proton exchange membrane electrolysis hydrogen production technology, and accelerated the layout of such cutting-edge technologies such as fuel cells. Development and Industrial Application of Megaton-Scale Steam Cracking and Recovery Technology for Complex Feedstocks and other six technological projects won the State Science and Technology Award. In 2021, we were granted with a record high of 4,853 patents, ranking the top among China's large enterprises.
Focusing on sustainable and reliable energy supply, we endeavoured to build a diversified supply system. We intensified exploration and development of oil and gas, increased the reserves and production, and enhanced reserve capacity, providing a strong guarantee for the stable development of society and economy. We promoted the transition to low-carbon energy and actively coordinated the development of natural gas production, supply, storage, and marketing, yielding a continuous share increase of natural gas in the total production of oil and gas production. To enhance the green energy supply capacity, we increased the supply of natural gas and actively advanced the layout of the hydrogen industry, constructed eight hydrogen supply centres and accelerated the development of photovoltaic projects according to local conditions, and gradually promoted the supply of biomass

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energy. We are dedicated to transforming ourselves into an integrated energy service provider for oil, gas, hydrogen, electricity and non-fuel businesses and becoming a leader in clean energy supply to provide safer, cleaner, and more diverse energy for social development.
Focusing on green and low-carbon development, we endeavoured to build a clean and beautiful home. We actively promoted the green and clean development strategy and the Green Enterprise Campaign, deepened the pollution prevention and control and ozone pollution control action, and the emissions of major pollutants and the amount of industrial freshwater consumption continued to decline and the solid waste was disposed by 100%. We took wellordered steps to carry out actions for carbon peaking and carbon neutrality: actively implemented the "Energy Efficiency Improvement Plan" and enhanced the control of total energy consumption and energy intensity; built the million-tons CCUS demonstration project to further promote the emission reduction and utilisation of carbon; strengthened the management of methane emission control and jointly established the methane emission control alliance of Chinese oil and gas enterprises; and continuously improved the carbon asset management and enhanced the carbon absorption capacity of forest and grass.
Focusing on safe and healthy development, we improved intrinsic safety management. We comprehensively promoted the establishment of the HSE management system, published the HSE Management System Handbook, conducted the three-year safety rectification programme, accelerated the hidden danger treatment progress, and improved the capability of safety risk control. We further strengthened the safety qualification inspections of contractors to improve management, and enhanced operation safety management. We developed a special safety supervision mechanism, eliminated workplace safety hazards, and improved the deployment of safety equipment, improving the management of employees' health. We strictly continued the routine pandemic control measures, and effectively addressed the impact of catastrophic floods and typhoons. We maintained safe and stable operations throughout the year.
Focusing on serving the people for a better life, we fulfilled our social responsibilities as a corporate citizen. Adhering to the principle of putting the people first, we are committed to providing high-quality public products, closely combining our high-quality development with satisfying the people's needs for a better life, and fulfilling our responsibilities as a large enterprise. We expanded cooperation with our industrial chain partnerships to lead the high-quality industry development. We developed three distinctive brands of industrial support, education support, and marketing support to promote rural revitalization. We made efforts to fight against the pandemic, provided rescue and relief to disaster victims, and strengthened flood control and disaster relief, and promoted public welfare programmes such as Warm Stations Programme and Driver's Home Programme for Truck Drivers, bringing security and happiness to people. As an official partner of the Olympic and Paralympic Winter Games Beijing 2022, we provided comprehensive clean energy and executed the concept of Clean Energy for the Winter Olympics and Paralympics.
Looking ahead to 2022, Sinopec Corp. will fully and faithfully implement the new development philosophy, better integrate ESG into strategy and operation, and continuously improve our ESG management and performance. We will continue to integrate reform and development with corporate governance, energy supply with green development, and transformation and upgrading with technological innovation. Adhering to the principle of openness, sharing, and win-win cooperation, we will work together with stakeholders to explore leading ESG practices for sustainable development, and vowing to make new achievements in promoting sustainable economic and social development. We cherish your valuable suggestions for the Company's sustainable development, and look forward to joining hands with you to build a better life andcreate a brighter future!
Ma Yongsheng
Chairman
25 March 2022

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Board’s Statement on ESG Governance
The Company's Board of Directors made the following statement in accordance with the requirements of the "Environmental, Social and Governance Reporting Guidelines" of the Stock Exchange of Hong Kong Limited (hereinafter referred to as the "Hong Kong Stock Exchange").
The Board of the Company promises that the Company and its Board of Directors strive to follow the Requirements of the Guidelines for the Governance of Listed Companies issued by the China Securities Regulatory Commission, and the Environmental, Social and Governance Reporting Guidelines issued by Hong Kong Stock Exchange, and continuously optimise its environmental, social and corporate governance mechanism. We will further strengthen the Board's role in supervising and participation in ESG related issues, and vigorously integrate ESG considerations into the Company's major decision-making processes and various business practices.
Board’s Role in ESG Governance
The Board of Directors bears the ultimate responsibility for Sinopec Corp.'s ESG governance. The Sustainability Committee under the Board of Directors is responsible for overseeing the implementation and progress of the Company's sustainability and ESG strategies and plans, overseeing the commitments and performances of the Company on key ESG issues such as climate change, environmental protection and compliance management; overseeing key information regarding sustainability issues related to the Company's businesses and approving the Company's annual sustainability reports; coordinating with other committees and functional departments to incorporate ESG factors into internal control, risk management, strategic planning, remuneration and incentives, etc., and reporting ESG performances and major plans to the Board of Directors. The Sustainability Committee is composed of four directors, including one independent director, with Chairman of the Board serves as the chairperson of the committee. The Committee convenes at least once each year, and can hold ad hoc meetings when necessary. The Committee shall inform the Board on ESG related issues in a timely manner.
ESG Management
The Company attaches great importance to ESG management and regularly analyses ESG-related risks and opportunities in the context of macro policies, socio-economic environment, and the strategy, production and operation, and stakeholder engagement of the Company. It also carries out materiality analysis by conducting stakeholder research and expert consultation, to identify key ESG issues and continuously optimise its ESG management.
Targets, Indicators and Review of Progresses
The Company has established an ESG target management mechanism, with ESG performance indicators and regular reviews of them, covering its development plans and key tasks, such as clean energy utilisation, climate change, environmental protection, safety management, and anti-corruption and compliance, etc. To ensure the achievement of these targets, the Company signs annual performance commitment documents with management staff and subsidiaries to integrate the Company's key ESG performance indicators, such as workplace safety, energy conservation and environmental protection, and operation compliance, as the KPIs for key management staff. To ensure the reliability of our ESG performance indicators, the Company hired KPMG Hua Zhen LLP to conduct an independent assurance of the Sinopec Corp. 2021 Sustainability Report, and issued independent assurance opinions regarding 17 ESG performance indicators of the Company.
China Petroleum & Chemical Corporation Board of Directors
0      25 March 2022

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1. Corporate Governance
Sinopec Corp. has established a solid corporate governance structure. The Company routinely optimises basic systems such as the General Meeting of Shareholders, the Board of Directors, and the Board of Supervisors. To lay a solid foundation for sustainable development, the Company strives to integrate sustainability concepts into its development strategy, corporate culture, and all aspects of day-to-day operation, and actively protect the legitimate interests of investors, communities, customers, employees, and other stakeholders.
1.1 Development Strategy
Adhering to the development concept of "innovation, coordination, green, openness and sharing", the Company further implements the six strategies including "value creation, market orientation, innovation driven, green and clean, open cooperation and talent-cultivation", expedites formation of the development pattern of "One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials, and new economy", and strives to build a world-leading clean energy and chemical company.
Development Strategies of Sinopec Corp.
■          Value creation
To promote high-quality development focusing on profit, pay greater attention to resource coordination, system optimisation, process reengineering so as to put all efforts and resources on value creation and allow all industrial chains to be able to create value.
■          Market orientation
To optimise market-based allocation of resources, organisational structure and management models, so as to achieve a keen perception of market changes, quick response capability to market demand, and effective influence of market trends.
■          Innovation driven
To focus on building a technology-driven company, promote comprehensive innovation with technological innovation as the core, optimise systems and mechanisms to support innovation, deepen the integration of the innovation chain with the industrial chain and the value chain, and promote digital, information and intelligent applications, so as to build a technology-driven company and realise technological self-reliance.
■          Green and clean
To develop cleaner fossil energy and scale up clean energy, vigorously promote pollution control and energy conservation and emission reduction, actively develop and produce environmentally friendly products, so as to make progress towards the “net zero” carbon emission target and become an industry benchmark for green development.
■          Open cooperation
To pursue high-quality development overseas by intensifying efforts on key areas covered by the “Belt and Road” initiative and strengthening international cooperation; introduce high-quality resources and handle public relations with high-level of sophistication by expanding mutually beneficial cooperation with various sources of capital, especially industry leaders.
■          Talent-cultivation
To attach importance to both capability and integrity, select talents based on merits, attract talents with open mind, optimise talent selection, cultivation, management, use and orderly and efficient succession, increase attractiveness to talent, so as to build a large enabling platform for both employees and the Company.

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1.2 Governance System
Sinopec Corp. strictly abides by the Articles of Association and provisions on the supervision and administration of securities at both domestic and international levels, and constantly improves its corporate governance system. In 2021, the Company completed the succession of the Board of Directors and the Board of Supervisors with the members of the eighth Board of Directors and the Board of Supervisors elected, adjusted the setting of Board Committees, and strengthened the corporate governance structure.
1.2.1 Board of Directors
The Company continues to optimise the Board’s composition, standardise relevant mechanisms for the Board and its committees, improve the functions of the committees, and attach importance to the role of Independent Directors, laying a solid foundation for the sustainable development of the Company. The General Meeting of Shareholders of Sinopec Corp. approved and adopted the Articles of Association and the Rules of Procedure of the Board of Directors to establish legally binding provisions on the composition, functions and authorities, rules of procedure, and other related matters of the Board and its committees.
In 2021, the CSR Management Committee of the Board was restructured into the Sustainability Committee. The eighth session of the Board of Directors approved the amendments to the working rules of the Nomination Committee and the Sustainability Committee.
Effectiveness of the Board
To ensure the interests of the Company, its shareholders, as well as other stakeholders, the Board promotes the diligence of Directors through upgrading policies and improving working mechanisms. The Company regularly prepares the report of the Board and issues Board’s reports and annual reports to fully reflect the work performance of the Board.
Attendance of the Board
In accordance with relevant laws, regulations, and the Articles of Association, all members of the Board are diligent and conscientious in exercising their professional skills, standardising the exercise of their functions and authorities, earnestly implementing the resolutions of the General Meeting of Shareholders, and making scientific decisions for the sustainable development of the Company. In 2021, the Company held seven Board meetings with full attendance of the directors. Relevant information about the meetings is disclosed on the websites of related stock exchanges and our corporate website in the form of announcements.

Other positions of independent directors
In accordance with the relevant requirements of China Securities Regulatory Commission, and to ensure that independent directors have enough time and energy to effectively perform their duties, the Company stipulates in the Articles of Association that "those who have concurrently served as an independent director in five listed companies" are not eligible to be an independent director of the Company.

Board election
In accordance with the Articles of Association, directors shall be elected or replaced by the General Meeting of Shareholders, and each Board has a three-year tenure of office. After the end of the tenure, the General Meeting of Shareholders shall elect all members of the next Board and outline the nomination methods and procedures of directors in the Articles of Association and the Procedures for the Nomination of Director Candidates of Sinopec.

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Diversity of the Board
The Company has formulated the Board Diversity Policy, which stipulates that members of the Board shall be nominated and appointed based on the capabilities and experience necessary for the overall optimum operation of the Board, while also taking into account the targets and requirements for the Board’s diversity. The Company’s consideration of the diversity of the Board includes but is not limited to professional experience, skills, knowledge, length of service, regions, cultural and educational backgrounds, gender, age, and other factors. The present Board of Directors has extensive experience in different industries both home and abroad. Their professional backgrounds include petroleum and petrochemicals, economics, accounting, and finance, all of which are beneficial to ensuring the scientific decision-making of the Board. By the end of 2021, the proportion of female Directors in the Company was 10%.
For details of the members of the Board, please refer to the Sinopec Corp. 2021 Annual Report.

Independence of the Board
The Company has established a solid independent non-executive director system. Independent non-executive directors are chosen from prominent personnel and industry experts both home and abroad in strict accordance with the election procedures and terms of appointment stipulated in the Articles of Association. The number of independent non-executive directors shall account for at least one-third of the Board’s total members. The Company requires the nominators to express their opinions on the qualifications and independence of the nominees as independent directors, and the nominees shall make a public statement to declare that they do not have a relationship with the Company that would influence their independent and objective judgment.
The Company's Terms of Reference of the Independent Non-Executive Directors require that independent non-executive directors fulfil their duties in good faith. When expressing independent opinions on company affairs, they should pay particular attention to the following matters: nomination and appointment of directors, appointment or dismissal of senior management personnel, remuneration of directors and senior management personnel, major related-party transactions, issues that may harm the rights and interests of minority shareholders, etc.
As of the end of 2021, the Company had four independent non-executive directors in the Board, accounting for 40% of its total members. Independent non-executive directors fully participate in the work of five committees of the Board, three of whom serve as chaireperson of the Remuneration and Appraisal Committee, the Audit Committee, and the Nomination Committee respectively.

The Articles of Association and related policy documents can be found at:

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1.2.2 Board Committees
The Company has established five committees under the Board, which are the Strategy Committee, the Audit Committee, the Nomination Committee, the Remuneration and Appraisal Committee, and the Sustainability Committee. The committee conducts research on professional matters and presents opinions and suggestions to the Board for decision-making. The members of the Board committees are directors of the Company. In 2021, the Company has inspected the duties and composition of each Board committee, broadened and expanded the scope of their duties, replaced the CSR Management Committee with the Sustainability Committee to optimise and expand its duties, and further promoted the in-depth integration of sustainability issues with the Company's operations.
Strategy Committee
•         Making recommendations to the Board on the long-term development strategies and significant investment decisions of the Company.
•         The Strategy Committee consists of eight directors, including Chairman of the Board, who serves as chairperson of the committee, and three independent non-executive directors, who serves as members.
•         In 2021, the Strategy Committee convened one meeting in total, with a 100% attendance rate.
Audit Committee
•         Responsible for proposing to hire and replace external auditing agencies, supervising the Company’s internal audit system and its implementation, handling the communication between internal auditing and external auditing agencies, reviewing the Company’s financial information and its disclosure policies, and reviewing the Company’s internal control system, etc.
•         The Audit Committee consists of four independent non-executive directors, including one independent non-executive director who is an accounting professional.
•         In 2021, the Audit Committee convened five meetings in total, with a 100% attendance rate.
Nomination Committee
•         Making recommendations to the Board on the size and composition of the Board, as well as the selection criteria, procedures and candidates for directors and senior management personnel based on the Company’s requirements. Extensively searching for qualified candidates, reviewing candidates for directors and senior management, and making recommendations to the Board of Directors.
•         The Nomination Committee is composed of three directors, with an independent non-executive director serves as chairperson of the committee.
•         In 2021, the Nomination Committee convened two meetings in total, with a 100% attendance rate.
Remuneration and Appraisal Committee
•         Researching the evaluation criteria for directors and senior management, conducting evaluations and making recommendations. Researching and reviewing the remuneration policies and plans of directors, supervisors and senior management.
•         The Remuneration and Appraisal Committee is composed of three directors, with an independent non-executive director serves as Chairperson of the Committee.
•         In 2021, the Remuneration and Appraisal Committee convened one meeting, with a 100% attendance rate.
Sustainability Committee

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•         Making recommendations to the Board on major decisions related to the Company's sustainable development. Supervising the implementation and progress of the Company's sustainable development strategies and plans. Supervising the Company's commitment and performance on key issues such as climate change, health and safety, and social responsibilities.
•          The Sustainability Committee is composed of four directors, including Chairman of the Board, who serves as chairperson of the committee, and the remaining three members are comprised an executive director, a non-executive directors and an independent directors respectively.
•          In 2021, the Sustainability Committee convened one meeting, with a 100% attendance rate, and reviewed the important sustainability issues of environment protection and anti-corruption.
1.2.3	Remuneration and Appraisal of Directors and Senior Management Personnel
Based on the relatively unified basic salary system, Sinopec Crop. has developed a salary distribution system that is based on job evaluation, performance contribution, and capability improvement.
Remuneration decision-making
The Remuneration and Appraisal Committee under the Board is responsible for formulating and reviewing the Company's directors and senior management personnel’s remuneration policies and plans. The committee shall discuss and make decisions in accordance with the Articles of Association and the Remuneration and Appraisal Committee Working Rules. The management is responsible for deciding the remuneration of other personnel except for directors and senior management personnel.

ESG indicator
The Company incorporates ESG indicators into the performance appraisal in the form of obligatory targets, mainly including workplace safety (including but not limited to accidents, safety violations, contractor safety), environmental protection (including but not limited to greenhouse gas emission, pollutant discharges and emissions, energy efficiency management, environmental protection violation), anti-corruption, operation compliance, risk management, etc. Failure to meet the assessment targets will result in the deduction of the comprehensive appraisal scores. The performance appraisal is tied to the remuneration. For each deduction of 1 point, a certain percentage of the performance bonus, up to 20%, will be deducted.

Remuneration payment
To ensure the effectiveness of ESG management, the Company sets targets or requirements for the performance of safety management, environmental protection, anti-corruption, legal and compliant operation, risk management, and other topics every year, which are integrated into the annual performance appraisal system of management at all levels. Appraisal, evaluation and remuneration payment are carried out in accordance with the implementation of the annual targets and requirements.
The Company disclosed the remuneration information of the Board and the management in the annual report. For more information, please refer to the Company's 2021 annual report.

1.2.4 Conflict of Interest Prevention
The Company requires directors, supervisors, and senior management personnel to act in good faith when performing their duties, avoid putting themselves in conflict of interests situations, and fully perform their duties such as giving priority to the Company's best interests, not exceeding their authorities, and not seeking personal gains from the Company's property.

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The Board of Supervisors is responsible for overseeing and inspecting the Company's business activities in accordance with laws and regulations and the Articles of Association and inspecting and correcting the performance of the duties of the Board and management personnel. The members of the Board of Supervisors are supervisors elected by the General Meeting of Shareholders and supervisors democratically elected by employees.
1.3 Business Integrity and Operation Compliance
Sinopec Corp. adheres to the rule of law and the integrity culture of "honouring agreements and operating compliance", and considers integrity and compliance management as a critical cornerstone of the Company's long-term stability and growth. The Company continues to improve compliance management policies and systems, foster a good compliance culture, implement a "zero tolerance" policy towards corruption and violations of business ethics, and strictly deal with relevant violations of law and discipline, striving to eliminate all forms of corruption and promote integrity and compliance management.
1.3.1 Compliance Management System
The Company has fully deployed and promoted the development of a compliance management system. All directly associated enterprises had developed a compliance management system construction plan. Throughout the reporting period, the Company had no major legal violations.
Improve the management system
•        The Company has developed compliance-related systems such as Opinions on Strengthening Management in Accordance with the Law, Integrity, and Compliance Management Handbook, Compliance Management Measures, Compliance Review Guidelines, Compliance Management Inspection, and Evaluation Guidelines, and other guidelines for compliance management of some key businesses.
•        The Company regularly audits the compliance of moral standards and anti-corruption practices, summarises the results from internal self-inspection and audit teams, relays issues to auditees, and urges rectification. If common problems are found, the Company will address them by upgrading the management policies.

Strengthen compliance supervision
•        In 2021, the Company formulated and issued the Compliance Management Inspection and Evaluation Guidelines, established evaluation indicators for the effectiveness of compliance management, and assessed the compliance management environment and the performance of relevant duties.
•        The company conducts an effectiveness evaluation at least once a year through various means, including document review, on-site review, questionnaire survey, research interview, walk-through testing, trial operation, etc.

Special supervision and business disclosure
•        The Company performs special management for matters such as project construction and public bidding for material procurement, strengthens supervision through rectification notices and oversight proposals, and urges the revision and improvement of over 20 relevant systems.
•        The Company continues to support the development of transparent and open supervision and management mechanisms, to better prevent and control non-compliance such as corruption. In 2021, more than 4.4409 million pieces of information were disclosed.

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Cultivation of the integrity and compliance culture
•        The Company incorporates the thematic study on the rule of law into the content that management is required to learn every year, and, as the first responsible person for the formulation of the rule of law, the management fulfils its important responsibility of compliance management.
•        The Company has set up the rule of law and compliance courses in the training of employees at all levels and professional sectors and incorporated them into the New Employee Orientation Handbook, requiring compliance training for all new employees.
•        The Company strengthens the construction of a compliance culture by integrating the legal compliance concept into its core principles. The special publicity materials of the Civil Code under the theme of "Living a good life - Learning the Civil Code" have more than 15 million reads.
•        More than 300,000 employees have participated in the compliance commitment activity held by the Company for all employees and signed the Letter of Commitment on Compliance.

Process of compliance management inspection and evaluation
1.3.2 Employee Codes of Conduct
The Company has formulated the Employee Codes of Conduct, which provides behaviour guidelines for employees in areas such as health and safety, environmental protection, business conduct, ethical standards, workplace protocols, quality requirements, confidentiality, etc., and requires all employees to adhere to relevant rules such as business integrity, anti-discrimination, and information confidentiality. Any employee who violates the Employee Codes of Conduct will face disciplinary measures under the Sinopec Regulations on Punishment for Violations of Disciplines and Rules. In circumstances where the offender may be charged with a crime, the offender will be transferred to the judicial system for legal liabilities.

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For details of Employee Codes of Conduct, please refer to:

In 2021, the Company revised and improved the Integrity and Compliance Management Handbook, which focuses on key areas such as safety, environment, antitrust, anti-corruption, taxation and assets, securities, and intellectual property rights. The Company has specified 54 codes of conduct that the Company should follow and 50 codes of conduct that staff should abide by, and further emphasised the purpose and significance, formulation basis, and relevant systems of compliance management.
1.3.3 Anti-Corruption Management System
The Company strictly abides by China's anti-corruption laws and regulations and the anti-corruption and anti-bribery laws applicable to the countries and regions where it operates, fully supports the United Nations Convention against Corruption, the United Nations Global Compact, and other relevant initiatives, complies with the business integrity and anti-corruption regulations and commitments of its business partners. The Company also advocates for an integrity culture, has a "zero tolerance" approach to corruption, and is always working to strengthen its anti-corruption compliance system and management procedures to eliminate corruption at its source.
Anti-Corruption Statement
The Company strictly forbids its subsidiaries and employees, including labourers and temporary workers, from giving or accepting bribes, or engaging in corruption, fraud, or monopoly behaviours for any reason, in any form and any location. The Company also requires suppliers, contractors, and service providers to follow these requirements. When conducting business overseas, the Company strictly abides by the principles and anti-corruption, anti-commercial bribery, anti-fraud, and anti-monopoly regulations.

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Anti-Corruption Organisation System
The Company continues to promote the reform of anti-corruption supervisory system and mechanism and stipulates that the Board is responsible for overseeing and promoting the company's anti-corruption efforts. With Chairman of the Board in charge, Sinopec Supervision Committee was established to formulate anti-corruption and integrity guidelines and key measures, identify compliance risks, convene regular committee meetings, research, deploy key supervision tasks, and oversee the timely rectification of problems found. The Company has set up a Supervision Department to manage and supervise anti-corruption daily, regularly report to the Supervisory Committee and the Sustainability Committee and conduct accountability assessment for the anti-corruption and integrity management at subsidiaries. All subsidiaries have set up supervision institutions or equipped with full-time or part-time employees to carry out anti-corruption activities in accordance with laws and regulations. In March 2022, the company's anti-corruption and compliance management and its performance in 2021 will be reviewed by the Sustainability Committee.
The Company continues to develop its internal supervision system and regularly researches and deploys key supervision tasks, ensuring directors, supervisors, senior management personnel, and staff are properly supervised. The Company's Supervision Department and other institutions are also under the supervision of the Board of Directors, the Board of Supervisors, and staff, effectively standardising their behaviour by optimising the internal supervision and restriction mechanism and processes.
Anti-Corruption Policy System
The Company continues to strengthen and improve its anti-corruption and compliance policy system to provide a system that guarantees sustainable and healthy development. In 2021, the investment and operation management system, the supervision system of management personnel's benefits and business expenses, and other relevant systems were revised to effectively reduce the risk of corruption. In addition, employees who are also CPC members also need to strictly abide by party regulations, such as the CPC Code of Integrity and CPC Self-Discipline, the CPC Regulations on Disciplinary Actions, and the CPC Accountability Regulations, and other regulations, and are put under relevant supervision accordingly.
Existing policies
•        Sinopec Supervisory Committee Working Rules (Trial)
•        Sinopec Regulations on Punishment for Violations of Disciplines and Rules
•        Sinopec Supervision and Discipline Measures of Sinopec Discipline Inspection and Supervision Team (Trial)
•        Sinopec Opinions on Strengthening Daily Supervision of Discipline Inspection and Supervision Institutions (Trial)
•        Sinopec Implementation Measures on Accountability for Non-compliance in Investment Management (2021)
•        Sinopec Regulations on Working Procedures for Accountability Investigation (Trial)(2021)
•        Sinopec Measures of Disciplinary Inspection and Supervision Agency for Handling Reports and Accusations

Anti-Corruption Risk Assessment
The Company regularly conducts extensive risk assessments including anti-corruption risk. The Supervision Department regularly reports the overall state of anti-corruption and important matters to the Sustainability Committee and the Board. In 2021, the anti-corruption risk assessment results showed that through

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comprehensively strengthening the anti-corruption education, continuously improving the anti-corruption compliance system, deepening daily supervision, and organising special governance in relevant fields, the overall risk of the Company had been controlled, the management in relevant fields had become more strict and standardised, and the Company's governance system has been further improved.
Anti-Corruption and Compliance of Supply Chain
The Company has developed a series of systems related to the anti-corruption code of conduct for contractors and suppliers, including Sinopec Management Regulations on the Letter of Responsibility for Business Ethics, Sinopec Management Measures for Market Integrity System of Construction Projects, Sinopec Management Regulations on Bidding and Submission of Tendering for Construction Projects, Sinopec Management Measures for Material Procurement and Resources Supply, etc. The Company has established clear policies and procedures for dealing with conduct that violate anti-corruption regulations. Depending on the severity of the circumstances, the procedures include warning, suspension or cancellation of business cooperation, listing on the "blacklist", reporting to the judicial authorities for criminal liability, etc.
The Company signs the Letter of Responsibility for Business Ethics with contractors and suppliers to promote integrity and transparency in procurement. The Letter of Responsibility for Business Ethics is legally binding as an appendix to the procurement contract and agreement. Additionally, a third-party commercial credit evaluation institution is introduced to evaluate the compliance and trustworthiness of contractors and suppliers in terms of basic qualification, business performance, abnormal operation, administrative sanction, and a penalty for faith-breaking, among other factors, to provide comprehensive credit ratings and to establish a mechanism of incentive for trustworthiness and punishment for faith-breaking, thereby effectively mitigating business risks. In 2021, 2,735 contractors and suppliers passed the corporate credit certification, bringing the accumulative number to 12,152. In 2021, three suppliers were penalised for violating the Company's regulations on business ethics.
Anti-Corruption Training
The Company strives to update anti-corruption training methods through anti-corruption and integrity training at different levels and various fields. The combination of integrity training with business training continuously enhances the anti-corruption awareness of all employees. In 2021, the Company and its subsidiaries carried out 2,509 anti-corruption courses, totalling 15,363 hours and maintained a 100% anti-corruption training coverage rate. In 2021, the number of corruption lawsuits filed and concluded against company employees was zero, and 54 people were disciplined for violating the Company's anti-corruption rules.
•
In 2021, the Company provides the "overview of the company's anti-corruption management and relevant laws" training to the Board, covering the concept, policies, and methods of the Company's anti-corruption management, and relevant requirements from the national supervision laws and the administrative punishment laws.

•	The Company reinforces anti-corruption education throughout new employee orientation, assisting them in developing a bottom-line perspective on integrity.
•
The Company held Anti-corruption and Integrity Education Month events to encourage all employees to investigate problems and conduct rectifications based on key anti-corruption issues and enhance their anti-corruption and integrity awareness.

•	The Company strives to strengthen the integrity education of the management personnel at all levels through organised cautionary education, reminding talks, and typical case notice.

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Indicators	2019	2020	2021
Number of employees participated in anti-corruption trainings (10,000 person-times)	123.8	105.2	118.7
Coverage rate of anti-corruption trainings (%)	100%	100%	100%
Number of disciplinary legal education training education (10,000)	1.7	1.3	1.4
Number of employees participated in CPC integrity and anti-corruption trainings (10,000 person-times)	67.3	85.2	86.9
Total number of public entries in the Business Disclosure Information System (10,000)	462.98	533.78	444.09
1.3.4 Petition and Whistleblowing Mechanism
Reporting channels	The Company has set up unimpeded petition and whistleblowing channels, including mail, phone, email.
Handling procedures
The Company has developed specific handling procedures. For reported incidents, the Company will review the written materials of allegations and submit them level by level to the relevant person in charge in supervision departments for approval.
Any reporting of supervision departments or supervisors shall be viewed by a specific institution that conduct investigation independently. The Company thoroughly investigates and punishes supervisory fraud, and resolve the issues following the Company's system and relevant laws and regulations.

Protection of the whistle-blower
The Company fully complies with applicable national laws and regulations on whistle-blower protection, regards the protection of whistle-blowers’ privacy as a significant responsibility, and continuously enhances the internal confidentiality mechanism. The company allows anonymous reporting and stipulates that the whistle-blower’s handwriting, network IP address, and other information shall not be investigated without authorisation. If the whistle-blower is suspected of making false accusation, framing, or other violations of discipline and laws, the investigation of his identity should follow the approval process. Those who intentionally disclose the whistle-blower’s information or retaliate against the whistle-blower will shall face serious consequences once verified.

1.3.5 Tax Management
The Company has formulated and implemented the Sinopec Tax Risk Management Guidelines, requiring strict compliance with the taxation regulations of the place where it operates, rigorous accounting of taxes and charges, and timely tax filing. Additionally, the Company paid close attention to changes in the tax laws and regulations of the jurisdiction in which it operates and analysed its tax risks on a timely basis to ensure tax payment compliance.
The company's annual tax payment information is disclosed through its quarterly, semi-annual, and annual reports to ensure that its stakeholders have timely access to this information. Under the relevant provisions of the British Disclosure Rules and Transparency Rules, the Company disclosed a Resource Country Government Payment Report on the London Stock Exchange website. It made relevant announcements on the Shanghai Stock Exchange and the Hong Kong Stock Exchange subsequently, listing the payments that the Company had made to different governments because of its business activities. In 2021, the Company had no major tax-related litigation or arbitration incident.

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1.3.6 Intellectual Property Protection
The Company attaches great importance to intellectual property protection. It strictly abides by the Civil Code of the People's Republic of China, national criminal law, tort liability law, patent law, trademark law, copyright law, anti-unfair competition law, and other relevant laws and regulations related to intellectual property protection. Based on the current legal norms, the Company amended the Sinopec Measures for Patent Management. It issued the Opinions on Strengthening the Legal Protection of Intellectual Property Rights to effectively standardise the Company's patent management and clarify the general approach, objectives, and specific measures of the legal protection of intellectual property rights. In addition, the Company also prepared and issued the annual list of compliance risks of intellectual property laws in 2021 to prevent and deal with relevant risks effectively.
1.4 Risk Management and Internal Control
Sinopec Corp. continues to strengthen comprehensive risk management and strives to improve the risk management system, establish risk identification and response mechanism, cultivate risk management culture, and support the Company's sustainable development. The Company carries out comprehensive identification of primary and significant risks and critical points of annual risk management every year and prepares comprehensive risk management reports. In 2021, the Company had no significant risk incident, and its effectiveness of internal control continued to improve.
1.4.1 Comprehensive Risk Management
Risk management policy
The Company adopts the enterprise risk management framework provided by COSO and continuously improves the risk management and organisation systems. The Company amended the Comprehensive Risk Management Measures in 2021 to further define risk management duties, fundamental procedures, information system construction, risk management culture, assessment, and supervision across all departments. Subsidiaries of the Company have also formulated their risk management systems to ensure that there are rules and laws to follow for risk prevention and control.

Risk management framework
The Company has established a networked risk management system with each management layer as the main body and each professional field as the mainline in accordance with the principle of "layering, classification, and concentration".
•        The Audit Committee, set up under the Board of Directors, is responsible for reviewing risk management and reporting to the Board. The committee evaluates the Company's annual comprehensive risk management report and conducts timely hearings on significant internal control and risk problems.
•        The Company has developed its relevant departments to manage risks linked to production safety, environmental protection, climate change response, finance, legal affairs, anti-corruption, and overseas security, by rapidly recognising and effectively addressing all types of industry risk trends.
•        In accordance with the requirements of comprehensive risk management, subsidiaries and professional companies of Sinopec have set up their comprehensive risk management leading groups to promote the effective implementation of risk management.

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Risk management culture
The Company strives to strengthen its risk management training, major case cautionary education, and risk concept training, and integrate risk internal control into various business training, comprehensively improving employees' risk management skills.

1.4.2 Internal Control System
System construction
The Company has formulated the Internal Control Handbook for the Headquarters and the Internal Control Handbook for Subsidiaries (framework) and implemented a two-level internal control system, covering 24 categories such as capital activities, procurement, and production. The subsidiaries shall formulate their internal control system by the framework requirements of the headquarters and design detailed rules for the implementation of internal control in combination with the actual situation.

Special inspection
To promote the implementation of the internal control system, the Company conducted internal control inspections and research on 12 subsidiaries throughout the year, established standing books for identified issues, and pressed for their rectification.

Supervision and evaluation
The Company has established three lines of defence, namely daily supervision of business departments, special supervision of internal control departments, and comprehensive supervision of audit, patrol inspection, and discipline inspection and supervision departments, covering all subsidiaries. In addition, the Company has integrated the daily work of internal control, the inspection and evaluation of internal control, and the implementation of rectification into the annual performance appraisal system of management at all levels.

1.5 Sustainability Management
Sinopec Corp. is committed to fully integrating the development concepts of green, safety, low-carbon, and responsibility into the Company's development strategy and its production and operation, continuously improving ESG governance structure and ESG governance policies, and tracking and promoting key ESG performance, working together with stakeholders to create sustainability value.
1.5.1 ESG Governance Structure
The Company continues to promote the integration of ESG and its governance system, improve the ESG governance structure, and form top-down sustainability management and practice system. The Company replaced the CSR Management Committee with the Sustainability Committee in 2021 and expanded its responsibilities, making it directly accountable for sustainability management, and reviewed the important sustainability issues of environment protection and anti-corruption during the year.

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Board of Directors
Reporting
Decision-making / Feedback
Nomination Committee
Strategy Committee
Sustainability Committee
Audit Committee
Remuneration and Appraisal Committee
Reporting / Approval
Decision-making / Feedback
Sinopec Headquarters
Communication
Coordination / Implementation
Anti-corruption Management System
Human Rights Management System
HSE Management System
Risk Management System
HQ Departments / Subsidiaries

•          The Board of Directors is the top ESG decision-making body, responsible for the overall planning and coordination of its ESG governance.
•          The Sustainability Committee, with the Chairman as the chairperson is responsible for supervising and approving the Company’s ESG strategy, targets, and annual plans, and reporting ESG implementation results and major plans to the Board of directors. Both the Strategy Committee and the Audit Committee under the Board of Directors also participate in the deliberation and decision-making of the Company’s ESG risk management and other related issues such as the response to climate strategy and protection of health and safety.
•          Our headquarters is responsible for the overall coordination and implementation of the Company’s ESG management, and functional departments, such as Energy Management and Environmental Protection, Safety Supervision, Human Resources, Enterprise Restructuring, and Legal are responsible for the daily-to-daily management of specific ESG issues.
•          Our subsidiaries operate in accordance with the Company’s ESG management policies and procedures.

1.5.2 Stakeholder Engagement
Stakeholders of Sinopec mainly include government and regulators, shareholders and investors, customers, employees, communities, etc. The Company has established various channels for regular and special communication with multiple stakeholders to thoroughly understand their demands and expectations.
Stakeholders	Key Communication Topics	Communication Channels
Government and Regulators	• Business ethics and anti-corruption • Risk management and operation compliance • Invest in new energy • Respond to climate change	• Daily communication and reporting • Discussion and seminar • Project approval • Government supervision and regulation

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• Ensure energy security • Taxation & job creation • Research and innovation
Shareholders and investors	• Business performance • Research and innovation • Respond to climate change • Promote energy transition • Accelerate digital transformation • Risk management and operation compliance	• Information disclosure required by law • Performance release and meeting • Teleconference and online interaction • Investor hotline • Investor visit • Capital market conference
Customers	• Improve quality of products and services • Accelerate digital transformation • Invest in new energy • Ensure energy security • Research and innovation	• Daily service communication • Customer visits • Questionnaire survey • Website, WeChat and other online media
Employees	• Workplace health and safety • Training and career development • Diversity and equal opportunity • Respect human rights • Covid-19 epidemic prevention and control	• Employees’ representative meeting • Annual commendation • Regular trainings • Corporate cultural activities • Website, WeChat and other online media
Communities
•          Community engagement and development
•          Taxation and job creation
•          Responsible supply chain
•          Support common prosperity
•          Respond to climate change
•          Pollution and emission management
•          Promote energy transition
•          Resource recycling and reuse
•          Biodiversity and land use
•          Water resource management

•          Corporate philanthropy
•          On-site research
•          Community communication activities
•          Media communication
•          Open days
•          Project environmental and social risk assessment
•          Environmental performance monitoring and disclosure
•          Respond to external investigation
•          Media communication

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1.5.3 Materiality Analysis
The Company has formulated the materiality analysis process on sustainability issues. Through three main steps of identification, evaluation, and screening, the Company focuses on sustainability issues significant to itself and its stakeholders and provides information disclosure in response to this report. The sustainability issues in 2021 have no significant changes compared with those in 2020. The major changes come from the more in-depth interpretation of the issues under the context of the national development trend and the Company's development focus, such as "digital transformation" and "promoting common prosperity".
Identification
We studied macro policies and industry trends and benchmarked with the sustainability performance of industry peers as well as the strategic plans of the Company to identify policy trends and business opportunities related to the energy and chemical industry and determine the core operational targets of the Company. We reviewed our development strategy and plans and identified 22 issues of significance both to the Company and its stakeholders..

Evaluation
We invited both key stakeholders, such as investors and sustainability experts, and employee representatives, to evaluate the identified issues from their perspectives, and constructed a two-dimensional mapping of the issues based on their significance.

Screening	Based on the materiality matrix constructed, we ranked the material issues based on their significance, and selected the issues with high significance for focused disclosure in this report.
Issue hierarchy	No.	Material issue	Indicator aspect
Core	1	Risk management and operation compliance	-
	2	Invest in new energy	A4 Climate change

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	3	Respond to climate change	A4 Climate change
	4	Research and innovation	-
	5	Occupational health and safety	B2 Health and Safety
	6	Pollution and emissions control	A1 emissions, A3 environment and natural resources
	7	Improve corporate governance	-
	8	Business ethics and anti-corruption	B7 Anti-corruption
	9	Improve the quality of products and services	B6 Product Responsibility
	10	Digital transformation	-
	11	Respect human rights	B1 employment, B4 labour standards
	12	Promote energy transition	A4 Climate change
Important	13	Ensure energy supply	-
	14	Resource recycling and reuse	A2 Resource use
	15	Support common prosperity	B8 Community investment
	16	Employee training and career development	B3 Development and training
	17	Biodiversity and land use	A3 The Environment and Natural Resources
	18	Water resource management	A2 Resource use
	19	Responsible supply chain	B5 Supply Chain Management
	20	Community communication and development	B8 Community Investment
Regular	21	Taxation & job creation	B8 Community Investment
	22	Diversity and equal opportunity	B1 Employment
1.5.4 SDGs Mapping Table
SDGs	Sinopec Corp. Actions in 2021
1 NO POVERTY
We actively participated in rural revitalisation by dispatching 349 working teams and 925 employee volunteers to rural areas. We provided RMB 581 million in rural development support and procured RMB 949 million of products from poverty areas.

2 ZERO HUNGER
We supported the development of specialty agriculture in rural areas. Over 16,175 mu of quinoa were grown in 10 townships of Dongxiang County, Gansu Province, helping 4.964 households grow their incomes.

3 GOOD HEALTH AND WELL-BEING
We protected the health and safety of our employees, and there was no occurrence of clustered Covid-19 infection within the Company during the pandemic. We provide all employees with occupational disease screening, prevention, physical examination, and

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special intervention for high-exposure personnel. We established the Sinopec mental health (EAP) committee to promote the physical and mental health of our employees. We adjusted and increased our capacities to supply materials for medical supplies to provide material support for the fight against the pandemic and better protect the health of our customers and the public.

4 QUALITY EDUCATION
We provided various training for employees, including 46 key training projects for 94 times, centralised training with 5,122 participants, and online training with 6,152,000 accumulative participants, with 51.43 million training hours. We donated RMB 89.63 million to upgrade educational facilities in our targeted poverty areas. Our Sinopec Scholarship programme provided financial aid to a total of 1,560 students from low-income families.

5 GENDER EQUALITY
We uphold gender equality and has established the Female Employees Committee to protect the rights of female employees. We strive to eliminate gender discrimination in recruiting and promotion, and encourage female employees to participate in democratic management of the enterprise. We pay attention to the needs of female employees during pregnancy and maternity, as well as the physical and mental health of female employees.

6 CLEAN WATER AND SANITATION
We set annual water consumption targets and committed to reducing our annual industrial fresh water withdrawal by 1% or greater year-on-year. To achieve this, we optimised water sourcing strategy to replace the use of fresh water with unconventional water resources. We invested over RMB 67 million to upgrade water facilities in Dongxiang County to bring tap water to villages in Dongxiang County, Gansu Province.

7 AFFORDABLE AND CLEAN ENERGY
We actively invested in new energy businesses to increase the share of natural gas and other clean energy in our energy supplies, with natural gas accounting 43% of oil and gas production in 2021. The total production capacity of our high purity hydrogen generation unit reached 16 thousand cubic per hour, and our bio-jet fuel capacity reached 100,000 tonnes per year.

8 DECENT WORK AND ECONOMIC GROWTH
We strive to support local economic development through investing, paying taxes, creating jobs and increasing localised procurement. We generated over 1,400 job opportunities for migrant workers and new recruits from previous employment history. We also actively recruited female employees, overseas employees and minority employees to ensure equal employment opportunities.

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
We accelerated constructing a clean and low-carbon energy supply system, exploring new infrastructure and services such as charging and swapping facilities and hydrogen refuelling stations, supporting green transportation and hydrogen energy transportation development. In 2021, we invested RMB 2.11 billion in R&D and obtained 4,853 patents both at home and abroad. We have built six intelligent factories and piloted digitalised and contact-free intelligent gas stations in nearly 20,000 Sinopec service stations.

10 REDUCED INEQUALITIES
We strictly forbid the use of child labour and forced labour, and forbid any form of discrimination such as due to gender, region, religion and nationality. We strive to further increase the diversity at our workplace, such as in gender and ethnicity, and fully ensure equal opportunities for employees.

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11 SUSTAINABLE CITIES AND COMMUNITIES
We actively cooperate with the development of the new energy vehicle industry and accelerated the construction of new energy vehicle charging and swapping facilities and hydrogen refuelling stations. We spent RMB 100 million to build village roads in Dongshan County, Gansu Province.

12 RESPONSIBLE PRODUCTION AND CONSUMPTION
We kept optimising HSSE management to ensure workplace safety, occupational health and environmental compliance. We worked together with our suppliers to promoted green procurement and responsible procurement, and disclosed our sustainability performance in our annual sustainability report to improve transparency.

13 CLIMATE ACTION
We promoted carbon emission reduction technologies, and strengthened the monitoring and managing of greenhouse gas emissions. We strive to create the energy conservation and environmental protection industry by promoting the development and industrialisation of CO2 resource utilisation technology and building the whole industry chain of CCUS, realising the transformation from traditional energy to clean energy. We continued to implement energy efficiency improvement projects. We carried out 544 energy efficiency improvement projects throughout the year, saving 967,000 tonnes of standard coal and reducing 2.38 million tonnes of carbon dioxide emissions.

14 LIFE BELOW WATER
We conducted site visits to enterprises along the Yangtze River, the Yellow River and other key river basins to protect the environment of the river systems. We maintained our membership in the Alliance to End Plastic Waste (AEPW) to protect the marine environment and marine life. We took meticulous measures to prevent oil spill accidents at sea, recycle and reuse more wastewater, and fully comply with all compliance criteria for affluents.

15 LIFE ON LAND
We required all new and under-construction projects to pass environmental impact assessment first, identify the eco-environmental sensitivity of projects to avoid eco-sensitive areas. We also conducted ecological environmental environment assessment for decommissioned facilities, and carried out ecological restoration work if needed.

16 PEACE, JUSTICE AND STRONG INSTITUTIONS
We continued improving compliance management to ensure business integrity, and implemented a “zero tolerance” policy for corruption and violations of business ethics to eradicate all forms of corruption. We also urged our suppliers and contractors to strengthen their safety management and environmental protection efforts.

17 PARTNERSHIPS FOR THE GOALS
We continuously supported UN Global Compact and other global initiatives; actively participated in international organisations and trade associations, and promoted research collaboration. We also continued investing in e-commerce platforms such as EPEC and Sinopec Chememall to achieve win-win development of the industrial chain.

1.6 Technological Innovation
Sinopec Corp. is committed to building a technology-leading enterprise. The Company continues to deepen the reform of its technology system, optimise the allocation of technical resources, accelerate the research of core

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technologies, and strengthen breakthrough basic research, continuously improving innovation efficiency to support and lead the high-quality development of the Company.
1.6.1 Stimulating Innovation Vitality
The Company is continuing to strengthen the reform of its technology system and experiment with new methods of scientific study. The Company strives to establish multi-disciplinary collaborative research teams, implement key research mechanisms, establish incubation companies based on fundamental research projects, and explore dividend and other incentive mechanisms for technology enterprises by integrating high-quality scientific research resources.
Moreover, the Company strengthens the assessment of subsidiaries in the construction of technological innovation system, R&D investment, core technology research and achievement transformation, intellectual property management, formulates annual technological innovation assessment objectives in various fields, encouraging the subsidiaries to carry out scientific and technical research and achievement transformation actively.
Chairman Ma Yongsheng visited the New Material Synthesis Laboratory of Sinopec Beijing Research Institute of Chemical Industry in 2021.
1.6.2 Research on Key Technologies
The Company continues to focus on the research of critical technologies. Over the last three decades, the Company has successfully transformed over 200 significant complete sets of technologies, thereby encouraging the transformation and upgrading of the industrial chain. In 2021, the Company successfully realised nine key research projects in oil and gas exploration and development technology, oil refining technology, chemical material technology, public technology, etc.
The Company strives to strengthen its leading role in low-carbon technology innovation. In 2021, the Company made a series of technical breakthroughs in CCUS technology, renewable energy-related technologies such as hydrogen energy, energy storage technology, biomass energy, and solar power, as well as new energy vehicle-related technologies such as power battery materials and degradable plastics, effectively promoting the green transformation and upgrading of society.
In November 2021, Sinopec Corp. won six "Science and Technology Advancement Awards" and one "Technological Invention Award" under the "State Science and Technology Award in 2020" issued by the Ministry of Science and Technology.
NO.	Award	Project	Award Class
1	Science and Technology Advancement Award	Development and Industrial Application of Megaton-Scale Steam Cracking and Recovery Technology for Complex Feedstocks	the first prize

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2	Science and Technology Advancement Award	Key Technology and Application of Efficient Development of Large Complex Carbonate Reservoir	the second prize
3	Science and Technology Advancement Award	Key Engineering Technology and Industrial Application of EOR in High Water Cut Oilfield	the second prize
4	Science and Technology Advancement Award	Theoretical Technology and Application of Fine Oil and Gas Exploration in Fault Basin - A Case Study of Jiyang Depression	the second prize
5	Science and Technology Advancement Award	Key Preparation Technology, Complete Set Of Equipment and Application of High Thermal Conductivity Oil-based Mesophase Pitch Carbon Fibre	the second prize
6	Science and Technology Advancement Award	High-end Large-scale Programmable Automation System Based on Wide Area Collaboration and its Application	the second prize
7	Technological Invention Award	Controllable Coordination Polymerisation of Olefins and Preparation Technology of High-Performance Elastomers	the second prize
1.6.3 Enhancing External Cooperation
The Company took proactive steps to integrate into the global innovation network and enhance its innovation capabilities in the open and cooperative innovation ecosystem. By the end of 2021, the Company has successively joined international academic organisations and institutions, including the International Synthetic Rubber Association (IISRP), International Union of Pure and Applied Chemistry - Committee on Chemistry and Industry (IUPAC-COCI), Society of Petroleum Engineers (SPE), and actively participated in variety of related activities. Moreover, the Company further expanded the technical exchanges and cooperation with internationally renowned research institutions to support its technology-leading development.
Indicators	2019	2020	2021
Number of patent applications filed in the year	6,160	6,808	8,045
Number of patent applications granted in the year	4,076	4,254	4,853
Cumulative number of patents granted globally	34,441	38,695	43,563
R&D investment (RMB 100 million)	155	152	211

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1.7 Digital Transformation
Sinopec Corp. has further promoted integrating digital technology, industrial technology, and its core business. With the new model of "data + platform + application,” the Company carried out digital transformation centring on the whole industrial chain and promoted management innovation, business innovation, and commercial model innovation through digital technologies, providing innovative energy for high-quality development of the Company.
In 2021, the Company mainly focused on big data and artificial intelligence, established an innovation platform of artificial intelligence joint R&D centre, carried out collaborative research and talent training from the aspects of data mining and utilisation, process simulation and optimisation, intelligent perception, and advanced control, intelligent unmanned system, etc. in the field of energy and chemical industry, and cultivated innovative application achievements of intelligent technology through the in-depth integration of industry, universities, and research institutions.
Sinopec Big Data and Intelligent Algorithm Library
By mining and utilising Sinopec's big data, the Company developed relevant, intelligent algorithms, intelligent monitoring and diagnosis technologies, and a Sinopec Data Mining and Intelligent Algorithm Library, which provides fundamental methods and intelligent applications for the construction and operation of its intelligent plants.

Sinopec Intelligent optimisation of global resources
According to the business requirements of planned scheduling, production scheduling and supply chain management, the Company has developed the Sinopec global resource optimisation model system to maximise the comprehensive benefits of production and operation.

Intelligent unmanned system
The Company has developed and applied robots for intelligent loading, intelligent cleaning and intelligent inspection, as well as the first intelligent refuelling robot in China. The Company widely uses UAVs to carry out intelligent inspection of oil and gas fields and oil and gas pipelines, to comprehensively improve the level of intelligent operation, safety management and production.

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2. Addressing Climate Change
2.1 Climate Action
Sinopec Corp. activity implements the green and clean development strategies, sets “net zero” emission of carbon as its primary goal, continues to promote the clean utilisation of fossil energy, scaling-up of clean energy, and low-carbon production process, so as to achieve the high-quality realisation of the carbon peaking and carbon neutrality targets, contributing its bit for the global response to address climate change. Referring to the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), the Company systematically discloses its governance structure, management strategies, risks and opportunities, and actions and progress related to addressing climate change.
2.1.1 Climate Governance Structure
Pays close attention to the risks and opportunities posed by climate change, the Company has taken the initiative to integrate climate change into its strategic planning, comprehensive risk management system, and daily operation and management; established a climate governance structure consisting of the Board of Directors, senior management, Headquarters and subsidiaries; and clarifies relevant roles and responsibilities to ensure the integration of climate change into the Company's governance system, effectively manage climate risks and enhance the effectiveness of its climate strategy.
Board of Directors	Strategy Committee
•        Responsible for reviewing development plans, policies, and systems related to climate change, and providing the Board with suggestions on the strategic positioning and industrial layout of the Company;
•        Responsible for reviewing and supervising the development plan and business performance in natural gas, hydrogen energy, renewable energy, energy conservation and emissions reduction.

Audit Committee
•        Responsible for identifying, assessing, and managing the risks and impacts related to climate change and ecological environment protection, and reviewing the list of major risks and annual evaluation reports.

Sustainability Committee
•        Responsible for supervising the commitment and performance of the Company on key issues such as climate change, and providing suggestions to the Board;
•        Responsible for reviewing the Company's annual sustainability report and supervising climate-related information disclosure of the Company.

Management level	Comprehensive Risk Management Implementation Leading Group
•        Responsible for identifying risks and opportunities related to climate change and relevant countermeasures under the comprehensive risk management system, and reporting to the Board, the Audit Committee, and the Sustainability Committee.

Executive Body	Headquarters and affiliated enterprises	• Responsible for implementing the Company’s carbon peaking and carbon neutrality strategies, formulating department/subsidiary level carbon peaking and carbon neutrality targets and action plans;

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•        Responsible for implementing the Energy Efficiency Improvement Plan and the Green Enterprise Action Plan, and strictly managing greenhouse gas emissions and energy efficiency targets;
•        Responsible for the implementation of carbon asset management, carbon mapping, and carbon audits, establishing a dedicated carbon trading team to ensure the fulfilment of the carbon quota of the Company.

2.1.2 Climate Risk Analysis
Risk Factors	Risk Descriptions	Countermeasures
Acute risk - extreme weather disasters
The frequency of extreme weather disasters such as rainstorms, floods, and typhoons increase, which may lead to operation interruption and even damage to production and operation facilities, resulting in the decline of the Company's production capacity; and may cause secondary disasters, resulting in endangering personal safety, environmental pollution, and other issues.

Effectively work on extreme weather monitoring and early warning, formulate disaster emergency plans, and regularly carry out disaster preparedness and emergency drills.
Carry out facility upgrade and improve disaster protection level; and set up materials reserve for disaster prevention and mitigation.

Long term risk - chronic natural disasters
Changes in rainfall and extreme fluctuations in weather may lead to higher infrastructure costs of the Company (such as an extension of the construction period and damage to equipment); increased insurance costs for equipment and personnel.
The increase or decrease of the average temperature may lead to increase in operating cost, such as the increase in equipment cooling water demand and office refrigeration and heating demand.

Encourage enterprises to identify climate vulnerability; optimise energy conservation and environmental protection facilities, improve energy efficiency and water efficiency, and reduce the dependence on natural resources; carry out climate change-related education for employees.

Policy risk - carbon emission requirements
The Chinese government has set carbon peaking and carbon neutrality targets. The regulatory authorities are going to impose stricter climate action measures and greenhouse gas emission restrictions, which may increase the cost of carbon emission compliance of the Company.

Promote the “Green and Clean” strategy, and the clean utilisation of fossil energy, scaling-up of clean energy, and low-carbon production process, clean purification of fossil energy, large-scale clean energy, and low-carbon production process; improve the concentration of refining and chemical operations, reduce backward production capacity, and build a green refining and chemical industry.

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Policy risk - energy dual control requirements
The government has formulated and implemented the “dual control of energy” policy to strictly control both the intensity and the total consumption of energy, to guide enterprises to optimise energy consumption structure and improve energy efficiency. It may result in an increase of the Company's investment in the transformation of energy facilities, higher operation and maintenance costs, and the phasing out of specific products or equipment.

Formulate energy consumption control objectives and dynamically track energy intensity and total consumption control indicators; further implement the Energy Efficiency Improvement Plan to promote energy conservation and efficiency; revise the approval process of energy conservation of investment projects to eliminate energy waste from the source; and carry out energy conservation supervision and energy audit.

Legal risk - methane emission control standard
The government plans to implement more comprehensive and robust methane emission control actions. It is expected to reduce methane venting and escape the upstream and downstream of the oil and gas industry by formulating regulations and standards. To meet regulatory requirements, the company may need to increase additional facilities and technical inputs.

Effectively carry out methane emission reduction actions, actively carry out pilot projects of methane recycling and monitoring, and reduce methane emissions through technologies such as methane leakage detection and repair, exhaust air recycling, and closed process transformation.

Market risk - changes in energy demand
Consumers' attention to climate change and sustainability may encourage consumers to choose low-carbon products, thus reducing the demand for traditional energy products with high carbon emission intensity and increasing the demand for renewable energy.

Rely on the advantages of an excellent sales network, accelerate the construction of hydrogenation station and charging and replacement power station, and actively transform and develop into a comprehensive energy provider of “oil-gas-hydrogen-electricity service”.

Technology risk - low carbon technology investment
Technological innovation in the process of transiting towards a low-carbon and energy-saving economy will increase the Company's R&D investment and investment expenditures in clean energy, new energy, emission reduction technology, and other fields.

Carry out technological R&D planning and investment, improve the efficiency of operation and technological R&D; establish a key lab on Carbon Capture, Utilisation, and Storage (CCUS) and actively research on essential technologies such as low-carbon, zero-carbon, and negative carbon technologies; and build a full-scale CCUS industrial chain demonstration project.

Reputation risk	Stakeholders pay closer attention to the Company's response to climate change and energy transformation. If the outcomes do not meet expectations, it may negatively impact the Company's image.
Actively pursue green and low-carbon development initiatives, pay close attention to and respond to stakeholder concerns.
Formulate Sinopec's carbon peaking and carbon neutrality action plans and roadmap, and actively participate in the global climate actions.
Participate in establishing the China Oil and Gas Methane Alliance; and

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Sign and issue the Declaration on Carbon Peaking and Carbon Neutrality of the Chinese Petroleum and Chemical Industry.
2.1.3 Climate Action Strategies
Sinopec Corp. proactively embraces green transformation, takes "net zero" of carbon emissions as the ultimate goal and strives to accelerate its low-carbon competitiveness.
Sinopec's Carbon Peaking and Carbon Neutrality Road Map
Accelerate the construction of a clean and low-carbon energy supply system
•        Develop new energy business with hydrogen energy as the core, and accelerate the development of China's largest hydrogen energy company with a hydrogen energy industrial chain.
•        Actively develop low-carbon energy sources such as natural gas, and increase the proportion of natural gas in the Company's energy production.
•        Expand new infrastructure and services such as charging and replacement power stations and hydrogen refuelling stations, and help the development of green transportation and hydrogen energy transportation.
•        Promote large-scale development of bio-diesel and bio-jet fuel, actively develop photovoltaic and wind power businesses, promote the in-depth integration between wind and solar “green electricity” and traditional businesses, and increase the utilisation of “green electricity”.
•        By 2025, the supply capacity of new energy will strive to reach the equivalent of 10 million tonnes of standard coal.

Lead the green and low-carbon circular development of the industry
•        Accelerate industrial structure adjustments, retire production capacity with high energy consumption and low-energy efficiency, and promote industrial upgrading and efficiency improvement.
•        Develop molecular oil refining, green hydrogen refining, and other technologies, and increase the utilisation of low-carbon raw materials.
•        Increase the use of natural gas and electricity to replace coal, to promote a low-carbon energy structure.
•        Increase the recycling of waste oil and grease, waste plastics, and waste rubber products, to encourage the recycle and reuse of resources.
•        Adhere to the principle of prioritising conservation, continue to implement the Energy Efficiency Improvement Plan, and comprehensively implement the Energy Efficiency Leadership initiative to achieve global leadership in the energy efficiency of key products.

Promote breakthroughs in green and low-carbon technologies
•        Increase capital investment, develop complete sets of low-carbon processes and technologies, and promote the green and low-carbon transition of the petrochemical industry.
•        Promote technological R&D and industrial applications for using carbon dioxide as raw material to produce methanol, lithium battery electrolyte, degradable plastics, and other chemical products and high-end materials.

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• Continue to research and promote CCUS technologies, and leveraged the integrated operation of the Company to build a million-tonne whole industrial chain CCUS demonstration project.
Actively participate in the global response to climate change
•        Carry out methane emission reduction actions, promote the detection and repair of methane leakage, increase the recovery and utilisation of venting gas and the transform toward closed process, so as to reduce methane emission intensity by 50% by 2025.
•        Establish an internal carbon price mechanism, integrate the green and clean strategy into the whole process of the Company's development and operation, and reduce the carbon footprint of the entire product life cycle.
•        Carry out exchanges and cooperation with international industry peers on green and low-carbon technologies, standards, and services to contribute the Chinese perspective to global climate governance.

2.1.4 Indicators and Targets
In the Green Enterprise Action Plan formulated in 2018, the Company has set greenhouse gas emission reduction targets for the period of 2018 to 2023 as a scientific guidance for its greenhouse gas emission reduction progress.
2.2 Reduce Greenhouse Gas Emission
Sinopec Corp. attaches great importance to greenhouse gas emission management and strives to build a scientific

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carbon asset management system. It has established a series of management policies, such as the Sinopec Carbon Emission Management Measures, the Sinopec Carbon Emission Trading Management Measures, and the Sinopec Carbon Emission Evaluation Management Measures for Fixed Asset Investment Projects. Based on comprehensive mapping and evaluation of its existing carbon emissions data, Sinopec scientifically coordinates its efforts in energy conservation and carbon reduction, methane emission control, CCUS, and carbon trading, to further reduce greenhouse gas emissions.
2.2.1 Carbon Emission Monitoring and Management
The Company places a high emphasis on carbon mapping and audit and closely monitors annual carbon emissions using data obtained, and incorporates carbon emission reduction measures into its overall production and operation plan. In 2021, the company continued to carry out carbon mapping and carbon audits across all production units.
Management measures
Formulated the Sinopec Carbon Emission Management Measures to specify carbon emission statistics, emission reduction, trading and other procedures, and carried out annual audits and internal mappings of the carbon emission data of subsidiaries to fully understand the carbon emissions landscape within the Company.

Scope of mapping
Covering all production units of the Company and its subsidiaries.
Including both direct greenhouse gas emissions (Scope 1) and indirect greenhouse gas emissions from energy (Scope 2). Established product carbon footprint auditing and evaluation methodologies for petrochemical products such as jet fuel, lubricating oil base oil, polypropylene, and xylene products.

References
Referred to a number of domestic and international greenhouse gas emission accounting standards, including ISO14064-1: 2006 Standards, China Oil and Gas Production Enterprises Greenhouse Gas Emission Accounting Methods and Reporting Guidelines, and China Petrochemical Enterprise Greenhouse Gas Emission Accounting Methods and Reporting Guidelines.

Management system	Established and launched a carbon asset management information system, and optimised its accounting modules during the year to improve the efficiency of data collection.
Audit & verification mechanism	Sinopec's Energy Conservation Monitoring Centre conducts internal auditing and verification of relevant data.
Product Carbon Footprint
Sinopec Corp. continues to conduct carbon footprint accounting and evaluation of petrochemical products. It has developed product carbon footprint accounting and evaluation methods and accounting models for jet fuel, lubricating oil base oil, polypropylene, and xylene. It has conducted a full-scale assessment of greenhouse gas emissions over the product's complete life cycle, and used from the carbon footprint data to explore optimisation possibilities, so as to support the energy conservation and carbon reduction of the Company. In 2021, Sinopec Corp. drafted the Product Carbon Footprint and Product Category Standards - Petrochemical Products, which has been integrated into the 2021 Carbon Peaking and Carbon Neutrality Industry Standards Formulation and Revision Plan of the Ministry of Industry and Information Technology.

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【Case】Launch the First Full-Tanker Full Life Cycle Carbon Neutral Petroleum
In 2021, Sinopec Corp. worked together with value chain partners to jointly developed China's first tanker of full life cycle carbon-neutral petroleum. The project involved 30,000 tonnes of crude from Angola that imported and refined by the Company. In order to offset the carbon emission in the whole life cycle of this batch of petroleum, the project carried out third-party verifications to accurately calculate the amount of carbon dioxide generated in the entire life cycle from oil extraction, transportation, storage, refining to product consumption. By implementing energy conservation and emission reduction strategies and purchased Chinese Certified Emission Reduction (CCER), to offset the full life cycle carbon emissions. Among them, Sinopec Corp. undertook the responsibility to offset the carbon emissions from crude oil extraction, storage, refining, shipping of petroleum products, and the use of fuels such as vehicle gasoline, diesel, and liquefied petroleum gas.
Note: "Carbon Neutral" oil certification issued by Shanghai Environment and Energy Exchange

2.2.2 Energy Conservation
With the goal of "strictly controlling total energy consumption and improving energy efficiency", Sinopec Corp. actively promotes the Energy Efficiency Improvement Plan, implements various energy-saving and carbon reduction measures, and encourages its subsidiaries to improve energy efficiency and reduce energy consumption. In 2021, the consumption of comprehensive energy per RMB10,000 of production value of the Company reached 1.015 tonnes of standard coal1, decreased by 1.3% year-on-year. During the year, the Company launched 544 energy-saving projects, saving 967 thousand tonnes of standard coal of energy, equivalent to a reduction of 2.38 million tonnes of carbon dioxide emissions.
Energy efficiency target
•        Sinopec Corp. has formulated the energy conservation and emission reduction target for the 14th Five-Year Plan, aiming at reducing the consumption of comprehensive energy per RMB10,000 of production value by 5% by 2025 (with 2020 as the base year).

Focus areas
•        Strictly control energy consumption increment
•        Reduce existing energy consumption
•        Implement key energy conservation projects
•        Accelerate the development of new energy business
•        Consolidate energy conservation management

Social recognition
In October 2021, China Petroleum and Chemical Industry Federation released the list of Key Energy Consuming Products Energy Efficiency "Front-runner" Enterprises of the petroleum and chemical industry in 2020, including:
•        Qingdao Petrochemical and Guangzhou Petrochemical won the title of Energy Efficiency "Front-runner" Refining Enterprises;
•        Zhenhai Refining & Chemical Co., Ltd. and Maoming Petrochemical Co., Ltd. won the title of Energy Efficiency "Front-runner" Ethylene Production Enterprise;

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• Hainan Refining and Chemical Co., Ltd. won the title of Energy Efficiency "Front-runner" Xylene Production Enterprise.
Note1: The 2021 data were calculated based on constant price in 2020.
Optimise Energy Management Policy System
Implement energy efficiency targets
Formulated and issued The Letter of Responsibility for Energy and Environment in 2021, clarifying the targets and tasks of energy efficiency improvement, dynamically tracking the energy intensity and total amount control indicators of subsidiaries, and required all subsidiaries to scientifically arrange their annual production plan to ensure the completion of the annual binding targets.

Investment project review	Revised the Management Measures for Energy Conservation Review of Sinopec’s Fixed Asset Investment Projects to eliminate energy waste from the source and improve energy utilisation efficiency.
Energy management system	Thoroughly used the energy management system to promote the informatisation of energy management and achieve refined energy management.
Energy efficiency supervision and audit
Implemented the national energy conservation supervision plan, organised energy conservation supervision and audits of six subsidiaries, and issued energy conservation supervision briefings and required subsidiaries to carry out rectifications.

【Case】Shengli Oilfield Developed the Oilfield Energy Control Centre
Shengli Oilfield developed the Oilfield Energy Control Centre energy management system focusing on full life cycle green management, building a whole process digital energy-saving management system to achieve the closed-loop management of automatic monitoring, early warning, energy efficiency evaluation, and the optimisation, improvement, tracking and statistical assessment of energy efficiency in oilfield development and production. In 2021, Shengli Oilfield optimised and upgraded the system, and developed new management functions for more energy sources, such as natural gas, new energy and refined oil products, realising full coverage of energy sources and energy users. With the support of the system, Shengli Oilfield had significantly reduced its energy intensity indicators with a variety of energy-saving and emission reduction measures, saving a total of 76.3207 million kWh of electricity in the whole year. In 2021, Shengli Oilfield's Construction and Promotion of Big Data Based Oilfield Energy Control Centre project was shortlisted in the Computing Innovation and Digital Empowerment side exhibition of 2021 World Computing Conference.

Optimise Energy Structure
The Company actively promotes the structural transition towards clean and low-carbon energy, develops new energy projects, and gradually replaces coal with renewable energy such as wind energy and solar energy. Regarding existing coal powered generation units, the Company continuously implements efficiency upgrades to improve energy efficiency.
Reduced coal use
Promoted the low-carbon transition and upgrading of coal-fired power plants by promoting the operation mode of "obtain electricity with heat", replacing coal with natural gas, shutting down small generator units, purchasing thermal power and other measures. Achieve the "coal removal" target at the power plants of two refining and chemical subsidiaries.

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New energy utilisation
Added indicators on new energy project construction and evaluation to the green enterprise approval and review process with increased weight, to encourage subsidiaries to utilise new energy and reduce the reliance on coal powered power generation and heating.

Increase green electricity use	Increased the amount of “green electricity” purchase at three subsidiaries with suitable conditions, to encourage the use of green electricity and reduce the reliance on coal-powered electricity.

【Case】Expand New Energy Utilisation and Become an Industry Front-runner in Energy Efficiency
Over the years, through fine management of production and operation, Qingdao Refining and Chemical Co., Ltd. has continued to tap energy-saving potential and actively carried out the Energy Efficiency Improvement Plan. In 2021, after completing the implementation of energy-saving upgrade of equipment and thermal insulation transformation of pipe network, the Qingdao Refining and Chemical Rooftop Photovoltaic Power Generation Project was built with an installed capacity of 867 kWhs and annual power generation capacity of 1.017 million kWhs, using the technical scheme of regional power generation and nearby grid connection. The project was completed and start operation within the year.

Note: rooftop photovoltaic modules on Qingdao Refining and Chemical facilities.
Innovate on Energy-saving and Low-Carbon Technologies
The Company actively develops and promotes innovative energy-saving technologies, focuses on key development of energy-saving methods, technologies and equipment, implement pilot and demonstration projects, and continuously promotes and applies mature and practical energy-saving methods, technologies and equipment, such as integrated regional energy efficiency improvement of oil and gas fields, energy system optimisation, low-temperature heat utilisation, comprehensive energy-saving treatment of industrial cooling water system, and energy-saving upgrade of key energy-consuming equipment.
2.2.3 Carbon Capture, Utilisation and Storage (CCUS)
Sinopec Corp. attaches great emphasis on CCUS, and has intensified R&D investment and implemented key projects focusing on key CCUS technologies and their industry-scale application, aiming at building a demonstration project of the whole CCUS industrial chain. With an early start in CCUS technological research and engineering practice, the Company has developed certain advanced carbon capture technologies, at the forefront in China, and accumulated extensive engineering application experience.
•        Carbon Capture
The Company started researching on carbon capture technologies in the 1980s, and some of its proprietary technologies, such as low partial pressure carbon dioxide capture, catalytic hot potash de-carbonisation, and steric amine de-carbonisation, are industry leading in China, and among the forerunners globally. In China,

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there were over 50 sets of devices adopted the low partial pressure carbon dioxide capture technology, and over 40 sets of device adopted the catalytic hot potash method and the steric ammonia de-carbonisation method.
•        Carbon Transport
The Company started researching on large-scale and long-distance pipeline transportation technology for carbon dioxide in 2009, and had developed technologies such as carbon dioxide pipeline transportation process design, and pipeline leakage research and crack prevention. The Company also took the lead in the compilation of carbon dioxide pipeline transportation industry standards, and has developed the design and construction capability of carbon dioxide transportation pipeline in a variety of specifications.
•        Oil Displacement and Storage
The Company actively conducted field testing of carbon dioxide high-pressure miscible flooding in oil fields in East China, Shengli, Zhongyuan, and Jiangsu to effectively solve the problem for oil extraction in ultra-low permeability reservoirs. The “coordinated entry-exit and flooding- displacement” carbon dioxide flooding model enabled the effective development of closed small fault-block reservoirs. The Company had built China's first industrial refinery tail gas-oil displacement, recycling, and storage base for high water cut reservoirs in Zhongyuan Oilfield.
•        Technological R&D
The Company has established the Carbon Capture, Utilisation and Storage (CCUS) Key Laboratory to carry out research on key CCUS technologies, including a carbon capture technology laboratory, a CO2 oil displacement laboratory, a geological storage laboratory, a carbon capture engineering laboratory, and a carbon footprint laboratory.

In 2021, the Company’s refining and chemical subsidiaries continued to implement the recovering and utilisation of high concentration carbon dioxide generated by hydrogen production and synthetic ammonia production devices, capturing 1.5198 million tonnes of carbon dioxide. The Company’s oilfield subsidiaries used 307,600 tonnes of carbon dioxide for oil displacement and increased oil extraction by 88,700 tonnes. In addition, in January 2022, the Company successfully completed the construction of the million-tonne CCUS project at Qilu Petrochemical's Shengli Oilfield, making contribution to the development of a safe and reliable domestic CCUS technology system and industrial cluster with low cost and low energy consumption.
In the future, the Company will explore the possibility of establishing CCUS technology R&D centre, develop a carbon dioxide utilisation technology innovation system in accordance with the "technology development - engineering demonstration - industrialisation" model, focus on the deployment of cutting-edge technology projects and the development of technology reserve, such as CCUS+ new energy, CCUS+ hydrogen energy, and CCUS+ biomass energy; and explore the use of carbon dioxide to generate high-value chemicals and carbon dioxide mineralisation, extend the clean carbon storage industrial chain and promote the development of million-tonne CCUS demonstration bases in other regions. Sinopec Corp. strives to development a technology system based on the research of demonstration projects, so as to lead CCUS development with a complete series technical products and standardised models that can be replicated, promoted to and adopted by others.
【Case】The Qilu Petrochemical-Shengli Oilfield Million-ton CCUS Project of Qilu Petrochemical
In July 2021, Sinopec Corp. launched China's first Million-ton CCUS Project, the Qilu Petrochemical-Shengli Oilfield Million-ton CCUS Project, which consists of two parts: Qilu Petrochemical CO2 Capture Project and Shengli Oilfield CO2 Displacement and Storage Project. The CO2 captured by Qilu Petrochemical is transported to Shengli Oilfield through green transportation facilities to be used for oil displacement and storage, which results in an integrated application of carbon dioxide capture, oil displacement, and storage, providing an typical demonstration case for promoting large-scale CCUS project.

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For carbon dioxide capture, Qilu Petrochemical built a million ton per year liquid carbon dioxide recovery and utilisation device to recover the carbon dioxide from the tail gas of the coal-based hydrogen production unit, purifying the captured carbon dioxide to 99% purity. For carbon utilisation and storage, Shengli Oilfield has built 10 unmanned gas injection stations to flood 73 wells nearby with to carbon dioxide, which will increase the fluidity of crude oil and boost crude oil recovery rate significantly. All oil and gas collection and transportation systems are close-loop pipeline systems, which further increase the carbon dioxide storage rate. Completed on 29 January 29 2022, the project is expected to reduce carbon dioxide emission by 1 million tonnes per year, which is the equivalent of planting nearly 9 million trees, or driving nearly 600,000 economical-sized cars for a year. The project is also expected to boost crude oil production by nearly 3 million tonnes in the next 15 years. This is the largest CCUS full industrial chain demonstration base and project in China to date, and has a significant demonstration impact on the scale-up of CCUS in China, as well as on increasing China’s carbon emission reduction capabilities with an “artificial carbon cycle” model.

2.2.4 Methane Emission Control
Sinopec Corp. attaches great importance to addressing climate change through controlling methane emissions. The Company has actively implemented methane emission reduction measures, comprehensively promoted measures such as methane leakage detection and repair, venting gas recycling, and closed process upgrade, striving to reduce its methane emissions intensity by 50% by 2025 (taking 2020 as the base year). In 2021, Sinopec Corp.'s methane emission reached 299.90 million cubic metres, while methane recovery reached 717 million cubic metres, with a year-on-year increase of 19.5%.
Methane recovery and utilisation
Formulated Sinopec's Guiding Opinions on the Domestic Upstream Methane Emission Control, strengthened the application of closed mixed transmission process regarding the four major processes oil and gas exploration, extraction, gathering and transportation, and refining and processing, and the two emission forms of venting and escape, and actively implemented measures such as the recovery of casing gas, comprehensive utilisation of flare gas, and recovery from remote scattered wells. In 2021, our oilfield subsidiaries recovered approximately 717 million cubic metres of methane, which was the equivalent to a greenhouse gas emissions reduction of approximately 10.75 million tonnes of carbon dioxide.
The oil refining and chemical subsidiaries continued to strengthen the management of flare system and implemented a number of key measures, including setting reasonable high/low limit for early warning and integrating the liquid level control of gas holder into the irregularity response system for intervention; balancing the fuel gas pipe network and hydrogen pipe network to prevent the fuel gas and hydrogen pipe network from venting to the flare system; and strengthening source control and ensuring smooth operation of oil refining units to reduce unexpected shutdown and flare discharges.

Methane monitoring pilot
As a national pilot for carbon emission monitoring and assessment for the oil and gas extraction industry, Sinopec Corp. formulated the Sinopec Implementation Plan of Methane Monitoring and Assessment Pilot Projects, and implemented a series measures, including personnel monitoring, satellite remote sensing, cruising observation, drone sensing, etc., to monitor the methane concentration in escape, process venting, and flare combustion.

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Promote industry-wide emission control
Jointly initiated the founding of China Oil and Gas Methane Alliance enterprises, and signed the joint initiative on methane emission control of the Alliance, aiming at build a lasting and inclusive platform to promote collaboration and exchange, so as to help oil and gas enterprises improve methane control capabilities and cooperate on technological innovation to reduce methane emissions.

2.2.5 Participate in Carbon Trading
Sinopec Corp. actively participated in the national carbon emission trading market, developed trading plans and strategies, drafted, and issued the Sinopec Carbon Trading Administration Measures during the year, and further standardised the fulfilment of carbon quotas. The Company leveraged the advantages of its integrated system by making comprehensive arrangement based on carbon quota surpluses and shortages of its subsidiaries, and leveraged its capability expertise and established a dedicated carbon trading team. With scientifically formulated carbon trading plans and centralised management of carbon trading, the Company ensured that all its subsidiaries fulfilled their carbon quotas on schedule. By the end of 2021, Sinopec Corp. had 23 subsidiaries participated in the national carbon trading market, with a carbon trading volume of 4.56 million tonnes and a 100% carbon quota fulfilment rate.
2.2.6 Forest Carbon Sink
Sinopec Corp. fully embraces the green development concept, and integrates facility greening with building green enterprise. The Company encourages all employees to take part in nationwide volunteer tree planting, to both increase the forest reserve and maximises forest’s comprehensive effects on carbon reduction, carbon storage, and ecological improvement.
Facility greening activities
•        The total amount of current green space is 117.944 million square metres, with a year-on-year increase of 1.3%.
•        During the year, 0.755 million square metres of green space was newly built or restored.
•        The greening rate of the industrial area of the Company was 27.7%, and the green coverage rate was 30.6%

Voluntary tree planting
•        A total of 2.012 million trees were planted by employee volunteers during various occasions throughout the year, increased by 309,000 trees year-on-year.
•        The newly planted trees were expected to reduce 20,000 tonnes of carbon per year as carbon sink.

Supporting regional ecological protection
Encouraged subsidiaries to carry out environmental activities in accordance with local conditions, such as facility greening, desert greening, Yangtze River protection and shoreline greening, ecological protection of the Yellow River Basin, joint construction of voluntary tree planting bases, etc.
•        In the Yangtze River Basin, Jinling Petrochemical, Yangzi Petrochemical and Baling Petrochemical carried out ecological greening along the river and voluntary tree planting events named “Building the Most Beautiful Yangtze River Banks" and "Protecting the Mother River".
•        In the Yellow River Basin, Luoyang Petrochemical carried out tree planting activities in the Yellow River Wetland Nature Reserve.

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•        Huabei Oilfield, Inner Mongolia Petroleum organised their employees to participate in tree planting activities for soil and water conservation in barren mountain and desert areas.
•        The Petroleum Engineering Construction Co., Ltd. established a 300 mu charity tree planting base Hangjinqi Banner, Inner Mongolia.

Encouraging employee participation in online support for tree planting
Employees are encouraged to participate in "cloud tree planting" activities via Ant Forest, online donation, forest adoption, etc. In 2021, our employees donated RMB 1.2 million to plant trees through the National Voluntary Tree Planting Network, China Greening Foundation, local tree planting websites and other online platforms, which was the equivalent to planting 78,000 trees.

2.3 Energy Transition
2.3.1 Green and Clean Energy Strategy
Sinopec Corp. takes “green and clean” as one of its core development strategies, adheres to ecological priority, green transition, and clean development, promotes the clean utilisation of fossil energy, scaling-up of clean energy, and low-carbon production process, strives to reduce energy consumption and emission intensity, and control and reduce total emissions, and actively develops and provides green, low-carbon, and environment-friendly products, allowing the Company to become an industry model for green, clean, and low-carbon development.
Oilfield subsidiaries
•        Aiming at achieving the goal of "low-carbon energy for production, and clean energy for consumption", develop and use clean energy such as wind energy and solar energy available onsite, to enhance low-carbon development capabilities of the subsidiaries.

Refining and chemical subsidiaries
•        Adjusted the heavy oil refining structure, promoted product quality improvement, and developed new green energy-saving materials with high added value and advanced technologies.
•        Adhering to the principles of "integration of hydrogen and electricity, green hydrogen and carbon reduction", actively implemented centralised wind power and photovoltaic generation projects on refining and chemical industrial facilities, carried out the "large-scale renewable energy power generation - energy storage - hydrogen production with green electricity" project, and gradually promote green power utilisation and green hydrogen refining, so as to achieve in-depth de-carbonisation in the refining and chemical sectors.
•        Conduct in-depth waste heat utilisation to tap the recovery and reuse potential of waste heating and cooling energy in the production process, which could be used in production, power generation, heating, or refrigeration on the facilities and for nearby users.

Marketing subsidiaries
•        Explored hydrogen energy application scenarios, invested in key processes of hydrogen production, storage and transportation, and filling, and strove to gradually expand the proportion of green hydrogen supply, and take lead in the strategic development of the hydrogen energy industry.

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•        Actively constructed distributed photovoltaic power generation projects, building a total of 1,253 distributed photovoltaic power generation projects cumulatively(including 1,048 completed in 2021) with a total installed capacity of 43.8 MW. Accelerated the deployment of “carbon-neutral” vehicle refuelling stations, including the construction of China’s first carbon-neutral gas station in 2021, to speed up the low-carbon development process.

2.3.2 Natural Gas
As a fossil energy with low carbon emission intensity, natural gas plays a key role in the energy transition process. Sinopec Corp. is committed to planning and promoting the development of the natural gas business at a strategic level, coordinating natural gas resources and markets, promoting the development of the full-scale industrial chain system of natural gas, and striving to help increase natural gas’s share in domestic primary energy consumption. In 2021, the Company's natural gas production reached 1,199.4 billion cubic feet, with an increase of 11.9% year-on-year.
Indicators	2019	2020	2021
Natural gas production (100 million cubic metres)	296.73	303.69	338.8
Proportion of natural gas in oil and gas equivalent (%)	41	41	43
2.3.3 Hydrogen Energy
The development of hydrogen energy is one of the essential paths to achieving the transformation of global energy structure to cleaner and low-carbon models. Sinopec Corp. has extensive industrial experience and competitive advantages in the hydrogen energy sector. Taking hydrogen energy as the main direction for its new energy business, the Company leverages its industry, technology, and network resources to build an integrated and collaborative operation mode, covering hydrogen energy production, hydrogen energy mobility, hydrogen energy technology, and hydrogen energy investment, through independent innovation, collaborative R&D, and strategic investment, building its own whole process industrial chain of hydrogen energy production, purification, transportation, and sales.
2050 Hydrogen Energy Vision
Hydrogen energy mobility
100% of hydrogen produced with non-fossil energy; develop a fully functional and nationwide low-carbon transportation energy supply network to help the national road transportation system achieve carbon neutrality in advance.

Green hydrogen refining
100% of the hydrogen used by refineries is blue hydrogen or produced with non-fossil energy, and help Sinopec Corp. achieve its carbon neutrality target with high quality through green hydrogen refining.

Progress and Achievements of Hydrogen Energy Business
Hydrogen supply	• As of the end of 2021, eight hydrogen supply centres had been built to provide high-purity hydrogen for fuel cells, with a capacity of 16,000 standard cubic metres/hour.

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Hydrogen refuelling station
•        Actively promoted the deployment of hydrogen refuelling stations by relying on over 30,000 refuelling stations nationwide, and taking into consideration regional city cluster development plans, market needs and application scenarios, and the opportunity of the Beijing Winter Olympic Games and the construction of Xiong'an New Area.
•        Built and operates 74 hydrogenation stations, with a total hydrogen refuelling capacity of about 45 tonnes/day, making the Company the global leader in number of hydrogen refuelling stations.
•        In 2021, the Company had provided refuelling service to about 2,000 hydrogen fuel vehicles with an annual hydrogen filling volume over 800 tonnes.

Green hydrogen production
•        Completed the first proton exchange membrane ( PEM) hydrogen production demonstration project in Yanshan Petrochemical with a capacity 30 standard cubic metres/hour.
•        Actively promote the R&D of megawatt PEM hydrogen production facilities and hundred kilowatt Solid Oxide Electrolyser Cell (SOEC) hydrogen production facilities.

In the next five years, Sinopec Corp. will accelerate the development of new energy business with hydrogen energy as the core, firmly promote the rapid development of the whole hydrogen energy industrial chain in two major fields of hydrogen energy mobility and green hydrogen refining. The Company will further strengthen cooperation with leading enterprises in new energy and hydrogen energy manufacturing, plan and layout hydrogen refuelling stations or gas-hydrogen hybrid stations, and strive to build China's leading hydrogen energy enterprise and an industry forerunner of commercial demonstration projects.
【Case】Sinopec Clean Hydrogen at Bird's Nest
On 4 February 2022, at the opening ceremony of the Beijing Winter Olympics, hydrogen provided by Sinopec Corp. was used as fuel for the main torch of the venue, fully reflecting the green and low-carbon concept of the event. Unlike the previous winter Olympics, which used liquefied natural gas or propane as torch fuel, for the first time, the main torch of the Beijing Winter Olympics and the domestic relay torch all used hydrogen energy provided by Sinopec. This was an arrangement that truly representing the combination of the Olympic spirit with “green” and “environmental protection” concepts.
Ever since becoming the official oil and gas partner of the Beijing Winter Olympics in July 2018, Sinopec Corp. accelerated the low-cost development and utilisation of hydrogen energy and started the construction of a new hydrogen energy supply project for the Beijing Winter Olympics through its subsidiary, Yanshan Petrochemical. In March 2020, the hydrogen new energy device successfully produced high-quality hydrogen, which met all national standards and requirements for hydrogen fuel cell vehicle hydrogen, and successfully passed the inspection by the Winter Olympic Organising Committee.
Meanwhile, Sinopec Corp. also provided high-quality hydrogen fuel for hydrogen vehicles for the Winter Olympic Games. The extensive use of hydrogen fuel cell vehicles during the Beijing Winter Olympics made this Game the world's largest demonstration project of utilising hydrogen fuel cell vehicles, both reducing pollutant emissions and reflecting the principles of green, low-carbon and sustainability of the Beijing Winter Olympics. Sinopec Corp. built four Winter Olympics hydrogen refuelling stations, which had provided services to 12.6 thousand Winter Olympics vehicles and refuelled 148 tonnes of hydrogen by 15 February 2022.

2.3.4 Photovoltaic Project
Sinopec Crop. has thoroughly implemented the "Photovoltaic+" action, fully combined rooftop photovoltaic power generation at gas stations with energy conservation, carbon reduction, and brand marketing. The Company promoted the construction of Building Integrated Photovoltaic (BIPV) on the spare space on rooftop of more than 30,000 gas stations in China, developed distributed photovoltaic power generation, and built “Carbon Neutral” gas stations. The Company plans to build 7,000 distributed photovoltaic power generation stations by 2025,

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generating power to serve both the energy needs of the stations and the charging needs of electric vehicles. As the end of 2021, Sinopec Corp. has built 1,253 photovoltaic power generation stations with a total installed generation capacity of 43.8 MW.
Promote the Construction of Carbon Neutral Gas Stations
The Company carried out the "Photovoltaic +" action and build distributed photovoltaic power generation units on rooftop of gas stations, with a number of carbon neutral gas stations completed, such as the Jiaze Station in Changzhou City, Jiangsu Province, and Liuhua Station in Baise City, Guangxi Autonomous Region. The generated power not only fully offset the implied carbon dioxide emission of the purchased power of the gas station, but also partially contribute to additional reduction of carbon emissions. These stations have already passed the certification by professional authorities of its carbon neutrality.
Rooftop photovoltaic power generation unit at Jiaze refuelling station in Changzhou, Jiangsu generates 127,000 to 147,000 kWh of electricity annually
2.3.5 Biomass Energy
Sinopec Corp. actively promotes the development of biofuels and increases the production, promotion and supply of biomass energy.
Bio jet fuel
Established bio jet fuel production facility to produce bio jet fuel from renewable resources such as catering waste oil, animal grease and vegetable oil, etc., with a production capacity of 100,000 tonnes/year. In the future, the Company will continue to strengthen R&D investment to develop low-cost and high-efficiency production technology, and reduce the production cost of bio jet fuel.

Bio-diesel
Continued to expand the supply of bio-diesel in Shanghai and other cities. The blending capacity of B5 bio-diesel reached over 400 thousand tonnes, and could cover more than 240 gas stations in Shanghai. The Company has made the plan to build a 100,000 ton/year bio-diesel project during the 14th Five-Year Plan period.

Ethanol gasoline	Promoted ethanol gasoline for vehicles based on market trends. A total of 14.925 million tonnes of ethanol gasoline was sold in 2021.
2.3.6 Charging and Replacement Station
Sinopec Corp. fully grasps the development opportunities of new energy vehicles, strives to participate in the development of new energy vehicle-related businesses with a high starting point and high standards. The Company cooperated closely with leading enterprises of the industry and leveraged the location advantages of its gas stations to speed up the expansion of charging and replacement capacity, added fast charging, super-charge equipment and facilities in gas stations to help solve the charging challenge for electric vehicle owners. Regarding battery replacement, Sinopec Corp. continued to lead the industrial development and technological progress of the industry, cooperated with relevant enterprises to build C-end and B-end battery replacement stations, and actively

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promoted the power bank service. In the next serval years (2021-2025), the Company plans to build 5,000 charging and replacement refuelling stations.
Charging and replacement station
•        Cooperated with mainstream new energy vehicle enterprises, and accelerated the rolling-out of charging and replace stations. By the end of 2021, the Company had built 1,212 charging stations, 83 replacement stations and 4,867 charging piles.
•        Established and supported world's first fully intelligent power exchange station (Beijing Chaoying).

New energy vehicle lightweight design
•        Developed a series of environmentally friendly lightweight non-metallic materials with outstanding performance, some of which met international advanced standards and were well recognised by well-known automotive enterprises.
•        Produced nearly 400,000 tonnes of special automotive component materials for 35 car brands, and trial produced 29 automotive parts at over 40 automotive and components companies.

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3. Protecting the Environment
The ecological environment supplies the materials, energy, and living space necessary for human society to thrive and develop, and it is also the home that we collectively protect. Following the concept of green and ecological development, Sinopec Corp. is committed to practicing environmental governance, promoting ecological protection, and contributing to building a beautiful China. The Company has kept improving the environmental management system, making committed efforts to prevent and control pollution, and continuously improving its environmental protection performance, contributing our bit to facilitate the ecological development and harmonious coexistence of mankind and nature.
3.1 Strengthening Environmental Management
Sinopec Corp. strictly implements laws and regulations related to environmental protection, makes strengthened efforts in developing environmental policies and management system, and has integrated environmental management into all aspects of its daily operations. In 2021, the Company made in-depth integration of Requirements and Guidelines for the Environmental Management System and the green and clean strategy, revised and released Manual for the HSE Management System, further emphasising the guidelines regarding its environmental protection efforts. The Company also formulated Sinopec Programme for Strengthening Environmental Protection, 2021-2023, for the purposes of pushing forward the construction of the environmental performance assessment system, enhancing supervision over the management of subsidiaries, maintaining the continuous progress and sound performance of its environmental protection efforts, and ensuring the harmonious coexistence between the Company and the natural environment. In 2021, the Company's environmental expenditure reached RMB 11 billion.
3.1.1 Environmental Management System
The Company continued to promote the construction of HSE (health, safety, and environment) management system, and optimised the policies and system documents related to environmental protection, which provided the necessary guarantees in terms of policies, guidelines, implementation, evaluation and assessment, to ensure the smooth operation, auditing and continuous improvement of the environmental management system. In 2021, a total of 25 subsidiaries of the Company had passed the third-party certification of the ISO14000 environmental management system.
The Company issued the "Energy and Environmental Responsibility Commitment" to its subsidiaries every year, specifying their emission reduction targets and governance tasks, and incorporating them into the annual assessment, and the Sinopec Programme for Strengthening Environmental Protection, 2021-2023 to guide its subsidiaries to carry out pollution prevention and control, and improve the effectiveness of environmental activities.
Policy Optimisation
•        Revised and released Manual for the HSE Management System with reference to Environmental Management System Requirements and Guidelines (GB/T 24001) and the requirements of national ecological and environmental laws and regulations.
•        Formulated or revised policies to comprehensively optimise the environmental management system, including: Sinopec Regulations for Pollution Prevention and Control; Measures of Sinopec Corp. for the Identification, Evaluation and Control Management of Environmental Factors; Regulations of Sinopec for Joint Venture Environmental Protection, Implementation Rules of Sinopec for Environmental Management of Projects during the Construction Period, Sinopec Environmental Management Regulations, Measures of Sinopec for Environmental Management of Construction Projects, and the Measures of Sinopec for Response to Environmental Emergency Risk and Management.

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•        Formulated and revised Sinopec Carbon Emission Management Measures and Sinopec Carbon Trading Management Measures, to regulate the contract fulfilment of carbon quotas of the Company and coordinate the development of carbon trading plans.

System Development
•        The Sustainability Committee of the Board of Directors is responsible for deliberating on major environmental-related decisions of the Company.
•        The HSE Management Committee of the management body is responsible for reviewing the Company's environmental development plan and related rules and regulations, and supervising the implementation of environmental protection work.

Implementation Assurance
•        Signed the Energy and Environment Target Responsibility Commitment with subsidiaries every year, specifying indicators for annual evaluation; and integrated energy conservation and environmental protection indicators into the management performance evaluation system.
•        Included energy conservation and environmental protection as a binding indicator for the performance appraisal of management personnel of the Company and its subsidiaries, for each point deducted, the annual performance bonus of a manager would be deducted by 3%, up to a 20% maximum.
•        Formulated a series of plans for environmental risk emergency response, such as Sinopec Environmental Incident Risk and Emergency Management Measures and Sinopec Risk Assessment Guide for Environmental Emergencies.

3.1.2 Management of Environmental Impact
Focusing on the goal of “zero pollution,” the Company makes every effort to regulate project construction and production operations. It built a policy system covering the entire process from project entry to project exit, carried out in-depth life-cycle management of the environmental impact, and effectively avoided and reduced the adverse effects on the ecological environment and local communities.
Project Evaluation
Conducted project feasibility studies and environmental impact assessments, assessed the impact of project construction and operation on the ecological environment, identified environmentally sensitive targets and biodiversity assessment, developed pollution prevention and control measures and environmental protection measures, and implemented them during the construction and operation process.

Construction
Strictly implemented the requirements of environmental assessment and design documents, adopted green construction plans, and gave priority to the use of production and construction techniques and technical measures with fewer emissions and using less land to reduce the impact of project construction on the ecological environment.

Environmental Monitoring
Both the Company and its subsidiaries submitted their implementation reports on the national pollution discharge permit management platform, which could be publicly accessed after local environmental protection authorities have reviewed them.
The critical pollutant discharge units installed an online monitoring device as per the requirements, then transmitted the collected data to the national and local monitoring platforms in a real-time manner and supported the supervision by relevant authorities.

Clean Production
Formulated the Notice on the In-Depth Implementation of the Clean Production Audit Work in Key Industries, regularly optimized the mechanism, promoted emissions reductions throughout the entire process, and supervised subsidiaries continuously to reduce total pollutant emissions.

Emergency Response
Formulated Guidelines for the Preparation of Emergency Plans for Emergent Environmental Incidents and Guiding Opinions on the Provision of Emergency Supplies for Emergent Environmental Incidents to ensure that adequate treatment measures would be taken promptly when an incident occurs to reduce pollution loss and mitigate the ecological damage.

Project Exit
Established the investigation and evaluation mechanism regarding the current ecological, environmental conditions and carried out ecological rectification and restoration based on the analysis and evaluation findings.

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3.1.3 Environmental Risk Management
The Company has formulated a tired environmental risk management plan, integrated environmental risks into the comprehensive risk management system, implemented a dynamic environmental risk monitoring mechanism, and achieved the management and downgrading of significant environmental by implementing environmental risk control accountabilities, optimising ecological risk management procedures, clarifying control processes for different risk tiers, and carrying out environmental risk supervision, inspection and rectification activities.

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3.1.4 Environmental Complaint Mechanism
The Company actively seeks input from stakeholders throughout the project's construction process, including the government, community members, and social organisations, disclosing project information for public supervision. The Company has formulated the Sinopec Environmental Protection Management Regulations, which stipulates that "With regards to negative environmental information on environmental issues such as being listed on national and local government supervisory agendas, receipt of notices or environmental administrative penalties, excessive amounts beyond standards and violations found in government supervision and monitoring at all levels, being sued for environmental issues or being exposed by the media, etc., the Company shall report the information through the environmental protection information system within three working days. Late reporting or concealment of information shall be severely punished". Based on the local government's requirements, all subsidiaries have established the mechanism to engage local communities and the public to collect and handle opinions and make feedback accordingly regarding environmental complaints or whistleblowing on environmental violations. Significant environmental incidents shall be promptly reported to relevant departments at the headquarters to ensure its timely rectification through the joint working mechanism.
3.2 The Green Enterprise Campaign
Sinopec Corp. has listed the Green Enterprise Campaign as an essential part of implementing its green and low-carbon development strategy. After formulating the Guideline for the Evaluation of Sinopec Green Enterprises, the Company has established the Sinopec Green Enterprise Campaign Working Group to actively promote its subsidiaries to take actions and build green enterprises. In 2021, the Company continued to promote the Green Enterprise Campaign and achieved remarkable results in clean energy, green products, resource and energy utilisation, pollutant discharges and emissions, greenhouse gas emissions, and facility greening. As of the end of 2021, the Company had established 105 green enterprises, accounting for over 90% of its total subsidiaries.
Targets for 2023 Effluents and Emissions
Ammonia-nitrogen reduction 12%	COD reduction 12%
SO2 reduction 18%	NOX reduction 18%
Note: Take data of the year 2017 as the baseline for 2023 Targets.

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3.3 Water Resources Management
The Company attaches great importance to water resources management, and has formulated and implemented Sinopec Measures for Water Resources Conservation, striving to reduce the total amount of fresh water withdrawal for industrial use by no less than 1% per year, comprehensively optimise water consumption structure, increase sewage and wastewater reuse, promote the application of water conservation technology, strengthen the management of water pollution prevention and control facilities, and vigorously promote pollution prevention and control. The Company conducts comprehensive inspections of its discharge of water pollutants in accordance with the requirements of the state pollution prevention and control campaign as well as relevant standards to ensure compliance with wastewater discharge standards. In 2021, all business units and subsidiaries of the Company reached their annual targets for comprehensive wastewater treatment with a 100% compliance rate.
3.3.1 Water Conservation
The Company follows the relevant national laws and regulations on water resources management, applies for water permits in compliance with the requirements of laws and regulations, actively takes water conservation and alternative measures to reduce source water intakes, and makes every effort to minimise losses and waste in water consumption. The Company has committed in the Green Enterprise Campaign to reducing the total amount of fresh water withdrawal for industrial use by no less than 1% per year. In 2021, the Company's fresh water withdrawal for industrial use amounted to 636.16 million cubic metres, down by 1.1% year-on-year.
Conservation of Source Water to Reduce Withdrawal
•        Adhered to the principle of determining production volume with the water use plan, strictly prohibited the construction and expansion of new projects with high water consumption in areas with stressed water resources to ensure compliance with laws and regulations regarding water withdrawal, and strengthened the internal water withdrawal permit management system.
•        Carried out in-depth water conservation transformation in oilfields and refining subsidiaries, enhanced R&D and innovation of water conservation technologies, equipment, materials, and techniques, held training for water resources management personnel while strengthening team building, and enhanced employees' awareness raising on water conservation.
•        Optimised water use structure and gave priority to using recycled water, rainwater, mine water, brackish water, and other non-conventional water resources. Several subsidiaries started using municipal reclaimed water or treated mine water as substitutes to reduce freshwater consumption, while subsidiaries in coastal areas were encouraged to use seawater resources to do so.
•        Carried out water balance testing and regularly inspection of water supply pipelines to eliminate leakage; upgraded aged or leaking pipelines to reduce water loss due to leakage.
•        Improved the management of water use information, optimised online monitoring system for water use to collect and monitor the real-time water withdrawal data online.

Using Recycled Water to Improve Water Efficiency
•        Optimised the operation of the water circulation system, used reclaimed water and reused water as replenishment water to reduce freshwater use, and built condensate recovery systems to increase the reused rate of condensate.

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•        Developed and applied a proprietary water-saving technology that reduced industrial water use and improved reuse rate of stripped and purified water by using purifying and reusing sulphur-containing wastewater.

Wastewater Reuse to Reduce Discharge
•        Promoted subsidiaries at all levels to reuse sewage and wastewater, built appropriate sewage treatment facilities according to the quality of sewage inflow and improved sewage treatment and utilisation.
•        Cooperated with research institutions to overcome technological bottlenecks and increase sewage reuse rate with the high-concentration saltwater desalination treatment system and solution developed.
•        Guided subsidiaries to conduct rainwater and sewage diversion upgrade, visualized sewage pipe network upgrade, and sewage plant upgrade.

3.3.2 Strengthening Sewage Treatment
The Company kept strengthening the prevention and control of water pollution risks and conducted comprehensive inspection of its discharge of water pollutants in accordance with the requirements of the national pollution prevention and control campaign as well as relevant standards. Problems identified were rectifies in a timely manner to ensure compliance. The Company implemented environmental protection and upgraded treatment projects, issued Guidance on the Management of Rainwater and Sewage Facilities at Plants in Refining and Chemical Enterprises to guide subsidiaries to implement rainwater and sewage diversion upgrade, and to continuously carry out visualisation and transformation of sewage pipe networks and upgrading of sewage plants, so as to optimise the pre-treatment effect of sewage plant while expanding treatment capacity to ensure compliance with discharge standards.
Discharge permit
Required all subsidiaries to apply for the necessary discharge permits before the required deadline, and control the total amount of water pollutants discharged in accordance with the requirements of the permit.

Online monitoring
Installed online environmental monitoring device in accordance with government regulations to ensure real-time monitoring of wastewater discharge; optimised the operation management and maintenance of online monitoring device to ensure reliable results.

Source control
Intensified reduction measures at the source, vigorously implemented rain-sewage diversion upgrades and the visualisation of sewage pipelines among subsidiaries to effectively reduce the amount of sewage generated.

Compliant discharge
Took early warning and alarm measures, made timely adjustment to the operation of production equipment and management of environmental protection device, and improved the pre-treatment effect of the sewage plant while expanding its treatment capacity to ensure compliance with discharge standards.

3.3.3 Groundwater Management
IIn 2021, the Company developed the corporate standard Technical Specification for Groundwater Investigation and Evaluation of Land for Corporate Use. We organized subsidiaries at all levels to continuously carry out self-

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monitoring of groundwater in conjunction with the preliminary survey results of land for corporate use, as an effort to implement the system for the investigation of potential soil pollution hazards and to meet the corporate selfmonitoring requirements. After completing the groundwater investigation and administrative filing of land for corporate use, the Company screened for soil pollution hazards at solid waste sites and production facilities within a 1-kilometre range of the Yangtze River water system and a 10-kilometre range of the Yellow River water system, and cleaned up and disposed of 85,600 tonnes of solid waste in solid waste landfills.
3.4 Land Resource Management
Sinopec Corp. consistently implements the principle of "intensive, efficient and green land use." In compliance with the requirements of national land-related policies, the Company has required all subsidiaries to formulate land management rules following the actual business characteristics, clarifying the content, procedures, and responsibilities of land resource management, in a bid to realise the closed-loop management in the whole life cycle of land resources.
Improvement of Internal Land Management Measures
•        Per the newly issued Sinopec Land Management Measures, the Company required each subordinate oil and gas field enterprise to formulate their Land Management Measures and Implementation Rules for Oil and Land Work based on local conditions. We introduced unique management and implementation rules for temporary land and new construction land to realize the whole-process management of such land resources.

Scientific Optimisation of Optimise the Land Use Plan
•        On the premise of meeting the minimum standards for production and construction land, the Company determined the optimal method for well sites and roads through on-site survey and comprehensive study, intending to reduce production and construction land scientifically.
•        Implemented the strictest arable land protection policy and strictly strengthened the control of temporary land use to minimize temporary land use and reduce land acquisition costs.
•        By reasonably making the layout of production facilities, the Company improved the utilization rate of the surrounding land. It maximized the use of purchased land to occupy as little arable land as possible, if not none.

Achieving More Efficient Land Use Through Analysis
•        Comprehensively based on the regional location, size, and nature of the land to be used and that of inefficient land, the Company analysed the land management needs, researched the modes for joint venture and cooperation, and formulated plans for better use of existing land in stock.
•        Explored new ways to use existing land in stock better and realized that purpose through solicitation of external investment, land leasing, and cooperation.

3.5 Control of Atmospheric Pollutants
The Company strictly abides by national and local policies, laws and standards related to air pollution prevention and control. It has formulated and strictly implemented the Sinopec Regulations for Pollution Prevention and Control, and actively followed the requirements of regulatory authorities to continuously promote emission reduction of air pollutants and prevent leakage. In 2021, all business units and subsidiaries of the Company reached the annual target for comprehensive control of exhaust gas, with a compliance rate of 99%.

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Policy System
Enhanced air pollution prevention and control efforts, and kept implementing Special Action Plan for Ozone Pollution Prevention and Control; and vigorously promoted the implementation of emission reduction projects in a way stricter than national and local standards for emission concentration of NOx and VOCs.

Ongoing Governance
Consistently promoted PM2.5 treatment and emission reduction for VOCs and NOx:
•        Continuously reduced smoke (particulate matter) emissions and improved the construction of dust suppression facilities in material dumps.
•        Implemented VOCs grid monitoring, and carried out odour traceability analysis to build odour-free plants.
•        Promoted the application of mobile exhaust gas treatment equipment to facilitate VOCs collection and treatment in the circumstances of inspection, maintenance and abnormal working conditions.
•        Pushed forward VOCs leak detection and repair (LDAR) to improve the repair performance and reduce the leakage rate throughout the year.

Data Disclosure
All subsidiaries submitted their execution reports to the national platform for emission permit management as required, which were disclosed to the public after being reviewed by local environmental authorities.

Emission Monitoring
Key pollution units at the national/provincial/municipal levels installed online monitoring device at emission points in accordance with the relevant requirements, with monitoring data sent to state and local regulatory platform in real time. Local ecological and environmental authorities carried out regular and special inspections to ensure all-round supervision.

Emergency Response	Initiated emergency plans under severely polluted weather conditions, and made timely adjustment to production equipment and environmental protection device to ensure compliance.

Indicators	2019	2020	2021
Sulfur dioxide (SO2) emissions (thousand tonnes)	64.6	61.9	59.3
Nitrogen oxide (NOx) emissions (thousand tonnes)	95.9	92.0	88.3
3.6 Solid Waste Management
The Company strictly abides by the requirements of the new Solid Waste Law. Adhering to the principle of "reduction of use, conversion into resources and harmless treatment" for solid waste disposal, the Company kept promoting the reduction and recycled use of solid waste. To actively improve its capability to treat solid waste among its subsidiaries, the Company strengthened the whole-process management of solid waste, requiring the 100% disposal rate for hazardous waste, and included solid waste management into the energy and environmental responsibility evaluation over subsidiaries.

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Policy System
In 2021, the Company issued the Manual for the HSE Management System, revised Sinopec Hazardous Waste List in line with National Directory of Hazardous Wastes (2021 Edition), and issued Guidelines for Environmental Management of General Industrial Solid Wastes and Garbage (Trial).

Special actions
During 2021, the Company carried out a new of campaigns to guide its subsidiaries to strengthen their waste management., including the Three-Year Special Campaign on Controlling Hazardous Waste Safety, Rectification for Solid Waste Compliance, and the Investigation and Control Campaign for Environmental Hazards in Solid Waste in The Yangtze River and Yellow River Basins.

Process Optimisation
By strengthening waste reduction from source, process control and end treatment, the Company actively promoted the replacement of toxic and harmful additives, geared up the comprehensive and optimized use of proprietary processes and devices, strengthened green procurement and green packaging, and facilitated the reduction of solid waste and resource utilisation of its subsidiaries.
The Company continuously carried out research on reducing hazardous wastes, included seven nonconforming resin products into the national Hazardous Waste Exemption List, and worked out the industrial standard Balancing Agent for Catalytic Cracking Unit Start-up and Replenishment, simplifying the procedures for hazardous waste identification.

Categorised Management
In accordance with the Solid Waste Law, solid wastes generated in the production and operation processes of the Company are managed in four categories, including: hazardous waste, general industrial solid waste, construction waste, and domestic waste.
•        Disposal of hazardous waste: mainly utilised or disposed in the Company's own facilities, or handled by qualified third parties.
•        Disposal of general industrial solid waste: Handled by entities with proper technologies and capabilities for comprehensive utilisation or sent to landfills for safe treatment.
•        Disposal of construction waste: Utilised in accordance with the disposal plan approved by the local government, or sent to designated landfills.
•        Disposal of domestic waste: Collected and disposed by qualified entities with approval from local authorities.

Indicator	2019	2020	2021
Amount of non-hazardous solid waste (1,000 tonnes)	2,115.32	1,710.8	1,931.6
Amount of hazardous waste (1, 000 tonnes)	642.3	731.1	461.0
Compliance rate of solid waste disposal (%)	100	100	100
Percentage of hazardous solid waste disposed properly (%)	100	100	100
3.7 Prevention of Hydrocarbon Leakage
The Company has formulated the Sinopec Pollution Prevention and Control Management Regulations and Manual

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for the HSE Management System, which clarify the means of controlling various pollutants including hydrocarbons and the risk identification mechanism for potential leakage hazards, to effectively prevent the risk of hydrocarbon leaks or spills.
Thematic Research
Coordinated with the Chinese Academy of Environmental Planning of the Ministry of Ecology and Environment, the Environmental Engineering Evaluation Centre of the Ministry of Ecology and Environment, Dalian Petrochemical Research Institute, Qingdao Safety Engineering Research Institute and other institutions to jointly push forward the "Research on VOCs Emission Accounting Methods for Petrochemical Enterprises" and "Research on VOCs Monitoring System for Petrochemical Enterprises", and engaged in in-depth research on the accounting and monitoring methods for disorganised VOCs emissions of petrochemical enterprises

Internal Supervision
Carried out on-site inspection with infrared detectors and other equipment, guided its subsidiaries to strengthen management of leak detection and repair (LDAR), make quantitative detection and inspection of sealing points in the valves, flanges, pump seals and other potential sources of leakage of production units, repaired or replaced potential leak components in a timely manner, so as to reduce and prevent leakage.
Developed the Environmental Technical Requirements for Treatment of VOCs in Storage Tanks and guided subsidiaries to treat VOCs in storage tanks.

Risk Prevention
Refining enterprises carry high risk of hydrocarbon leakage. The Company organised statistical analysis of leakage accidents (incidents) in refining enterprises over the recent five years and generated special safety briefings to help with leakage-prevention activities.
Chemical sales companies update the HSE risk list annually and actively optimise the risk identification and management mechanism that covers the risk of tank leakage

3.8 Biodiversity Conservation
In strict compliance with the Environmental Protection Law and the United Nations Convention on Biological Diversity, the Company continuously improves the biodiversity protection policy and management rules to complete the ecological management system. It has formulated and issued Sinopec Environmental Management Regulations and Sinopec Ecological Management Measures to regulate the ecological protection work during construction, production, and operation. It also urges subsidiaries at all levels to avoid crossing the prohibited development areas as delineated by the ecological red line while requiring them to improve the supervision mechanism for ecological protection and restoration and protect the quality of ecological environment and biodiversity, to facilitate the sustainable development of the industry and society.
Sinopec Environmental Management Regulations (Sinopec Production [2020] No.222)
"Strictly in compliance with state environmental protection requirements, project construction, operation and decommissioning (relocation) shall have their respective ecological protection plans formulated and implemented, shall take effective measures to reduce the disturbance to the ecological environment, shall carry out the necessary ecological assessment, monitoring, restoration, and statistic studies as required, to protect biodiversity and ensure ecological safety."

Sinopec Ecological Management Measures (Sinopec Energy [2019] No.288)
“All units shall strictly manage their production and operation, reduce the disturbance of production and operation to the ecological environment, protect biodiversity, and ensure ecological safety.” The Management Measures also specify the environmental protection requirements for each project construction and operation stage and require biodiversity protection into the annual energy and environmental performance evaluation.

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The Company required all construction projects involving ecologically sensitive areas to adopt strict ecological protection and restoration measures. When carrying out feasibility studies and environmental impact assessments for projects with ecological impact, related parties shall, with regards to the site (route) selection, layout, and scale of construction projects must strictly comply with the "Three Lines and One List" regulation as well as the general requirements for relevant planning and environmental impact assessment. Meanwhile, the Company required its suppliers to work on ecological protection strictly. It proposed that a construction unit be responsible for environmental protection during the project. It shall implement all environmental measures and requirements in line with the contract during the construction period.
In 2021, the Company further improved its ecological monitoring and evaluation system and the environmental monitoring network. It engaged in ecological monitoring on a pilot basis in eight subsidiary enterprises. It continuously tracked the ecological environment quality around the Puguang gas field, with a total of more than 34,000 entries of monitoring data and 2,800 comparison photos obtained so far from 73 ecological monitoring points deployed in 2021. The ecological tracking results show that the ecology of each development area in the Puguang gas field has retained its natural environmental functions. Throughout the year, there was no major incident involving the Company that was harmful to biodiversity.

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4. Strengthening Safety Management
Sinopec Corp. adheres to the safety concept of "safety comes from design, management and accountability ", strictly follows the requirements of laws and regulations including the Production Safety Law and takes safety management to be the foundation of corporate production and operation. Under the guidance of the HSSE management system framework, Sinopec Corp. has strengthened the identification and prevention of safety risks, actively carried out the rectification of major safety hazards, and developed an emergency management system, to provide safety assurance for the sustainable development of the Company.
4.1 Safety Management System
Sinopec Corp. strictly builds a strong safety defence line, considers safety to be a critical aspect of its operations, and is committed to developing a first-class corporate safety management system. By continuously promoting and improving the development of the HSSE management system, Sinopec Corp. consistently optimises its safety management and performanzce, so as to create a healthy, safe, environmentally friendly, and comfortable working environment for employees.
4.1.1 HSE Management System
The HSE management approach system formulated and implemented by Sinopec Corp. includes five key components with 30 factors covering occupational health, production safety, security, and environmental protection. The system is centred account effective risk management and follows the PDCA mode of “plan, do, check and act”, Sinopec Corp. integrates the closed-loop management of risks into the entire production and operation process, to achieve the whole process systematic management and control of risks.
Target	Zero casualty, zero pollution, zero accident
Guidelines	Organisation leads, and all employees participate; manage and control risks, and strength the fundamentals
Concepts	Safety first, environmental protection foremost, ensure physical and mental health of employees, and strict, detailed, effective and consistent implementation

Impotent Practices of HSE Management System in 2021
Improved System Guidance
•        Revised and issued the HSE Management System Manual of Sinopec to provide basis and guidance for the Company and relevant business units to establish and implement HSE system, provide strict safety standards for the production and operation activities of all managers and employees, and clarify the fundamental policies to promote the systematic, standardised and scientific management of HSE issues.

Carried Out Systematic Audit
•        Improved internal audit quality and promoted compliance audit, with focuses on the suitability, adequacy, and effectiveness of the corporate system regarding risk identification and control, laws and regulations identification, contractor management, change management, etc.

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•        Improved internal audit rules, improved audit standards and methods, established an auditor expert database, and carried out a system-wide comprehensive risk factor audit and special audits for specific key factors, laying a solid foundation for implementing the HSE accountability system and improving the intrinsic safety and environmental protection of the Company.

Improved Safety Performance
•        Set up nine professional sub-committees at the Headquarters level, and integrated systematic requirements into production, operation and professional management, establishing a systematic operation mechanism.
•        The HSE Committee held monthly and quarterly meetings to fully summarise and analyse key HSE tasks and arrange for the implementation of key items, ensuring the effective operation of the HSE management system.
•        Implemented the requirements of "paying close attention to sub-committees and professional management in place", established a dynamic monitoring mechanism for the systemic factor performance indicators covering all levels, built an HSE management system information platform to monitor the real-time operation of the system.

Strengthened Professional Capabilities
•        Improved and optimised the quantitative evaluation criteria for management staff on HSE management capabilities, required newly appointed top management staff at all subsidiaries to debrief on their HSE performance and complete the HSE management capabilities evaluation, and started piloting the requirement for newly appointed management staff overseeing HSE management to debrief on their performance.
•        Integrated matrix management into the whole operation process of HSE management system, ensured all key HSE personnel had the required training and certification, established and optimised assessment mechanism, so as to realise the integrated management of safety, business and key factors, and improve the safety awareness and safety management capabilities of employees.

4.1.2 Safety Risk Identification and Mitigation
Sinopec Corp. continues to optimise its safety risk identification mechanism, identifying and assessing safety risks through a two-way cycle mode that operates both "bottom-up" and "top-down" to eliminating safety vulnerabilities. Sinopec Corp. has established a dual prevention mechanism of hierarchical management and control of safety risks and troubleshooting of safety hazards and continued to promote the use of risk assessment management platform to achieve the systematic, regular, standardised, and informationalised identification and assessment of risks.

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Strengthened Risk Identification, Prevention and Control
•        Organised top-down comprehensive safety risk identification and assessment annually, and compiled safety risk identification list for each level. Subsidiaries reported risk assessment results along the management chain of command, and the reported safety risk lists were optimised to generate a list of major risks requiring special attention for the Company.
•        Standardised risk lists using the self-developed quantitative integrated Petrochemical HSE Assessment & Management System (PHAMS) , integrating risks identified through various methods into the risk library in standardised format, to achieve the quantitative management of risks and ensure the dynamic monitoring of risk scores.
•        Developed and put in use risk checklists (RC-sheet) for main devices, facilities, and stations, providing grass-roots employees with the tool to achieve more comprehensive risk identification, and produce more accurate basic data for risk downgrading and mitigation.

Carried Out Screening and Rectification of Key Safety Hazards
•        Implemented the Production Safety Law and strengthened the identification and rectification of major safety hazards to ensure strict compliance. Implemented the "Green Channel" mechanism to speed up project approval while ensuring the timely rectification of safety hazards.
•        Carried out special rectification campaigns of large oil and gas storage bases to rectify safety hazards, and safety risk assessment of outdated refining and chemical facilities to speed up their upgrading.

Strengthened Early Warning for Safety Risks and Hazards
•        Used information management platform to manage accidents, incidents, irregularities, developed risk control measures based on past irregularities and accidents, and issued early warning in real-time.
•        Collected and added typical cases both home and abroad to database with analysis for group-wide sharing; produced accident and incident prevention training videos for special operations, and strengthened safety education and safety awareness among all employees.

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Strengthened Safety Supervision
•        Set up a safety supervision team, working under the direction of the safety director and the safety supervision department to implement comprehensive and full-time safety supervision for the production, operation, and construction sites of the Company, issuing weekly safety supervision updates and monthly special analysis of supervision issues, and ensuring the following-up and rectification of problems found.

4.2 Production Safety
Sinopec Corp. attaches great importance to production safety, strictly abides by and implements laws and regulations such as the Production Safety Law Interim Measures for the Investigation and Treatment of Hidden Dangers of Production Safety Accidents, Implementation Guidelines for The Investigation and Treatment of Hidden Dangers of Hazardous Chemical Companies, and has formulated rules and regulations such as the Management Regulations on The Dual Prevention Mechanism of Hierarchical Management and Control of Production Safety Risks Investigation and Treatment of Hidden Dangers of Sinopec, to strengthen safety risk management and the identification and prevention of safety hazards, and prevent and avoid production safety accidents from happening.
Strengthened Safety Hazard screening and Rectification
•        Organised the self-inspection and in-depth evaluation of the large oil and gas storage bases, cooperated with the Ministry of Emergency Management(MEM) to carry out supervision and inspection, and required timely rectification of problems identified.
•        Conducted a statistical analysis of leakage accidents in refining and chemical enterprises in recent five years and released the report as a special safety briefing in 2021.
•        Conducted centralised screening and rectification of safety hazards, covering Tank Farm (oil depot) and production devices, emergency fire-fighting, electrical, leakage prevention, monitoring, instrumentation, security and anti-terrorism, loading and unloading of hazardous chemicals, occupational health, etc.

Strengthened Process Supervision
•        Carried out third-party safety management audits, piloted third-party evaluation on safety management capabilities and due diligence of leaders of key subsidiaries, and carried out safety supervision on the construction sites of key engineering construction projects and major overhaul projects.
•        Strengthened the management of production information irregularities, built a accidents, incidents, irregularities information platform that integrated information irregularities, such as fire alarm handling and major hazard source monitoring, to trace and analyse the sources for "small irregularities, small fluctuations and small incidents" in the production process, and optimised the information sharing mechanism of production irregularities.
•        Organised special safety supervision and rectification "revisits" for key subsidiaries, carried out third-party safety diagnosis and technical services for offshore platforms, and carried out safety audits for coal mines and organised experts to carry out special supervision on safe production in mines.

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Included Production Safety Performance as Indicators in Renumeration Assessment
•        Organised all departments and BUs to conduct annual safety performance evaluation of subsidiaries, rewarding outstanding units, management staff and front-line employees with commendations and bonuses.

4.3 Contractor Safety
Sinopec Corp. focuses on increasing contractors' safety skills, safety awareness, and business subcontracting management, and encourages contractors to improve their safety management capabilities to prevent safety accidents from happening.
In 2021, Sinopec Corp. revised its contractors management measures thoroughly, comprehensively promoted the review of contractors' QHSE systems, actively explored the management mode of contractors' self-discipline and self-improvement model, strictly required related training and certification for key personnel of contractors, and gradually built a strategic contractor pool.
Contractor Safety Qualification Review
•        Subcontractors of contractors shall be managed the same as the contractors, and the Company holds the contractors accountable for their subcontractors, who can be shortlisted only after passing the safety qualification and professional qualification review for contractors (including carriers and technical service providers).
•        The Company holds the contractors to take the primary accountability and requires the comprehensive audits of the QHSE systems of contractors and their subcontractors, and has strengthened the system compliance audits of contractors, subcontractors, and maintenance providers.

Contractor Safety Training
•        Provides safety training for all onsite contractor personnel and issues entry badges only to those passed examination. Carried out contractor management capability and practical operation training during the year, training more than 32,8000 contractor personnel.

Contractor Safety Supervision
•        Strictly enforced the qualification requirements and inspections for on-site machinery, equipment and personnel of contractors, including the prohibition on the general contractor’s subcontracting of main project components, re-subcontracting of subcontracted projects, and illegal subcontracting, and the requirement that contractors' machinery and equipment had to pass inspections by qualified personnel and have proper indication could be allowed onsite.
•        Strictly required the training and certification for key contractor personnel, and verified the validity of the special operation certifications and licences of the contractor's special operation personnel and special equipment operators; required subsidiaries to monitor their contractor's on-site operations, keep proper records, and provide feedback to the contractors of the results.
•        Adopted the use of digital work order and implemented standardised procedures for on-site safety condition verification and on-site issuance of work permits.

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Contractor Safety Assessment and Evaluation
•        Conducted quantitative assessment of contractors and contractor personnel, with assessment scores linked to performance reviews, rewards and penalties, and amount of work to do.
•        Established a contractor blacklist system and shared internally the list of prohibited contractors.
•        Required all contractors to submit annual safety performance report with supporting materials, covering their safety performance, organisational and personnel changes, safety management, and safety technical measures.

There were three incidents of contractor safety accidents occurred in 2021. The Company thoroughly analysed the causes of accidents, required its contractors to strengthen their on-site safety management and management of key personnel, and seriously dealt with violations with a "zero tolerance" principle.
Indicator	2019	2020	2021	2022 Target
Proportion of contractors passing occupational health and safety management system certification (%)	100	100	100	100
4.4 Logistics Safety
Sinopec Corp. is well aware that logistics is a critical link in production and sales processes, as well as an important factor in ensuring the effective operation of the Company. In 2021, the Company continued to strengthen HSSE management of its logistics service providers, requiring its carriers to improve their management capabilities.
Identified Logistics Safety Risks
Continuously strengthened the HSSE management of logistics service providers, updated HSSE risk list annually, and identified logistics safety risks in nine categories, including the safety management risk of the direct operation of contractors, the operation risk of self-owned warehouse and wharf and the risk of tank leakage, the risk of highway and waterway shipping of hazardous chemicals, and the risk of self-delivery, etc.

Strengthened Accountabilities of Logistics Service Providers
Set technical standards and requirements for road transportation vehicles of logistics service providers, and required logistics service providers to fulfil their safety and environmental protection responsibilities; carried out certification inspection of hazardous chemicals vehicles, and made sure that hazardous chemical carriers had sound emergency plans.

Optimised Emergency Support System
Improved the emergency support mechanism, developed a work plan for resource sharing for emergency response materials, streamlined logistics distribution arrangement, systematically optimised the material support for emergency response, so as to achieve effective, rapid, and accurate allocation of emergency supplies.

Strengthened Safety Management of Hazardous Chemicals Transportation
Strengthened the safety control of the entire chain of hazardous chemical transportation safety management, developed a hazardous chemical transportation supervision information platform with hierarchical early warning and closed-loop management, and provided special trainings on hazardous chemical transportation safety management system for 86 subsidiaries who were the key users of such services during the year.

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Improved Logistics Efficiency and Convenience
EPEC launched a logistics cloud platform, allowing transparent, efficient, and traceable transactions with full-process traceability of logistic information from order handling, distribution, storage, to delivery through the comprehensive integration of logistics information with purchase order and logistics business process. As of the end of 2021, there were 1,231 logistics service providers had registered on the platform.

4.5 Information Security
In strict compliance with network security, data security, and personal information related laws and regulations, the Company has developed a network security management policy and standard system centred on Sinopec Network Security Management Measures, with the issuing of management measures such as Sinopec Network Security Level Protection Management Measure, Sinopec Network Security and Informatization Assessment Regulation, Sinopec Information Security Notification Management Regulation, as well as technical specifications such as User Management and Identity Authentication, Network Equipment Security Baseline and Internet Application Security Protection.
The Company has established a Network Security and Informatisation Leading Group to lead the centralised coordination of network security efforts, review medium and long-term network security plan, annual plan, and key work, guide, coordinate, supervise and inspect the network security work of business units, and ensure the implementation of various network security tasks and responsibilities. The Company has also established a corporate network security evaluation system, with evaluation results directly related to the performance evaluation of Sinopec subsidiaries. In 2021, the Company had no instance of major network security incidents.
Key Protection Measures for Network and Data Security
•        Network security risk management: Focused on project initiation, launch, and completion review of new projects and required network security as a must, continuously monitored the security risks in existing information systems and rectified security vulnerabilities in information system.
•        Compliance review of data security management system: Included data security indicators in corporate network security evaluation and assessment to ensure data security compliance, and review the effectiveness of data security protection at system launch and acceptance stages.
•        Monitoring and coping with network attack risk: Achieved accurate, automatic blocking and automatic unblocking of internet attacks with SOPs based on SOAR technology.
•        Internal and external security audit: Conducted annual self-reviews and network security inspections and quarterly internal audits on ordinary IT controls; curried out third-party three-level system evaluation annually and general IT control audit twice a year.
•        Penetration test: Sinopec Security Response Centre (SSRC) carried out penetration tests on centralised, Internet application systems and newly-built information systems, identified security risks and conducted timely rectifications, and tested its threat detection capabilities, achieving better protection of network security of the Company.
•        Network security notification and emergency support mechanism: Provided regular disclosure on network security trends and various safety rectification, continuously tracked and revisited the rectified security risks to achieve closed-loop management. SSRC dynamically monitored the Company’s network, actively identified security hazards and vulnerabilities, analysed network attacks in real-time, and promptly responded to the threats of network irregularities.

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4.6 Security
Adhering to the overseas security concept of "people-oriented, prevention first and safe development", Sinopec Corp. continued to optimise its overseas security management system and operation mechanism, and strengthen risk assessment and control, risk prevention and assurance, emergency response and relief under the severe and complex overseas environment and the pandemic. The Company maintained the "zero death" overseas security performance for 14 consecutive years. In 2021, the online security assessment rate and pass rate of the Company reached 100%.

Actions in 2021:
•      Revised three system policies, including Sinopec Overseas Security Management Measures, Sinopec Special Emergency Plan for Overseas Security Incidents and The Regulations on the Management of Physical and Mental Health of Overseas Employees.
•      Published two issues of Overseas Security Risk Assessment Report, and organise relevant business units to carry out online assessment of overseas security risks, with an online assessment rate and pass rate of 100%..
•      Published 126 issues of various publications on risk tracking, risk alert and online situation analysis, such as the Annual Information Report on Country Risk (2020) and Country Risk Alert.
•      Organise 78 overseas security trainings in 2021, training 1,447 employees in total.
•      There was no clustering infection of Covid-19 at overseas project sites, and the Covid-19 vaccination rate of overseas employees holding Chinese passports reached 97.37%.

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5. Respecting Human Rights and Cultivating Talent
Sinopec Corp. is committed to building a talent team to be future leaders through a talent-driven development strategy. The Company fully implements the principle of respecting and protecting human rights in the whole process of human resources management, actively encourages employees to participate in the Company's business decision-making, protects the legitimate rights and interests of employees, and fully respects their rights to express their ideas and participate corporate affairs. As part of its ongoing efforts to strengthen occupational health management, the Company strives to create a workplace conducive to physical and mental health for employees. It keeps providing support and assistance for employees in need and tries its best to solve the practical difficulties encountered by them in life. In addition, the Company consistently optimises its human resources layout and the talent cultivation mechanism, and strives to grow together with employees and enable them to realise their own values through competitive incentive mechanisms, sound training programmes, and smooth career development channels.
5.1 Respecting and Protecting Human Rights
Sinopec Corp. has adopted the laws and regulations related to human rights protection, the National Human Rights Action Plan and international human rights conventions as the basic principles and references for its own human rights management practices, and refrains from any disregard and trampling of human rights. We strictly abide by China’s Regulation on Prohibiting the Use of Child Labour and relevant laws and regulations in overseas markets where we operate to prohibit the use of child labour. We respect the employees’ right of personal freedom and the right to take leave, and prohibit the use of forced labour. We respect the rights and interests of female employees and ethnic minority employees, and strictly prohibit any form of discrimination, such as due to gender, ethnicity, religion and nationality. The Company’s human rights requirements are fully applicable to Sinopec’s employees, contractors and suppliers. In 2021, there were no incidents of child labour or forced labour.
In addition, the Company respects and protects the rights and interests of employees, contractors and suppliers as well as occupational health and safety in accordance with the requirements of the Labour Law of the People’s Republic of China, the rules on the workplace as well as other laws and regulations to build stable and orderly harmonious labour relations.
5.1.1 Protecting Labour Rights
Sinopec Corp. strictly abides by laws and regulations, such as the Labour Law of the People's Republic of China, the Labour Contract Law of the People's Republic of China, and the Trade Union Law of the People's Republic of China, follows international conventions such as the International Covenant on Economic, Social and Cultural Rights, the Convention on the Elimination of Employment and Occupational Discrimination and the National Human Rights Action Plan as important references, and upholds the principles of equal consultation and harmonious collaboration during daily operations, ensuring proper protection of employees' rights and interests and decent work for all employees.
The Company follows the principles of "equality, voluntariness and consensus" and signs written labour contracts with employees, which specifies the content and location of work, working hours and rules for leaves and vacations, remuneration, labour protection, occupational hazard protection and other terms in accordance with relevant laws and regulations. In addition, the Company has formulated a supporting labour management system for employees to ensure that labour contracts are strictly fulfilled and employees' rights and interests are properly protected.

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In 2021, all the directly affiliated units of the Company actively organised collective negotiations. Articles of the collective contracts and special contracts were collectively negotiated within human resources and other administrative departments based on extensive solicitation of opinions from employee representatives, then voted and approved by the employee representative conference before the official signing of the contacts between labour union representatives and management representatives, ensuring that the contracts truly reflect the needs of employees and protect their rights and interests. In addition, the Working Committee of the labour union of the Company formulated and issued the Notice on Strengthening Democratic Management in the Three-Year Action to Deepen Reform, which stipulates that major matters involving the vital interests of employees must be deliberated and passed by the Workers Congress, and that the employee representative conference mechanism shall be established group-wide as the main channel for strengthening democratic supervision by employees.
5.1.2 Diversity and Equal Opportunity
Sinopec Corp. is committed to building a diverse and equal opportunity workplace, actively recruiting female, overseas and ethnic minority employees to increase workforce diversity, and providing equal opportunities and environment for all employees, providing them with an encouraging and supportive workplace to support their personal growth and career development.
The Company upholds the principle of gender equality, and ensures that female employees enjoy equal labour rights and social security benefits as their male counterparts. The Company also strictly implements the policies regarding female employees' pregnancy and maternity leaves, nursing breaks, and regular physical examinations. In addition, the Company has established a Female Workers Committee of the labour union to provide special protection for female employees. To effectively protect the rights and interests of female employees from the source, the Company requires all labour contracts and collective contracts to contain provisions for protecting the rights of female employees in order to be valid and effective. Regarding its operation, the Company attaches importance to and strengthens the supervision and inspection of labour safety and health of female employees in the production process, and continuously improves their work environments and conditions.
5.1.3 Employee Communication and Participation
Sinopec Corp. has established and consistently optimises the employee representative conference mechanism, encouraging employees to fully participate in the democratic management of the enterprise and actively contribute their wisdom and strength to the Company. In 2021, the Company held a total of 176 group-wide employee representative conferences and received more than 7,700 proposals from employee representatives on production safety, environmental protection, corporate management, production and operation, salary and benefits, and employee training, of which 3,432 were shortlisted for further review. The Company further optimized the working mechanism of closed-loop feedback for handling employee proposals, with 99.7% of the proposals handled with results. For the proposals not shortlisted, the Company would provide a timely written feedback to their submitters in explanation.
The Working Committee of the labour union of the Company actively explores ways to optimise employee complaint handling mechanism, so as to "solve minor complaints and boost synergy" and ensure that "solving minor complaints in workshops and general complaints in secondary units, and solving major complaints with the supervision of employee representative conference" with a tiered closed-loop handling mechanism including collection, processing, solving and feedback. In 2021, labour union organisations at all levels further implemented the long-term mechanism of paying visits to employees to solve practical issues for them, with a total of 17,000 problems identified through employee visits, of which 16,000 were solved. In addition, the labour union has also established contract persons at the grassroots level and regularly organises employee representatives to conduct inspections and surveys to understand the demand of front-line employees and help them solve difficulties in a timely manner.

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5.2 Occupational Health
Sinopec Corp. strictly abides by the Safety Production Law of the People's Republic of China, the Occupational Diseases Prevention and Control Law of the People's Republic of China, and other relevant laws and regulations, ensures the comprehensive prevention and control of occupational diseases, actively manages employee health by integrating big health concepts with HSE management. The Company keeps deepening its mental health care for employees by comprehensively strengthening EAP programmes to provide employees in need with psychological assistance and counselling, ensuring that all employees can work and live healthily, both physically and mentally.
5.2.1 Management of Hazard Risks for Occupational Diseases
The identification, prevention and control of occupational disease hazards is an important module of the Company's HSE management. In 2021, the Company strengthened and refined its efforts the accountability system in this regard in order to strictly control occupational health risks and prevent their occurrences, putting forward the "100% in four areas" targets for health management, namely "100% detection of occupational disease hazards, 100% effective prevention and control, 100% coverage of occupational health examinations, and 100% intervention of high-risk personnel". The Company issued the Notice on Further Strengthening and Standardising Occupational Health Management to continuously strengthen the identification of occupational hazard risks and standardise the detection and monitoring of hazard factors, in addition to the efforts in the improvement of the working environment and better maintenance of equipment and facilities that are related to occupational diseases and emergency rescue. The Company clarified the management requirements for controlling serious occupational hazards in production operations, and standardized the monitoring of occupational health and the management of reporting on irregularities. The Company also attaches great importance to employees' labour protection, and has made new progress in developing protection standards and protective gears and equipment.
Upholding the concept that "exceeding requirements means hazards", the Company continuously strengthened the rectification of incidents of non-compliance with requirements through measures such as regularly following-up of rectification results, experience sharing from pilot enterprises, and the promotion of advanced management techniques and measures by producing training materials and online video lectures. The Company carried out a special study on the control of excessive noise, formulated the Guidance on the Management of Noise Hazards in Petrochemical Enterprises to strengthen the identification, analysis and assessment of noise hazards, and implemented the pilot research on noise control in chemical fibre device and petroleum engineering enterprises.
5.2.2 Management of Employees’ Occupational Health
The Company actively facilitates the development of the employee health management system, requiring all department and management units to give priority to ensure employee health, as well as requiring all employees to take the primary responsibility to protect their own health. The Company has set up an Occupational Health Subcommittee under the HSE Committee to take the lead in coordinating the management of employee health. It also clearly defined the responsibility for health management in the HSE responsibility system for headquarters departments. In addition, the Company has listed "100% coverage of occupational health examinations, and 100% intervention of high-risk personnel" as key performance indicators for production safety.
In 2021, the Company carried out a series of occupational disease control and occupational health management activities, such as quality inspections of labour protection gears, video trainings on occupational health training, the Occupational Diseases Prevention and Control Law awareness week, and the Occupational Health Master event, etc. Through these events, the health awareness of all employees was further heightened, and the number of non-production deaths continued to decline. The Company also organised training courses for occupational health

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management personnel for deputy directors overseeing HSE management and division heads for occupational health of subsidiaries, covering laws, regulations and policy requirements on occupational disease prevention and control, occupational health caring, occupational disease management, management of individual protective gears, detection and daily monitoring of occupational disease hazards, and application of ventilation and noise reduction technologies, etc. In addition, the Company comprehensively upgraded its health management measures, and strengthened the screening and other intervention measures for personnel at high health hazard exposures.
Regarding the prevention and control of Covid-19, the Company has established an Epidemic Prevention and Control Leading Group and an Epidemic Prevention and Control Leading Office, and strictly enforced epidemic prevention and control measures in an all-round way both home and abroad. The Company also strove to provide a safe and secure working environment for employees through measures such as flexible arrangements for working, business travel and vacations, prioritising video conferencing and telecommuting, and well-organised epidemic prevention measures, including home observation, isolation, and nucleic acid testing. In 2021, there was no incident of Covid-19 infection in the Company.
【Case】Comprehensive Upgrade of Health Management
The Company organised a health screening to identify high-risk health personnel, which included those suffering from Level-III high blood pressure, stroke, peripheral artery disease, coronary heart disease, pulmonary heart disease and other cardiovascular and cerebrovascular diseases, kidney disease, etc., as well as those with a body mass index (BMI) over 30, and those with other occupation prohibitions. The Company also established health files and personalised health intervention measures based on screening results. In addition, the Company actively promoted the pilot project of group health management and explored new management approaches, and upgraded medical first-aid facilities and equipment for groups with high health risks, including developing and issuing technical specifications for the procurement of automatic external defibrillators (AEDs), installing AEDs other emergency rescue equipment in workplace, promoting video training on CPR and AED use, and sharing successful treatment cases and experiences, so as to enhance its first-aid protection capability for groups with high health risk.

5.2.3 Care for Employees’ Mental Health
Mental health is an important factor for ensuring employees' safety and health. The Company continued to explore operating modes of the Employee Assistance Programmes (EAP) and formally established the Sinopec Mental Health (EAP) Working Committee in 2020. In 2021, the Company further strengthened EAP management and expanded the coverage of EAP service, allowing more employees and their family members, including those overseas, to have psychological counselling support.
EAP Management Enhanced in All Aspects
Strengthened policy system
Incorporated EAP work into the Company's HSE management system to promote the systematic, institutionalised and standardized development of EAP programmes; and formulated policies such as Guidance on Vigorously Implementing the Employee Assistance Programme (EAP) and Opinions for Improving Overseas EAP Work.

Cultivated core EAP team
Provided EAP trainings for grass-root CPC secretaries and cultivated core EAP personnel from safety management, overseas operation, discipline supervision, whistleblowing and compliant handling personnel, with a total of 1,335 participants trained.

Strengthened service platform
Expanded the coverage of Sinopec Heart Happiness Counselling Platform to provide employees and their family members both home and abroad with oneon- one counselling; continued to provide psychological assistance to employees posted overseas via the "24-

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hour Employee Psychological Hotline" and the "Dedicated Overseas Employee Psychology Hotline"; held online EAP "cloud" lectures to help employees learn how to make psychological adjustment; carried out "Heart Happiness Express" EAP Visits to serve frontline subsidiaries and employees in need. In 2021, Sinopec Heart Happiness Counselling Platform provided 8,565 counselling sessions to employees, and the Heart Happiness Express was hailed as "the beloved train of happiness" by the subsidiaries.

Integrated EAP into safety management	Continuously held training courses on EAP and safety psychology, safety management, and EAP for overseas personnel, to improve the intrinsic safety awareness of employees.
Supported epidemic prevention and control
Compiled and issued psychological health manuals groupwide, such as The Psychological War against the Epidemic and Psychological Adaptation and Reconstruction, to share scientific knowledge of epidemic prevention; and opened psychological hotlines, organised psychological surveys and held online live classes for employees in key regions, overseas employees and other key employee groups during the pandemic to help employees maintain peace of mind.

5.3 Talent Growth
Talent is the cornerstone of enterprise development and one of its core competitiveness. Sinopec Corp. attaches great importance to human capital management, keeps implementing the talent-driven growth strategy, and strives to grow together with employees.
5.3.1 Human Resources Risk Management
Sinopec Corp. attaches great importance to contain the risk of talent loss. The Company systematically and comprehensively monitored the talent loss data in recent years to identify the patterns and root causes, and adopted a series measures to prevent and control the risk of talent loss, including providing greater room for growth, more targeted and effective incentives, the cultivation of a more supportive talent ecology with the implementation of its talent-driven strategy.
The Company formulated Sinopec Medium and Long-term Talent Development Plan in the 14th Five-Year Plan Period, and continuously optimised the cultivation mechanism and innovation environment for technological talent, focusing on high-end talent, development channels, and incentive mechanism. The Company has implemented the training plan for strategic scientists and the "Future Scientists" training plan, improved the assessment and incentive measures, and issued Opinions on Strengthening the Incentive and Supporting Mechanism for Scientific and Technological Innovation. In 2021, a number of outstanding talents of the Company won national honorary titles, including two newly elected Academicians of the Chinese Academy of Engineering, a winner of the Li Siguang Geoscience Field Award, a winner of the Chinese Skills Award, and four winners of the National Technician title. The Company also honoured a total of 80 outstanding experts, 100 winners of the Min Enze Young Scientific and Technological Talents Award, and 20 outstanding Sinopec Craftsmen.
In 2021, the Company formulated the Interim Measures on Tenure System and Contractual Management for Managers of Sinopec Directly Subordinate Enterprises and five other institutional documents to improve the selection and recruitment procedures of professional managers; formulated Sinopec Guidance on Medium and Long-term Incentives and the supporting rules, and promoted their implementation at different levels in subsidiaries, achieving remarkable results in the development of a market-oriented employment mechanism.
5.3.2 Recruitment and Talent Loss

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The Company implements a differentiated talent attraction strategy, and has built three-dimensional talent attraction channels in addition to a more open and flexible talent attraction mechanism. Focusing on the strategic objectives of enterprise development and the needs for advancing key technologies, the Company sticks to the approach of targeted talent attraction focusing on high-level talent from home and abroad through the national high-level talent attraction programme and Sinopec's "Double Hundred Plan". For talents in urgent needs and shortages, the Company resorts to job market to attract mature professional talents. For its strategic talent reserve, the Company focuses its efforts on attracting outstanding college graduates.
Through a series of positive talent retention and utilisation initiatives, the Company's employee turnover rate has shown a continuous downward trend in recent years, and the brain drain problem has been gradually reversed. In 2021, the Company's employee turnover rate was 0.64%, down by 0.05 percentage points year-on-year.
5.3.3 Salary and Benefits
The Company keeps improving the employee compensation and welfare system, and pays social insurance and housing fund in full and on time in accordance with the relevant national and local policies and regulations for pension, medical care, work injury, maternity, unemployment, etc. It has established a company-wide corporate annuity system and organised its subsidiaries to establish a supplementary medical insurance mechanism according to their own conditions. It strictly implements policies and regulations related to employee welfare including maternity leave, parental leave and other issues. In terms of salary allocation, the Company implements a parallel incentive policy of salary-based and non-salary-based incentives, and has constructed a multi-dimensional salary system, including position (basic) salary, performance bonus, and medium and long-term incentive, based on the position, competence and performance of employees.
5.4 Employee Training and Growth
The Company keeps improving the high-quality education and training system for employees, consistently optimises key training programmes for management staff, technical and professional personnel, and overseas talent. The Company also actively promotes the digital transformation of its training system. In 2021, the Company organised a total of 94 training sessions under 46 key programme with a participation of 5,122 people person-times.
5.4.1 Employee Training
The Company keeps improving the high-quality education and training system for staff, consistently optimizes key training programs for managers at all levels, for technical and skilled personnel, and for international talents, and it actively promotes the digital transformation of training. In 2021, the Company organized a total of 94 training sessions under 46 key programs, participated by 5,122 people.
Systematic Training for Management Staff
Optimised the progressive and systematic training system for management staff at different levels to help them improve their skills and support the management succession needs of the Company in the next five year, including eight levels in total, namely, the Political Advancement Course for subsidiary leaders, the First, Second and Third Trainings for Young and Middle-aged Management Staff, the First, Second Trainings for Young Management Staff, Political Rotation Training for Young Employees, and New Employee Orientation Training.

Practical Training for Technical and Professional Personnel
Focusing on building a technical and professional personnel team with profound expertise, superb technology and proficient business performance, the Company carried out a series of progressive training along the path of "improving comprehensive quality - strengthening professional capabilities – enhancing interdisciplinary competence – enhancing innovation capabilities";

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centring around the transformation and development of the Company, we held seminars on the development of the industrial chain of hydrogen energy, "carbon peaking" and "carbon neutrality" targets, etc., with a total of 599 employees trained; following the strategy of "encouraging regular professional talent to grow, enabling advanced professional talents to expand expertise, and promoting top professional talents to become masters", the Company vigorously carried out skill-upgrading programmes; The Company also directed its subsidiaries to strengthen safety training, on-the-job training, and training on basic skill, and training on emergency skills.

Enhanced Training for Overseas Talent
The Company explored and developed a matrix training model for overseas talent, including leadership talent, key professional talent and reserve talent for its overseas operations. In 2021, the Company organised trainings for overseas project managers, overseas trade managers, overseas finance managers, and overseas oil refining and chemical talent, with a total of 499 employees trained. The Company also selected 300 employees based on their specialities and capabilities as talent reserve for overseas operations, and provided them with relevant training.

Digital Transformation of Training System
The Company further promoted application of Sinopec Online Academy, launched the platform management digitalisation programme, and promoted the online implementation of training plans and the full-cycle management of training projects. In 2021, the Company's online training participation reached 6.152 million person-times, with a total training time of 51.43 million hours.

The Company continued to promote the reform of professional title evaluation and vocational skill level recognition, revised Sinopec Regulations for Professional Title Evaluation, Sinopec Regulations for Vocational Skill Level Recognition and other supporting policies; implemented the Skill Enhancement Program, Skill Competition Program and Skill Innovation Program to explore new modes of business competition and promote the shift of competition subject from elites to all staff, so as to motivate all employees to achieve better personal growth. In 2021, the Company declared and hosted 3 class-two national level competitions, 4 classone competitions and 6 class-two competitions at the group company level; and it completed evaluation of senior titles of 308 persons (at the professor level) and 961 senior technicians. In addition, the Company built a joint training model for talents in schools and enterprises, pushed forward the joint training programs with universities, which also actively promoted diversified training approached.
5.4.2 Career Development
In order to promote the cultivation of various talents, the Company revised and improved Sinopec Expert Management Measures and Sinopec Measures for the Selection and Management of Senior Skill Positions, and continued to push ahead the construction of talent growth channels and improved the vertical and horizontal development mechanism of talents. In terms of vertical promotion, we continued to raise the "ceiling" for the growth of talents, expanded the fields of expert positions, raised the expert level and set up more positions. In terms of horizontal development, we broke down the barriers of horizontal development across professional sequences, promoted the cross-transferring of positions among the three sequences, and formulated the policy for mutual recognition of professional skill levels and corresponding titles. In 2021, the Company selected and hired three Chief Scientists for the first time, in addition to ten Chief Experts, 71 Senior Experts and 49 top Skilled Professionals.
5.4.3 Performance Appraisal
An effective performance appraisal mechanism plays an important role in motivating employee growth and improving the overall efficiency of the Company. Sinopec Corp. implements annual performance appraisal for the

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leadership team of various units (departments). At the beginning of each year, the Company organises these personnel to sign an annual performance appraisal responsibility commitment to specifies the performance indicators and targets; in the next March, their performance is evaluated mainly in such aspects as the performance indicators, professional indicators, key tasks and other binding indicators. In terms of medium- and long-term incentives, the Company conducts performance appraisal for management staff on an annual basis, drafting the commitment letter for management staff specifying the relevant performance appraisal responsibilities in accordance with their employment status and work division. Appraisal indicators, targets and weights are set in accordance with the overall performance at the Company and the business they oversee, and calculated in strict accordance with how they are completed to produce their final appraisal scores and results. The annual remuneration of management staff is tied to their performance appraisal results.
In 2021, the Company included key ESG indicators as binding indicators into the annual performance assessment for leadership team of business units and subsidiaries, including indicators on production safety, anti-corruption, energy conservation, environmental protection, response to climate change, quality management, and operational compliance, etc. Among them, production safety indicators include but are not limited to penalties for safety violations, contractor safety, etc.; energy conservation, environmental protection and response to climate change indicators include but are not limited to greenhouse gas emissions, pollutant discharges and emissions, energy efficiency management, penalties for environmental violations, etc. Management staff who have failed to meet the appraisal targets will have their comprehensive appraisal score deducted accordingly. In case of particularly significant safety, environmental and quality accidents or incidents, the comprehensive appraisal results will be directly reduced to "unqualified". In addition, the Company has linked the annual performance bonus of the leadership team to their appraisal result on response to climate change. For each point deducted, a certain percentage of his/her annual performance bonus will be reduced accordingly, up to 20% of the total amount.
5.5 Employee Care
The Company carried out a group-wide survey on its employee support and assistance efforts, focusing on 40 units which were the main recipients of assistance. The survey investigated the detailed information on the employees in difficulties and their difficulties, and the sources and use of assistance funds. The Company also completed the allocation of assistance funds to subsidiaries with employees in particular difficult conditions. In 2021, the Company provided assistance, totalling RMB 176.8591 million assistance (including inkind assistance), for 116,867 people through labour unions at various levels. Its subsidiary Yanshan Petrochemical revised its Implementation Measures for Yanshan Petrochemical Assistance Fund, which expanded the scope of assistance to cover 30 serious diseases and increased the upper limit of assistance to RMB 200,000, so as to providing "meaningful support for those in real difficulties".

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6. Fulfilling Social Responsibility
6.1 Contributing to Social Philanthropy
Upholding the principle of common prosperity, the Company strives to promote social equity and establish a social contribution system to improve people's livelihood and well-being. Following years of development, the Company has established five significant areas of social commitment, with poverty reduction, social welfare, brand public welfare, serving the society, and environmental preservation at their core. The Company strives to improve people's lives, address their concerns, enhance their sense of happiness and benefit, and contribute to social development.
6.1.1 Supporting Rural Revitalization
In 2021, the Company issued the 14th Sinopec Five-Year Plan for Rural Revitalisation, formulated and implemented the Sinopec Implementation Plan for Education Support, and the Sinopec Implementation Plan for Rural Revitalisation through Product Consumption. Centring on the theme of "five revitalisations", the Company focused on three key fields of industry, education, and consumption. It accelerated the implementation of rural redevelopment by promoting poverty alleviation projects led or participated in by the Company at a high level. During the year, the Company dispatched 349 teams and 925 grassroots officers to villages to undertake the poverty alleviation tasks in eight counties and 610 villages. The Company invested and facilitated the distribution of RMB 581 million for poverty alleviation, trained 37,524 grassroots volunteers, and assisted in marketing RMB 949 million worth of products from targeted poverty areas, resulting in the six targeted counties' poverty alleviation indicators reaching new highs.
"One county, one chain" poverty alleviation through industrial development
In 2021, the Company gave full play to its advantages and put forward the "one county, one chain" poverty alleviation plan through industrial development to help poverty-stricken areas improve industrial quality, efficiency and market competitiveness, accelerate the upgrading of rural industries, build a high-quality agricultural industrial chain with a certain scale, and cultivate a number of brand products with market competitiveness.
Improving Quality and Efficiency of Development Based on Local Resource Endowments
•     Dongxiang County: Mobilised a total of 4,964 households from ten townships to plant 16,175 mu of quinoa, turned more than 200 mu of land into a breeding farm, built a 40-mu pilot farm in Bulenggou village, and extended the industrial chain towards seed production, further promoting crop production while ensuring seed supply.

Supporting Product Sales
•     Dongxiang County: Built the quinoa plantation with a total investment of RMB 135 million into a demonstration project of Sinopec's "One County, One Chain" development plan, and established a whole quinoa industrial chain of "cultivation, production, storage, marketing", making its maximum production capacity reaching 10,000 tonnes of processed quinoa per year.
•     Fenghuang County: Quadrupled sales of kiwi juice product with the Sinopec Poverty Alleviation Product label from Fenghuang County.

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Developing Industries with Synergy
•     Dongxiang County: Cultivated two deep-processing enterprises, helping the local Qianjin Agricultural and Animal Husbandry Technology Company sell RMB 14.77 million worth of quinoa yogurt, and helping Weibin Food Company sell RMB 2.4 million worth of traditional Chinese Zongzi, moon cake, beer and other products made from quinoa.
•     Yuepuhu County: Supported the development of cultural tourism projects, such as home stay in Dawakun desert scenic spot, Nang cultural industrial park and food court, Dawakun Hotel and the Grand Bazaar in Tieremu township, organically integrating Xinjiang's culture with tourism and realising the coordinated development of "food, accommodation, travel, tourism, shopping, and entertainment".

Poverty alleviation through education support for bright future
The Company invested RMB 300 million to construct over 300 schools, significantly enhancing basic education in the designated poverty support areas. With the strategic transformation from poverty alleviation to rural revitalisation, Sinopec Corp. maintained its support in focus, capital, and employee volunteers, and continued to support the high-quality development of education, providing students with a more conducive learning environment and educational resources.
In contrast to traditional donations for infrastructure and faculty development, Sinopec's education support is distinguished by systematic promotion and comprehensive implementation of programmes. The Company works to improve local education on three levels: campus, teachers, and students. It focuses on the two dimensions of hardware and software and gives fully play to the resources supplied by renowned universities and central state-owned enterprises in China. The Company applied an education support mechanism of "Assistance, Promotion, and Advancement" in Dongxiang County, donated 37,000 books to targeted schools, and customised winter uniforms for 579 students. In Yuepuhu County, 60 students and 23 classes were paired up with donors and received RMB 200,000 worth of stationery, sporting goods, desks, and chairs. In Yingshang County, various education support activities were conducted, including one-on-one student assistance, book donation, and teacher-in-residence. In addition, the Company also organised 42 primary school students from Dongxiang County and Bange County to take the "Ice and Snow of the Winter Olympic" special flight to Beijing to participate in the Beijing Winter Olympic Camp named "Lighting Up Hopes".
Poverty alleviation through product marketing for stable income growth
The Company innovated the working mode and produced the "Pure Land" products under the "Baoyuansheng" brand and introduced specialty products from Naqu, Tibet to market. Since the "Baoyuansheng" Cordyceps Sinensis entered the market in the second half of 2021, its had already registered RMB 28 million in sales. Moreover, the Company also encouraged trade unions, logistics, and other departments to purchase poverty alleviation goods, totalling RMB 409 million in procurement. Supported by the sales of rural revitalisation products and Easyjoy's famous specialty products, the total sales of poverty alleviation products reached RMB 631 million in 2021.
6.1.2 Expanding Public Welfare Activities
Sinopec Corp. seeks to fulfil its social responsibility by focusing on the objective of "refuelling for a better life", leveraging its commercial and resource advantages, implementing diverse public welfare and charity projects, and giving back to society. Adhering to the spirit of "dedication, fraternity, mutual-assistance, and progress", the Company encourages employees to participate in voluntary activities. It continues to carry out public welfare projects such as "Sinopec Lifeline Express", "Warm Stations Programme", "Sanitation Workers' Stations Programme", "Driver's Home Programme for Truck Drivers", and "Spring Bud Project for Young Girls" to offer love and warmth to society. From individuals to groups, enterprises to communities, and special events to everyday behaviours, Sinopec's volunteerism has developed into a distinct "Sinopec Culture" that is carefully understood and actively embraced by all employees.

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"Sinopec Lifeline Express" ——mobile ophthalmic hospital
The "Lifeline Express" is equipped with complete and advanced ophthalmic medical equipment. It is a mobile ophthalmic railway hospital specialised in charitable medical services and donated by enterprises in mainland China. In addition, it is also an important national project for blindness prevention and treatment. The "Lifeline Express" provides cataract patients in 18 provinces and 41 regions with free vision restoration surgery.
In 2021, "Lifeline Express" came to Henan Province, Qinghai Province and Shandong Province and cured 2,808 cataract patients.

"Warm Stations Programme" ——Helping home bound migrant workers
The "Warm Stations Programme" provides free refuelling services for people who drives back to hometown at Sinopec service stations. Moreover, the Company provided free goods and facilities such as hot porridge, ginger soup, access to rest rooms and nursery room, and epidemic prevention supplies for them, making their way home warmer.
In 2021, Sinopec Corp. continued to provide 238 "Warm Stations" in Guangdong, Guangxi, Hunan, Jiangxi and Guizhou, and delivered 10,000 free Chinese New Year goodie bags to the families of motorcyclists and truck drivers who remained in cities without going home during the holidays.

"Sanitation Workers' Stations Programme" ——Respecting and caring for sanitation workers
The "Sanitation Workers' Stations Programme" is integrated with the main business of Sinopec. Taking Sinopec service stations as the platform, the Company equipped the stations with air conditioning, microwave oven, thermos, locker, books and newspapers, Internet connection and other basic facilities to provide cooling, heating, water, hot meal, Internet access, newspaper-reading, rest areas and other services for sanitation workers.
During the winter of 2021, the Company provided tea, hot soybean milk, warm ginger tea, hand warmer, hand cream and other services for sanitation workers, builders, couriers and traffic police, providing a warm resting harbour for sanitation workers after work.

"Driver's home Programme for Truck Drivers" ——Providing warm services for drivers
Based on the needs of truck drivers, the Company began to build Driver's Homes by taking its advantage of the wide distribution of Sinopec service stations in 2019, offering accommodation, catering, laundry, and other services. The Driver's Home has become a warm, comfortable, and reassuring "Home on the Road" for many truck drivers.
In 2021, the company established 1,402 Driver's Homes, making the number increased by 2.44 times compared with last year. In addition, while providing the offline services through Driver's Homes, the Company also launched an online platform to provide truck drivers with more than 10 online services such as accurate navigation, vehicle insurance, and freight logistics platform sharing, offering all-round services for truck drivers.

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【Performance Highlights】
As of the end of 2021, the Company's volunteers had served a total of 951,600 people, with a service duration of 1,509,500 hours.
•        The "Sinopec Lifeline Express" project has donated more than RMB 178 million in 17 years, brought light and hope to more than 47,000 cataract patients in poverty from 39 regions of 18 provinces, and contributed to building 21 Sinopec cataract treatment centres.
•        The "Warm Station" has served over 4.2 million homebound migrant workers and nearly 50 million spring festival travellers, with over 45,000 volunteers.
•        The "Sanitation Workers' Stations Programme" has set up stations for sanitation workers in 2,617 Sinopec service stations across the country, with nearly 5,000 volunteers.
•        The Company has established 1,402 Drivers' Homes, serving more than 200,000 truck drivers per day and benefiting 3 million truck drivers.

6.2 Sustainable Value Chain
Sinopec Corp. continues to promote supply chain management, adheres to the values of safe, timely, green, and cost-effective procurement, and incorporates sustainability concepts into a compliant, green, and responsible procurement system. The Company has built a risk identification and management method covering supply resources, purchase price, etc., and released a series of supplier social and environmental risk prevention rules.
6.2.1 Supplier Management
The Company is committed to promoting the awareness and ability of suppliers to improve product quality and protect the environment by integrating environmental protection requirements in the process of the supplier qualification inspection. The Company carries out an assessment and evaluation of suppliers regarding environmental protection, resource conservation, and sustainable development and urges suppliers to continuously improve product quality and practice the concept of green development. Based on the existing management measures for green procurement, the Company formulated and issued the Sinopec Green Material Procurement Catalogue (2021 Edition) to promote the quality and efficiency of green procurement comprehensively. As of the end of 2021, 25,072 suppliers have passed the qualification inspection, an increase of 3,626 from the previous year.
Procurement Process
•        Process of bidding procurement: Suppliers who have passed the basic information inspection may respond to the Company's qualification or bidding announcements. The Company sends a corresponding material catalogue to suppliers that have passed the qualifying inspection or have won the bid.
•        Process of public price inquiry, joint negotiation, and other procurement methods: The Company's material procurement department seeks suppliers who can meet the Company's current requirements. The supplier can apply for qualification inspection, and its management department shall confirm the qualification information. The Company conducts on-site qualification inspections following current materials and approval process regulations and provides the material catalogue to qualified suppliers.

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Qualification Inspection
•        On-site inspection: The Company is continually revising and improving the requirements for on-site assessment and evaluation of suppliers, as well as refining the health, safety, and environmental management components of the evaluation. The inspection covers the supplier's ISO14000 and ISO18000 system certification, workplace safety emergency management system, labour protection measures, discharge and emissions, and waste treatment. Health, safety, and environmental management factors have been given greater weight for on-site inspection criteria. The quality assurance system is evaluated and scored based on quality management, supplier management, production environment, process control, and quality inspection management, accounting for 15- 30% of the total score of the on-site inspection. The after-sales service system is evaluated and scored in terms of system construction, setting of service outlets, and response speed, accounting for 5-10% of the total score.
•        Qualification inspection: The Company has integrated environmental protection, resource conservation, and sustainability management into its supplier assessment process by adding pollution discharge permits, energy management system certifications, green product and low-carbon product certifications to the list of qualification requirements for suppliers to effectively promote suppliers' awareness and ability to improve product quality and environmental protection continuously.

Due Diligence
•        In the process of a legal person credit certification, a third-party evaluation institution is entrusted to carry out on-site due diligence of suppliers. This includes on-site investigation and interview, covering but not limited to production and operation, equipment plant, company personnel, internal control management, financial management, etc. In 2021, the Company conducted due diligence on 2,703 suppliers, bringing the accumulative total to 9,554.

Compliance Management
•        The Company continues to deepen the compliance management of suppliers. It requires registered suppliers to sign a Business Integrity Commitment document, which stipulates the requirements for integrity and anti-corruption of suppliers and their personnel. Violators of the commitment will be disciplined according to the relevant management regulations on material procurement and resource supply. In 2021, three suppliers were disciplined for violating the provisions of the Business Integrity Commitment. In addition, the Company has developed a series of disciplinary measures for supplier contract compliance, including alert, warning, interview, the suspension under risk, and handling of contract breaches, to optimise the supply resource structure and remind suppliers of quality and late delivery risks. In 2021, the Company issued Reminder Letter to 46 suppliers and applied disciplinary actions to 123 suppliers who had breached the contract.

Supplier Training
•        Under sustained Covid-19 pandemic, in 2021, the Company held nine supplier training sessions, introducing its bidding management system, the overall situation of its EPEC commodity trading platform, and related business processes, with a total of 1,454 participants. In addition, the Company publicised its principles of material supply and management, critical points of resource supply and management system, and core values and cooperation mode of EPEC platform to suppliers during the briefing meeting before bidding. Moreover, in light of the current business environment, the Company established stricter anti-corruption, environmental protection, safety management, and green procurement standards, encouraging suppliers to value cooperation and act in good faith.

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【Case】Strengthening mutually beneficial cooperation with suppliers through EPEC
"EPEC" platform gives full play to the Company's role as the core enterprise of the supply chain, focuses on procurement standardisation, manufacturing digitisation, logistics transparency and information interconnection, and works with related parties to continuously deepen the "Sunshine Action" of the supply chain. As of the end of 2021, 69 companies had joined the "Sunshine Action".
Focusing on the steady and mutually beneficial cooperation with suppliers, the Company invited more than 20 suppliers to participate in major new energy equipment seminars during the industrial products exhibition held by EPEC in 2021, guiding suppliers to pay attention to the demand and development trend of new energy such as hydrogen energy and geothermal energy, to focus on transformation and upgrading, carbon reduction and consumption reduction, and to accelerate the building of low-carbon competitiveness. In 2021, EPEC was rated as the first batch of national demonstration enterprises for supply chain innovation and application, with 3.33 million kinds of online goods and 268,000 registered users. In 2021, EPEC has achieved annual transaction amount of RMB 531.2 billion and helped 543 enterprises to obtain financial support of RMB 25.3 billion through factoring financing.

6.2.2 Contractor Management
In 2021, the Company continued to develop its comprehensive management of contractors, revising the management measures applicable to contractors thoroughly by formulating the Sinopec Contractors Management Regulations on Engineering Construction, Inspection, and Maintenance, and continued to promote the preparation of the Sinopec Contractors Assessment Measures for Engineering Construction, Inspection, and Maintenance, which further clarified the primary responsibilities of contractors and established a contractor self-management mechanism.
Contractor Integrity Cultivation	• Contractors who have been disciplined for breaking the Business Integrity Commitment or the Letter of Business Ethics will be added to the Sinopec construction project's blacklist.
Contractor Assessment
•       The Company strictly implements Sinopec's Management Measures for the Market Integrity of Construction Project and the Management Measures for the Scoring and Quantitative Assessment of Construction Project Contractors. It manages contractors' performance using a combination of penalties and evaluation.
•       The Company assesses the contractor in the whole process of various operation behaviours, including safety, quality, progress, and comprehensive management in the form of event records. The intelligent system will remind the Company to urge contractors to carefully inspect and improve their construction behaviours and help them to improve their fulfilling capability.
•       In 2021, the Company assessed 601 contractors and suspended 119 operation personnel.

Contractor Compliance Management
•       The Company conducts research and discussion on operation permits, provides a revised "7 + 1" direct operation system, and promotes the application of its electronic operation-ticket technology, standardising the management of operating permits. The Company has formulated the energy isolation, anaerobic operation, and other urgent operation procedures and implemented "bilateral" reporting management for high-risk operations, effectively controlling operational risks.
•       The Company promotes "HSE evaluation" by adding the HSE evaluation content into the biding evaluation criteria. If the score of the HSE evaluation is less than 80 points, the bid will be rejected, and the HSE evaluation will be adopted to the process before this bidding.

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•       In 2021, the Company actively integrated "intelligent supervision" into the project bidding system. It carried out intelligent identification and early warning of together-conspired bidding, deviation degree of scoring by bid evaluation experts, and other factors of bidders, creating an electronic bidding trading platform with advanced performance, complete functions, and leading technology.

Contractor Information Management
•       The Company continues to strengthen the information management of construction projects and standardise the construction management system according to relevant national standards. The Company has obtained the highest-level Tier-3 certification for the national electronic trading platform and achieved cooperation with the national public service platform for data exchange in real-time to ensure the integrity

6.3 Community Communication and Engagement
Sinopec Corp. is committed to enhancing collaboration with stakeholders, establishingan effective mechanism for public communication and engagement, responding promptly to community concerns, identifying, assessing, and resolving risks of conflict between communities and the Company, and fully respecting the cultural customs and behaviour of the local community while minimising the impact on the local environment, ecology, and society.
6.3.1 Assessment of Impact on Community
The Company has formulated social impact assessment procedures covering the critical stages before a project is implemented, such as project scheme development, construction scheme formulation, environmental protection inspection, etc.
Project scheme development
•       The Company prepares a particular chapter of environmental protection in the report of the development plan and feasibility research, identifies environmentally sensitive targets, and formulates measures for pollution prevention and ecological preservation.

Construction scheme formulation
•       The Company assesses the impact on the environment, entrusts a third-party assessment institution to prepare an environmental impact assessment report, and integrates the approval requirements of environmental impact assessment into the special chapter of ecological protection in

Environmental protection inspection
•       After launching a project, the Company reviews the implementation of environmental protection measures during construction according to the requirements of ecological assessment and timely conduct environmental protection inspection after completion, ensuring that the project complies with laws and regulations.

In addition, the Company has formulated a series of environmental protection management systems such as the Management Measures of Ecological Protection and Pollution Prevention and Control Management Measures. Adhering to the idea of taking into account the interests of local communities and residents, the Company takes targeted actions to reduce its influence on the ecological environment and to avoid and regulate noise pollution.
Ecological Environment Protection
•       The Company strictly implements relevant state environmental protection requirements, ensures that project construction, operation, and decommissioning have their respective environmental protection plans formulated and implemented, and strives to reduce the disturbance to the ecological environment.

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•       The Company carries out an environmental assessment, monitoring, and restoration as required to ensure ecological security.
•       The Company prioritises products, technologies, and facilities conducive to environmental protection and actively pays environmental protection tax.

Noise Pollution Prevention
•       The Company conducts noise monitoring surrounding its plants, develops shock absorption, noise reduction, and sound insulation methods for manufacturing facilities, and frequently examines the sound insulation and noise reduction equipment's intact rate.
•       The Company strictly prohibits construction operation during the night-time with excessive noise, which would affect nearby residents. It actively takes noise pollution prevention measures for unavoidable situations to avoid exceeding the noise standard and disturbing residents.

6.3.2 Community Communication Mechanism
The Company has established an environmental information disclosure system following national and local regulations to disclose environmental information and accept social supervision promptly. The principal means of information disclosure is by constructing pollutant discharge signboards outside the stations where pollution sources are released and explaining to the public the main processes, main types, and discharge volume of pollutants. Moreover, according to the requirements of local governments, all subsidiaries of the Company have established a complaint collection, handling, and feedback mechanism with the local community and the public, to timely report the major environmental complaints to the relevant departments of the headquarters and promote rectification through the joint working mechanism.
In 2021, the Company demonstrated innovative achievements in the domains of environmental protection, energy conservation, emission reduction, cost reduction, and efficiency enhancement through offline and online activities, including "online exhibiting" and "online live broadcasting". In addition, in combination with voluntary activities, the Company publicises knowledge about the oil and gas sector and safety on campus and in the community through voluntary activities, thereby increasing the content and format of the "Open Day" events. In 2021, the Company held 678 "Open Day" events, with 33 million participants. Since the first "Open Day" in 2014, all subsidiaries of the Company have carried out events in more than 100 cities in China and have invited 210,000 people, including community residents, students, media representatives, and government officials, to visit the plants, winning respect and recognition for Company.
Note: Zhejiang Taizhou Petroleum Branch Company organised open day event for the public
6.3.3 Community Participation Programme

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The Company attaches importance to the joint development of itself and the local community, actively responds to local development strategies, and makes full use of its advantages to support local urban construction and economic and social development.
Deepening Cooperation with Local Community
In Qingdao City
Sinopec Qingdao Refining & Chemical Co., Ltd. has deepened the research on the "comprehensive utilisation of low-temperature waste heat of the whole plant" scheme, planning to recover the remaining available waste heat of about 11MW and the high-temperature waste heat from condensate system and to use the waste heat of circulating water in the power centre for local heating. This initiative has established the groundwork for the Company to continue improving its energy efficiency and forging stronger links with local communities.

In Dongying City
Shengli Oilfield is actively cooperating with Dongying City in the field of public utilities by strengthening its functions for urban services, actively exploring new methods of raising funds for the reconstruction of old urban areas, raising funds through a diversified market mechanism, and attracting the capital market to participate in the reconstruction of old urban areas under the guidance of the local government.

Promoting Community Development
When conducting business overseas, the Company is committed to paying taxes in accordance with applicable laws and regulations, promoting local hiring, adhering to international standards of safety, health, and environmental protection, respecting indigenous cultures, actively participating in public welfare undertakings, and promoting the livelihood and environmentally sustainable development of local communities.
【Case】Overseas community development practice of Sinopec
•     Mansarover in Columbia
Mansarover provided administrative and technical training to the local water authority, literacy and primary education to youth, women, and the elderly living in neighbouring oil field areas, and developed annual training plans for local communities on social, environmental, and cultural issues.
•     CIR in Kazakhstan
KOA Company, a joint venture under the CIR project, has formulated a "green office" plan for environmental protection and implemented the plan together with ECO NETWORK LLP, a local environmental protection company. The proceeds from the sale of waste will support the "green school" charity project.
•     Block 18 in Angola
In 2021, as a member of the block partner group, our company in Angolan implemented the photovoltaic power generation assistance programme together with other partners, providing 140,000 KW and 120,000 KW photovoltaic energy to the Caboledo Quicama Child Health Care Centre and Benfica Kididi Child Health Care Centre respectively.
•     UDM in Russia
UDM has set up a coordination department for regional relations responsible for strengthening communication with the local government and communities according to the work of its centre, and creating a harmonious atmosphere in the oil region.

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6.4 Product and Service Management
Sinopec Corp. is committed to continuously improving the quality of its products and services based on the tenets of "high quality, sufficient quantity, and customer satisfaction".
6.4.1 Quality Management
The Company strictly abides by the Product Measurement Law of the People's Republic of China, the Measurement Law of the People's Republic of China, the Standardisation Law of the People's Republic of China, and other laws and regulations. The Company has formulated internal regulations, such as the Measures for Quality Management of Refined Oil Products and Natural Gas and the Risk Management Regulations on the Quality of Refined Oil Products and Natural Gas, constantly promoting its product quality management mechanisms. Fifteen marketing subsidiaries of the Company have obtained third-party certification for their ISO9000 quality management systems. The remaining 22 subsidiaries have passed the Company's certification process.
The Company takes targeted measures to construct its indicator system, supplier management system, quality inspection, and control system to ensure product quality comprehensively. In 2021, more than 33,000 batches of samples of the Company accepted random external review at the national, provincial, and municipal levels and were all qualified. In 2021, there were no known incidents involving product recalls. Moreover, the Company is committed to adhering to new regulations and policies, consistently improving the quality of oil products, and promoting pollution reduction.
Guarantee Quality and Safety
Establishing the Internal Control Indicator System for Purchased Oil Products
●      Introduced the concept of "quality and intrinsic safety" for refined oil, took the lead in researching illegal component and hazard additions to oil products in China, innovated and established the internal control indicator system for refined oil, which includes 21 indicators and seven testing methods for gasoline, diesel, and deformed fuel ethanol, compensated for national standards' loopholes, and filled the domestic gap in related fields.

Establishing a Supplier Management System
●      Implemented a centralised procurement strategy; formulated catalogues of suppliers and purchasable manufacturers respectively, which are managed by the headquarters, and set procurement prohibition list.
●      Established an optimal supplier assessment system, negotiating mechanism, and penalty system, as well as dynamic supplier catalogue adjustment.

Building Process Quality Control System
●      Set up full-time quality management departments in headquarters, provincial and municipal subsidiaries and established a complete laboratory network.
●      Following the principle of "system + technology + standard", established a standardised process quality control system covering the whole link of refined oil circulation to ensure that warehouse-entering, storage, transportation, and sale are under control.
•      Warehouse-entering: The Company strictly implements the complete indicator inspection requirements of "national standard + internal control," resolutely returns unqualified products, and discloses the related information online to prevent the inflow of problematic oil products.

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•      Storage: The Company carries out dedicated pipeline transfer, uses a dedicated tank for storage and a dedicated pump, pipe, and tank for the unloading and refitting of oil products. The Company also strictly inspects the process of warehouse-exiting, resolutely preventing the outflow of unqualified products.
•      Transportation: The Company requires "dedicated tanker vehicles for diesel and gasoline respectively" to prevent oil pollution and assigns dedicated personnel to track the tankers' routes with a GPS positioning system to avoid human-induced oil quality accidents during transportation.
•      Sale: The Company strictly follows the oil unloading process, carries out standardised sampling and testing of oil products before unloading, and forbids the unloading of unqualified products; The Company requires sample retention of oil product in Sinopec service stations until the sale of the product is completed to ensure that the quality of oil products is 100% qualified; The Company's management department, as well as provincial and local nmanagement departments, conduct random quality inspections on oil products. Sales of unqualified products discovered during the internal inspection will be promptly halted.

Promoting the Cultivation of Quality Awareness
●      Established a laboratory information management system comprising over 380 quality inspection labs and a refined oil quality control platform and the establishment of China's largest refined oil and gas quality database.
●      Introduced big data analysis technology into quality management and built a management mode of intelligent analysis and control on the quality of refined oil.

Carrying Out the Construction of Quality Culture Constantly
●      Improved the system for training professional teams and bolstered professional skills and abilities training to develop professional management and inspection teams.
●      Strove to improve the quality awareness of all staff, encourage the whole company to participate in quality control, and cultivated a quality culture with its characteristics to lay a solid foundation for quality management.
●      Supported government authorities in conducting quality control and inspection, and collaborated with media to promote quality knowledge, collaboratively supporting the purification of the market environment.

【Case】Sinopec actively improves oil quality in support of pollution control
In July 2021, the Municipality Government of Beijing launched the "Beijing VIB" standards, which further standardized the allowed range of olefins, aromatics and distillation of gasoline, as well as the allowed range of polycyclic aromatic hydrocarbons and distillation of diesel, and added allowed values of some harmful substances (silicon and chlorine of gasoline), requiring all-round supply of the "Beijing VIB" oil before February 1, 2022. On December 7, 2021, 55 days prior to the deadline, Sinopec completed the replacement of "Beijing VIB" oil products required by the Beijing Municipal Government at 517 service stations and 5 oil depots in Beijing to fully supply "Beijing VIB" gasoline and diesel. The usage of "Beijing VIB" oil can reduce the emission of particulate matter of gasoline vehicles by 20% to 30%, the emission of hydrocarbons by 10% to 15%, and the emission of carbon monoxide by 6% to 10%.
For diesel vehicles, the emissions of particulate matter can be reduced by 20%, and the emission of nitrogen oxides by 10%. Such achievement will play an important role in improving air quality and realising the coordinated emission reduction of fine particulate matter (PM2.5) and ozone.

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6.4.2 Rights and Interests of Customer
The Company strictly abides by the Law of the People's Republic of China on the Protection of Consumers' Rights and Interests and the Anti-Unfair Competition Law and values the opinions and suggestions of customers and consumers. The Company has established a sound closed loop of "handling, settlement and return visit" to solve customer complaints to ensure that t customers complaints are followed and solved timely. The Company is committed to correctly resolving the issues and fully protecting consumers' rights and interests.
The Company places a focus on consumer privacy protection. The Board of Directors, as the primary regulator of customer privacy protection, strictly adheres to the requirements of applicable laws and regulations, such as the Personal Information Protection Law of the People's Republic of China, the Data Security Law of the People's Republic of China, and the Regulations on Classified Protection of Network Security. The Board also revised and issued the Sinopec Network security Notification Management Measures, requiring the Company to ensure the complete life-cycle security protection of essential data, adhere to the principles of lawfulness, fairness, and necessity, and collect and use personal information in strict accordance with relevant national laws and regulations.
The company adheres to the principles and regulations of lawfulness and integrity, clarity and rationality, accessing information only when necessary, openness and transparency, accuracy and integrity, and security guarantee, and complies with the legal and regulatory requirements for network security, data security, and personal information protection, ensuring the security of personal information related to the Company's online business. The Company has built an integrated security protection system, including identity management, password-related services, data-leakage prevention, document security management, and email data security to ensure data security protection. By the principle of accessing information only when necessary, the Company carries out personal information protection and provides technical protection measures such as desensitisation, monitoring, and audit.
6.4.3 Service Improvement
Adhering to the concept of "customer-centred", the Company carries out customer service in an all-around way, focuses on improving high-quality service, and implements targeted policies around multiple optimisation schemes to enhance the quality of service and customer experience comprehensively.
Optimising Customer Service Management System
•        The Company manages oil products throughout the whole product lifecycle and promotes the concept of "managing oil products throughout their lifecycle, extending services to customers' oil tanks". The Company has established a visit and communication mechanism for key customers, conducted extensive research on the oil demand of the automobile and machinery industries, and compiled popular knowledge manuals such as the Gasoline Application Technology Q & A and the Guideline for Diesel Oil Users to assist customers in making informed oil selection and usage ecisions.

Improving Customer Services
•        The Company has improved its service stations' sanitation responsibility system and evaluation methods and formulated the Operation Handbook for the Cleaning and Maintenance of Gas Stations to clarify gas stations' cleaning and maintenance standards.
•        The Company has strengthened the on-site operation management of gas stations, formulated and issued the Top Ten Service Contents of Gas Station & Guidelines for Efficient and Friendly On-Site Management and the Guidance on Service Procedures of Gas Stations, and upgraded the standards for gas station image, creating a standardised and comfortable atmosphere for refuelling and shopping.

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•        The Company has defined the roles, processes, and vital links necessary for the operation and management of the "one customer, one plan" system and standardised the customer manager's response to various solutions to ensure customer quality services thoroughly.

Upgrading the Customer Satisfaction Evaluation System
•        To build a bridge for communication with customers, the Company has formulated the Implementation Plan of Customer Evaluation System for Gas Stations of Sales Subsidiaries, set 6 evaluation contents based on the most concerning service links by customers, and established a unified evaluation system. To ensure a seamless communication mechanism for customers, the Company continuously improves its services in response to customer feedback, actively fosters an environment that values service quality, and employs closed-loop service management, increasing customer evaluation satisfaction, and participation rate.

Smoothing Customer Communication Channels
•        The Company continuously improves the customer communication mechanism by publicising the customer service telephone 95105888 / 95105988 in various channels, giving full play to the role of its customer service centres in 30 provinces and cities, and providing customers with business management, business handling, complaint handling, and other services throughout the year.
•        The Company has launched an intelligent voice, intelligent outbound call, and intelligent quality inspection system to improve its quality of services. In addition, the Company added online selfservice robot services or artificial services on WeChat and its App to provide customers with diversified service options.
•        The Company has built a multi-tiered, three-dimensional communication channel with its customers. Based on the 95388-telephone service, the channel also utilises short messages, email, the Sinopec's WeChat official account, and the Sinopec Chememall online platform to provide customers with product consultation, Sinopec Chememall operation guidance, product inquiry and order placement, logistics information inquiry, contact details for product sales channels, quoted prices for primary products, and other services.

In 2021, the Company's customer and consumer satisfaction rate continued to increase, while the rate of bad comments and complaints continued to decline.
Oil Products Sales
          As of the end of 2021, our VIP customers have participated in the customer evaluation for a total of 87.46 million times. 28,842 gas stations have been evaluated, per station has been evaluated for 3,032 times on average and the average score of a single station is 1.985 (the full score is 2), and the customer satisfaction rate (giving a four-star or above represents satisfaction) has reached 99.67%.

Chemical Products Sales
          In 2021, a total of 3,862 questionnaires were sampled for customer satisfaction. The customer satisfaction performance of the year was excellent, and the overall evaluation score was 93.5 points. Among them, the scores of pre-sales service, product sales, product delivery, after-sales service and customer manager satisfaction all exceeded 93 points.
          In 2021, a total of 8 customer complaints were received, with a year-on-year decrease of 15, and the completion rate of complaint handling was 100%.

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6.4.4 Service Innovations
The Company actively innovates its business model, diversifies its offerings, and promotes business form integration by focusing on consumer demands. The Company also seeks to accelerate the transformation and development of informatisation, integrate platform construction into its informatisation project, and develop an interconnected and efficient customer service platform, thereby providing practical support for the development of a new service model and business format with customers as the centre and the Internet as the carrier.

【Case】Sinopec's' EasyJoy actively develops new retail formats
•    Shopping Festival
In response to the characteristics of different seasons and customers' consumption habits, EasyJoy is committed to meeting the diversified needs of customers by creating four shopping festivals, including "EasyJoy Shopping Festival", "New Year Shopping Festival", "Car-Owner Festival" and "Beverage Shopping Festival". The "EasyJoy Shopping Festival" was held simultaneously with the 18th China ASEAN Expo in Nanning, Guangxi, to introduce special local products from ASEAN and Guangxi to all China and domestic products to ASEAN. 18,200 EasyJoy stores across the country carried out "EasyJoy Shopping Festival" simultaneously, more than 900 SKUs of goods were introduced in various marketing activities.
•   High-value ecosystem of "people, car, life"
EasyJoy actively expands new business forms with diversified services by building a high-value ecosystem of "people, car, life". The Company has established an "EasyJoy Coffee" joint venture to build the first gas station-based coffee brand in China. The Company has built more than 8,700 auto service outlets of gas stations to provide customers with one-stop car service of car purchasing, car keeping, car using and car replacement, as well as car washing service with an average of more than 400,000 times a day. The Company has also set up more than 1,200 catering stores. The Company also provides truck drivers with intimate services such as food, resting, bathing, laundry, safe parking and road rescue through its Driver's Home.
•   New platform, new mode
Taking the new online platform of "Sinopec Refuelling" as the main entering access, EasyJoy has built a centralised national membership platform and improved its new retail business mode of "Internet + refuelling station + convenience store + third party", providing "easy to buy car", "easy car delivery" and other "one touch" intelligent services. The platform has obtained more than 30 million registered membership. The Company also launched online businesses such as EasyJoy mall, integral mall and WeChat Applet, and built an online membership system to accelerate the development of a comprehensive online service platform.

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Key Performance
Environmental Performance
GHGs emissions and management
Indicators	2019	2020	2021
GHGs emissions (million tonnes CO2-equivalent) Note1	170.69	170.94	172.56
Direct GHGs emissions	125.68	128.58	148.38
Indirect GHGs emissions	45.01	42.36	24.18
Oil & gas exploration and production segment	23.18	24.42	22.47
Refining and chemicals segment	144.93	144.32	148.34
Marketing segment	2.58	2.20	1.75
GHGs emissions intensity (tonnes CO2-equivalent / RMB1 million)Note 2	57.71	81.22	62.96
CO2 capture (thousand tonnes)	1,263	1,290	1,520
Methane recovery (million cubic metres)	397	600	717

Indicators	2019	2020	2021
Methane emissions (million cubic metres)	—	283.56	299.90
Oil & gas exploration and production segment	—	245.98	269.88
Refining and chemicals segment	—	23.75	10.01
Marketing segment	—	13.83	20.01
Note 1: The Company conducts GHGs emission (direct and indirect) accounting and verification according to ISO14064-1:2006 standards, covering six gases including carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydro fluoro carbons (HFCs), per fluorinated compounds (PFCs) and sulphur hexafluoride (SF6).
Note 2: GHGs emissions intensity(tonnes CO2-equivalent/RMB million)= Greenhouse gas emissions / revenue (RMB million)
Energy and resources Note 1

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Indicators	2019	2020	2021
Consumption of crude oil (million tonnes)	1.21	1.07	1.07
Consumption of natural gas (billion cubic metres)	4.14	3.78	4.06
Consumption of purchased electricity (billion kWh)	32.26	30.83	33.80
Consumption of coal (million tonnes)	14.77	15.00	35.00
Fresh water withdrawal for industrial use (million cubic metres)	650.36	643.20	636.16
Fresh water withdrawal for industrial use intensity	219.87	305.60	232.10
Note 1: The consumption of certain energies increased in 2021 due to the change in scope of statistics as the result of asset acquisition of the Company, the increase of the scale of production and operation of the Company, and the release of new production capacities.
Note 2: Fresh water withdrawal for industrial use intensity(cubic metre/RMB million)= Fresh water withdrawal for industrial use/ revenue (RMB million)
Emissions, effluents, and wastes
Indicators	2019	2020	2021
Sulphur dioxide (thousand tonnes)	64.6	61.9	59.3
Nitrogen oxides (thousand tonnes)	95.9	92.0	88.3
COD (1,000 tonnes)	19.0	18.6	18.2
Ammonia and nitrogen (thousand tonnes)	1.96	1.92	1.88
Solid waste (thousand tonnes)Note 1	2,115.32	1,710.8	1,931.6
Solid waste intensityNote 2	0.72	0.81	0.70
Weight of disposed hazardous waste (thousand tonnes)Note 3	642.3	731.1	461.0
Hazardous waste intensityNote 4	0.22	0.35	0.17
Note 1: The total amount of general industrial solid waste entrusted by the Company to a third party for disposal.
Note 2: Solid waste intensity(tonne/RMB million)=amount of solid waste/revenue(RMB million)
Note 3: The total amount of hazardous waste entrusted by the company to third-party qualified institutions for disposal.
Note 4: Hazardous waste intensity(tonne/RMB million)=amount of hazardous waste/revenue(RMB million)
Social Performance
Employment and Training

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Indicators	2019	2020	2021
Total number of employees	402,206	384,065	385.751
Male employees	—	257,053	262,108
Female employees	—	127,012	123,643
Employees below 30 years of age	—	40,076	41,029
Employees between 31 and 50 years of age	—	254,948	243,706
Employees over 51 years of age	—	89,041	101,016
Employees newly hired during reporting period	—	16,011	21,062
Employees turnover during reporting period	—	13,963	11,797
Turnover rate (%)	0.8	0.69	0.64
Turnover rate of male employees (%)	—	—	0.56
Turnover rate of female employees (%)	—	—	0.87
Turnover rate of employees below 30 years of age (%)	—	1.5	3.10
Turnover rate of employees between 31 and 50 years of age (%)	—	0.5	0.56
Turnover rate of employees over 51 years of age (%)	—	0.3	0.16
Collective contract coverage (%)	100	100	100
Social insurance coverage (%)	100	100	100
Enterprise annuity coverage (%)	80.57	80.59	81.48
Percentage of employees with labour union membership (%)	100	100	100
Percentage of ethnic minority employees(%)	3.7	3.8	4.0
Percentage of ethnic minority employees(%)	3.7	3.8	4.0
Percentage of female employees (%)	33.8	33.1	32.1
Percentage of female employees in management (%)	12.38	12.59	12.91
Investment in vocational training (10,000 RMB)	850.21	875.04	890.56

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Vocational training coverage (%)	78.2	85.7	87.3
Total amount of vocational training (hours)	10,190,302	12,853,165	14,637,601
Average training hours of employees (hours)	25.34	33.47	35.71
Average training hours of male employees	49.48	52.61	55.28
Average training hours of female employees	49.83	53.53	55.64
Average training hours of senior management staff	40.57	52.21	59.15
Average training hours of mid-level management staff	41.62	48.65	55.37
Average training hours of grassroots employees	50.26	45.62	52.81
Vocational training participation (person-time)	985,612	1,536,501	1,725,129
Online training participation (person-time)	5,014,143	1,259,800	6,152,170
Total amount of online training (hours）	101,903	27,721,300	51,432,900
Training participation rate of male employees	33.95	36.85	39.26
Training participation rate of female employees	34.84	35.62	38.27
Training participation rate of senior management staff	81.18	95.6	95.77
Training participation rate of mid-level management staff	44.61	92.5	93.63
Training participation rate of grassroots employees	35.77	85.6	87.38
Workplace Health and Safety
Indicators	2019	2020	2018
Employee occupational health examination coverage (%)	99	99.9	99.9
Health examination and health record coverage (%)	99	99.9	99.9

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Number of newly diagnosed cases of occupational diseases	15	10	10
Number of accidents reported	1	3	2
Number of deaths due to production safety accidents	1	3	2
Total recorded accident (Incident) rate (per 200,000 working-hours)	—	0.1062	0.1147
Fatal accident rate (per 200,000 working-hours)	—	0.00072	0.00071
Number of working days lost due to work injuries	—	—	—
Number of production safety emergency drills (10,000)	59	58	58
Number of participants in production safety emergency drills (10,000 person-times)	343	329	331
Supply chain
Indicators	2019	2020	2021
Number of suppliers passed qualification assessment	18,646	21,446	25,072
Of which: Number of suppliers from mainland China	—	—	23,294
Number of oversea suppliers	—	—	1,778
Percentage of suppliers qualified by QHSE management system (%)	31.1	31.3	30.6
Number of suppliers qualified by the quality management system (ISO 9000)	9,312	10,327	11,952
Percentage of suppliers qualified by the quality management system (ISO 9000) (%)	49.9	48.2	47.7
Number of suppliers qualified by the environmental management system (ISO 14000)	6,463	7,412	8511
Percentage of suppliers qualified by the environmental management system (ISO 14000) (%)	34.7	34.6	34.0
Number of suppliers qualified by the occupational health and safety management system (ISO 18000)	6,108	7,044	7999
Percentage of suppliers qualified by the occupational health and safety management system (ISO 18000) (%)	32.8	32.8	31.9
Percentage of procurement from the top 5 suppliers	5.3	5.7	5.1

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Percentage of procurement through tender (%)	84.2	85.2	86
Percentage of procurement by open tender (%)	96.1	97.1	96.7

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Independent Assurance Report

毕马威华振通字第 2200025 号

Independent Limited Assurance Report

To the Board of Directors of China Petroleum and Chemical Corporation:

We were engaged by the Board of Directors of China Petroleum and Chemical Corporation (the "Company") to provide limited assurance on selected 2021 key data in the Company's 2021 Sustainability Report for the year ended 31 December 2021.

I. Key data

In this report, limited assurance procedures were performed on the following selected key data of the Company's 2021 Sustainability Report:

•	GHGs emission (million tonnes CO2-equivalent)
•	Direct GHGs emission (million tonnes CO2-equivalent)
•	Indirect GHGs emission (million tonnes CO2-equivalent)
•	CO2 capture (thousand tonnes)
•	Consumption of crude oil (million tonnes)
•	Consumption of natural gas (billion cubic metres)
•	Consumption of purchased electricity (billion kWh)
•	Consumption of coal (million tonnes)
•	Weight of disposed hazardous waste (thousand tonnes)
•	Number of accidents reported
•	Number of deaths due to production safety accidents
•	Total recorded accident (incident) rate (per 200,000 working-hours)
•	Fatal accident rate (per 200,000 working-hours)
•	Total number of employees
•	Employee turnover rate (%)
•	Percentage of female employees (%)
•	Number of patients cured under the Lifeline Express Programme

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毕马威华振通字第 2200025 号

Independent Limited Assurance (Continue)

Within the scope of our work, we only performed procedures on selected 2021 key data at the Head Office, Sinopec Marketing Co., Limited Beijing Branch and Sinopec Shanghai Petrochemical Company Limited, we have not conducted work at other entities. We have not performed any procedures with respect to 2020 and earlier periods or any other information included in the 2021 Sustainability Report.

II. Responsibilities of the Board of Directors

The Company's Board of Directors is solely responsible for the preparation of the key data of the 2021 Sustainability Report in accordance with basis of preparation of the key data ("basis of preparation") attached to this assurance report.

The Board of Directors is also responsible for designing, implementing and maintaining the internal controls that enable the preparation and presentation of 2021 Sustainability Report that is free from material misstatement, whether due to fraud or error.

III. Responsibilities of the certified public accountants

Our responsibility is to carry out a limited assurance engagement and to express a conclusion based on the work performed. We conducted our work in accordance with the International Standard on Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information.

We have complied with our independence requirement and other relevant ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, and we have complied with the applicable requirements of the International Standard on Quality Control 1 with respect to maintaining a comprehensive quality control system. Our independent limited assurance report has been prepared solely for the Company in accordance with the terms of our engagement.

Our work has been undertaken so that we might report to the Board of Directors of the Company those matters we have been engaged to report in this independent limited assurance report and for no other purpose. We do not accept or assume responsibility to any party other than the Company for our work, for this independent limited assurance report, or for the conclusion we have reached.

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毕马威华振通字第 2200025 号

Independent Limited Assurance (Continue)

IV. Summary of procedures performed

A limited assurance engagement on the 2021 Sustainability Report consists of making inquiries, primarily of persons responsible for the preparation of information presented in the sustainability report, and applying analytical and other procedures, as appropriate. Our procedures include:

•	Assessing the risk of material misstatement of selected 2021 key data relating to the sustainability report, whether due to fraud or error;
•	Conducting interviews with relevant staff at the Company who are responsible for providing the information in the sustainability report;
•	Performing analytical review procedures on the selected 2021 key data relating to the sustainability report;
•	Checking relevant documents of selected key data relating to the sustainability report on a sample basis;
•	Recalculating 2021 selected key data relating to the sustainability report;
•	Reading the information presented in the sustainability report to determine whether it is in line with our overall knowledge of, and experience with, the sustainability performance of the Company; and
•	Perform other procedures deemed necessary.

The extent of the evidence gathering procedures performed in a limited assurance engagement is less than that for a reasonable assurance engagement, and therefore, a lower level of assurance is provided. In addition, our work was not undertaken for the purpose of expressing an opinion on the effectiveness of the Company's systems and procedures.

V. Inherent limitation

We draw attention of the readers that currently there are no generally accepted practices to evaluate and measure non-financial information, therefore there are different measurement methods, which may impact the comparability among entities.

VI. Conclusion

Based on the procedures performed and the evidences obtained, nothing has come to our attention that causes us to believe that the selected 2021 key data contained in the Company's Sustainability Report for the year ended 31 December 2021 is not prepared, in all material respects, in accordance with the basis of preparation.

KPMG Huazhen LLP

Beijing, China
25 March 2022

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Basis of Preparation of Key Data

GHGs emission (million tonnes CO2-equivalent):
GHGs emission disclosed herein refers to the sum of direct GHGs emission and indirect GHGs emission produced by the production operation subsidiaries of China Petroleum & Chemical Corporation.

Direct GHGs emission (million tonnes CO2-equivalent):
Direct GHGs emission disclosed herein refers to direct GHGs emission from fixed emission source, mobile emission source, process emission source and escape emission source produced by the production operation subsidiaries of China Petroleum & Chemical Corporation.

Indirect GHGs emission (million tonnes CO2-equivalent):
Indirect GHGs emission herein refers to indirect greenhouse gas emissions resulting from the consumption of purchased electricity, purchased heat (steam), etc by the production operation subsidiaries of China Petroleum & Chemical Corporation.

CO2 capture (thousand tonnes):
CO2 capture herein refers to the total amount of carbon dioxide captured by refinery enterprises of China Petroleum & Chemical Corporation in carbon dioxide recovery work.

Consumption of crude oil (million tonnes):
Consumption of crude oil herein refers to total end-use crude oil consumed by industrial subsidiaries of China Petroleum & Chemical Corporation.

Consumption of natural gas (billion cubic metres):
Consumption of natural gas herein refers to total end-use natural gas consumed by industrial subsidiaries of China Petroleum & Chemical Corporation.

Consumption of purchased electricity (billion kWh):
Consumption of purchased electricity herein refers to the difference between total consumption of electricity of industrial subsidiaries of China Petroleum & Chemical Corporation and their self-generated electricity.

Consumption of coal (million tonnes):
Consumption of coal herein refers to total coal consumed by industrial subsidiaries of China Petroleum & Chemical Corporation.

Weight of disposed hazardous waste (thousand tonnes):
Weight of disposed hazardous waste herein refers to the total weight of hazardous waste entrusted for process and disposal, which is collected in the Environmental Protection Information System of China Petrochemical Corporation.

Number of accidents reported:
Number of accidents reported herein refers to the number of General Grade A and higher accidents that occurred of China Petroleum & Chemical Corporation. A General Grade A accident means an accident in which some person died.

Number of deaths due to production safety accidents:
Number of deaths due to production safety accidents herein refers to the number of permanent employees that are eventually confirmed dead in General Grade A accidents of China Petroleum & Chemical Corporation.

Total recorded accident (incident) rate (per 200,000 working-hours):
Total recorded accident (incident) rate (per 200,000 working-hours) herein refers to the number of accidents (incident) that occurred of China Petroleum & Chemical Corporation, per 200,000 working hours.

Fatal accident rate (per 200,000 working-hours):
Fatal accident rate (per 200,000 working-hours) herein refers to the number of employees that died in General Grade A accidents of China Petroleum & Chemical Corporation, per 200,000 working hours.

Total number of employees:
Total number of employees herein refers to the total number of employees who has signed full-time employment contracts with China Petroleum & Chemical Corporation, excluding dispatched employees.

Employee turnover rate (%):
Employee turnover rate herein refers to the proportion of the number of employees whose labor contracts were terminated by China Petroleum & Chemical Corporation for personal reasons (excluding ordinary employees such as gas station operators).

Percentage of female employees (%):
Percentage of female employees herein refers to the proportion of the number of female employees who has signed fulltime employment contracts with China Petroleum & Chemical Corporation, excluding dispatched employees, to total number of the employees.

Number of patients cured under the Lifeline Express Programme:
Number of patients cured under the Lifeline Express Programme herein refers to the number of patients who have undergone rehabilitation surgery in the Lifeline Express Programme, which was launched by China Healthy Express Foundation in reporting year and supported by China Petroleum & Chemical Corporation.

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Report Content Indexes
HKEX ESG Reporting Guide Content Index
Subject Areas, Aspects, General Disclosures and KPIs			Pages
A: Environmental
Aspect A1: Emissions
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.
			33-34,40,47-49, 51-56
	KPI A1.1	The types of emissions and respective emissions data.	88-89
	KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	34,88
	KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	55,89
	KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	55,89
	KPI A1.5	Description of emissions target(s) set and steps taken to achieve them.	33-46
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	54-55
Aspect A2: Use of Resources	General Disclosure: Policies on the efficient use of resources, including energy, water and other raw materials.		36,51,53,54
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g., per unit of production volume, per facility).	88
	KPI A2.2	Water consumption in total and intensity (e.g., per unit of production volume, per facility).	51,89
	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	36-38
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	51,89
	KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	N/ANote1

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Aspect A3: The Environment and Natural Resources	General Disclosure: Policies on minimizing the issuer’s significant impacts on the environment and natural resources.		33,47-48
	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	31-42,41-46,47-50
Aspect A4: Climate Change	General Disclosure: Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.		5-6,30-34
	KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	31-33
B. Social
Employment and Labour Practices
Aspect B1: Employment
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equity opportunity, diversity, anti-discrimination, and other benefits and welfare.
66-67
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part- time), age group and geographical region.	90
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	90
Aspect B2: Health and Safety
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.
58-62,68-69
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	91-92
	KPI B2.2	Lost days due to work injury.	N/ANote2
	KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	58-62,68-69
Aspect B3: Development and Training	General Disclosure: Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.		71-73
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	91
	KPI B3.2	The average training hours completed per employee by gender and employee category.	91
Aspect B4: Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.		66-67
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labour.	66-67
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	66-67,77-80

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Operating Practices
Aspect B5: Supply Chain Management	General Disclosure: Policies on managing environmental and social risks of the supply chain.		77-80
	KPI B5.1	Number of suppliers by geographical region.	92
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	77-80
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	77-80
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	77-78
Aspect B6: Product Responsibility
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.
			83-84
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	83
	KPI B6.2	Number of products and service related complaints received and how they are dealt with.	86-87
	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	19
	KPI B6.4	Description of quality assurance process and recall procedures.	83-84
	KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	85
Aspect B7: Anti- corruption
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.
			13-17
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	15
	KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	15-18
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	17-18

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Community
Aspect B8: Community Investment
General Disclosure: Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.
80-82
	KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labour needs, health, culture, sport).	74-77
	KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	74-77
Note 1: The indicator is not applicable since the main products sold by the Company are energy and chemical products.
Note 2: The indicator is not applicable, because the Company has calculated and disclosed the total recorded accident (incident) rate per 200,000 working-hours and the fatal accident rate per 200,000 working-hours in accordance with the OSHA standards instead.
UNGC Ten Principles Index
Scope	UNGC’s Ten Principles	Pages
Human Rights	Businesses should support and respect the protection of internationally proclaimed human rights; and	66-67
	Make sure that they are not complicit in human rights abuses.	66-67
Labour	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;	66-69
	The elimination of all forms of forced and compulsory labour;	66
	The effective abolition of child labour; and	66
	The elimination of discrimination in respect of employment and occupation.	66
Environment	Businesses should support a precautionary approach to environmental challenges	47-50
	Undertake initiatives to promote greater environmental responsibility; and	47-57
	Encourage the development and diffusion of environmentally friendly technologies.	42-46
Anti-Corruption	Businesses should work against corruption in all its forms, including extortion and bribery.	15-18
TCFD Index

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TCFD recommended disclosures	Pages
Governance: Disclose the organisation’s governance around climate-related issues and opportunities.
a) Describe the board’s oversight of climate-related risks and opportunities.	30-31
b) Describe the management’s role in assessing and managing climate-related risks and opportunities.	30-31
Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material.
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	31-32
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning.	30-34
c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	31-34
Risk Management: Disclose how the organisation identifies, assesses and manages climate-related risks.
a) Describe the organisation’s processes for identifying and assessing climate-related risks.	30-33
b) Describe the organisation’s processes for managing climate-related risks.	33-34
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management.	19-21,30-33
Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	31-34,88
b) Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	30-34,88
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	31-34,42-46
UNGC Advanced Level Criteria Index
Scope	Criteria for UNGC Advanced Level	Pages
Strategy Governance and Engagement	Criterion 1: Key aspects of the Company's advanced level sustainability strategy in line with Global Compact principles	8,33-34,42
	Criterion 2: Effective decision-making processes and systems of governance for corporate sustainability	12,20-21,23-24,30-31
	Criterion 3: Engagement with all important stakeholders	21-22

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UN Goals and Issues	Criterion 4: Actions taken in support of broader UN goals and issue	24-26
Human Rights Implementation	Criterion 5: Robust commitments, strategies or policies in the area of human rights	66-67,77-78
	Criterion 6: Effective management systems to integrate the human rights principle	66-67,77-78
	Criterion 7: Effective monitoring and evaluation mechanisms of human rights integration	66-67
	Criterion 8: Key outcomes of the human rights integration	66-67
Labour Principles Implementation	Criterion 9: Robust commitments, strategies or policies in the area of Labour	66-67
	Criterion 10: Effective management systems to integrate the Labour principle	66-67
	Criterion 11: Effective monitoring and evaluation mechanisms of the labour principle integration	66-67
	Criterion 12: Key outcomes of the Labour principle integration	66-67,70-73
Environmental Stewardship Implementation	Criterion 13: Robust commitments, strategies or policies in the area of environmental stewardship	30-34,36-38,40-41,42-43,44,47-50
	Criterion 14: Effective management systems to integrate the environmental principle	47-50
	Criterion 15: Effective monitoring and evaluation mechanisms for environmental stewardship	47-50
	Criterion 16: Key outcomes of the environmental principle integration	53-55,88-89
Anti-Corruption Implementation	Criterion 17: Robust commitments, strategies or policies in the area of anti-corruption	13-19
	Criterion 18: Effective management systems to integrate the anti-corruption principle	16-18
	Criterion 19: Effective monitoring and evaluation mechanisms for the integration of anti-corruption	16-18
	Criterion 20: Key outcomes of the anti-corruption principle integration	17-18
Value Chain Implementation	Criterion 21: Implementation of the Global Compact principles in the value chain	77-80

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Transparency and Verification	Criterion 22: The COP provides information on the Company's profile and context of operation	1
	Criterion 23: The COP incorporates high standards of transparency and disclosure	1
	Criterion 24: The COP is independently verified by a credible third-party	7,94-97

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 28, 2022